                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-K
(Mark One)
         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                 September 30, 2000
                          ------------------------------------------------------

                                     - OR -

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to
                               ------------------    ------------------

                         Commission File Number: 0-23164

                            LANDMARK BANCSHARES, INC.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                  Kansas                                         48-1142260
--------------------------------------------              ----------------------
       (State or Other Jurisdiction of                         (I.R.S. Employer
      of Incorporation or Organization)                      Identification No.)

Central and Spruce Streets, Dodge City, Kansas                    67801
----------------------------------------------            ----------------------
   (Address of Principal Executive Offices)                     (Zip Code)

Registrant's telephone number, including area code:              (316) 227-8111
                                                           ---------------------

Securities registered pursuant to Section 12(b) of the Act:         None
                                                           ---------------------

Securities registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $0.10 per share
                     ---------------------------------------
                                (Title of Class)

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes  X   No
                                              ---      ---

         Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

         Issuer's voting stock trades on The Nasdaq Stock Market under the symbol "LARK". The aggregate market value of the voting common equity held by non-affiliates of the registrant, based upon the closing price of such stock as quoted on Nasdaq's National Market on December 15, 2000, was $15.3 million.

         As of December 15, 2000, the issuer had 1,102,438 shares of Common Stock outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

1. Part II -- Portions of the issuer's Annual Report to Stockholders for the fiscal year ended September 30, 2000.

2. Part III -- Portions of issuer's Proxy Statement for the Annual Meeting of Stockholders to be held in January 2000.

                                     PART I

         Landmark Bancshares, Inc. (the "Registrant" or the "Company") may from time to time make written or oral "forward-looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission (including this annual report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

         These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions, that are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Company and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the willingness of users to substitute competitors' products and services for the Company's products and services; the success of the Company in gaining regulatory approval of its products and services, when required; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; changes in consumer spending and saving habits; and the success of the Company at managing these risks.

         The Company cautions that this list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.


Item 1. Business
----------------

General

         The Company is a unitary savings and loan holding company that was incorporated in November 1994 under the laws of the State of Kansas for the purpose of acquiring all of the issued and outstanding common stock of Landmark Federal Savings Bank (the "Bank"). This acquisition occurred in March of 1994. At that time the Bank simultaneously converted from a mutual to stock institution and sold all of its outstanding capital stock to the Company, and the Company made its initial public offering of common stock. As of September 30, 2000, the Company had total assets of $250.7 million, total deposits of $165.3 million, and stockholders' equity of $23.7 million or 9.4% of total assets under generally accepted accounting principles ("GAAP"). The Company's only subsidiary is the Bank.

         The Bank is a federally chartered stock savings bank headquartered in Dodge City, Kansas and originally founded in 1920. The Bank's deposits are federally insured by the Savings Association Insurance Fund ("SAIF"), as administered by the Federal Deposit Insurance Corporation ("FDIC").

         The Company's primary activity is directing and planning the activities of the Bank, the Company's primary asset. At September 30, 2000, the remainder of the assets of the Company were maintained as deposits in the Bank or in the form of common stock of other banks. The Company engages in no other significant activities. As a result, references to the Company or Registrant generally refer to the Bank, unless the context indicates otherwise. In the discussion of regulation, except for the discussion of the regulation of the Company, all regulations apply to the Bank rather than the Company.

         Registrant is primarily engaged in attracting deposits from the general public and using those funds to originate and sell real estate loans on one-to-four family residences and, to a lesser extent, to originate consumer and construction loans for its portfolio. Registrant also purchases one- to four-family residential loans. Registrant has offices in Garden City, Dodge City, Great Bend, LaCrosse, and Hoisington, Kansas, which are located in its primary market area of Ford, Finney, Barton, and Rush Counties in the State of Kansas. Registrant also has a loan origination office in the Kansas City area. In addition, Registrant invests in mortgage-related securities and investment securities. Registrant offers its customers fixed-rate and adjustable-rate mortgage loans, as well as FHA/VA loans, commercial and consumer loans, including home equity and savings account loans. Adjustable-rate mortgage loans and 20-year fixed-rate mortgage loans are originated for retention in Registrant's portfolio while 30-year fixed-rate mortgage loans are sold into the secondary market. All consumer loans are retained in Registrant's portfolio.

         The principal sources of funds for Registrant's lending activities are deposits and the amortization, repayment, and maturity of loans, mortgage-related securities, and investment securities. Principal sources of income are interest and fees on loans, mortgage-related securities, investment securities, and deposits held in other financial institutions. Registrant's principal expense is interest paid on deposits.

Market Area

         The Kansas counties of Ford, Finney, Barton, and Rush are Registrant's primary market area. This area was founded on agriculture, which continues to play a major role in the economy. Predominant activities involve the wheat crop and feed lot operations. Dodge City, the location of Registrant's main office is known as the "Cowboy Capital of the World" and maintains a significant tourism industry. In the central part of Kansas, where Registrant has most of its branch offices, the oil industry is prevalent. The largest employment sector in Registrant's market area is agriculture. The market area of Registrant is largely dependent upon the agricultural, beef packing, and oil and gas industries. A downturn in any of these industries could have a negative impact on the results of operations of Registrant.

Lending Activities

         General. Registrant's loan portfolio consists primarily of fixed and adjustable-rate mortgage loans secured by one- to four-family residences and, to a lesser extent, consumer loans and construction loans. The portfolio also includes commercial real estate loans.

         Analysis of Loan Portfolio. Set forth below is selected data relating to the composition of Registrant's loan portfolio by type of loan on the dates indicated:

                                                                        At September 30,
                          ----------------------------------------------------------------------------------------------------------
                                   2000                  1999                   1998                  1997               1996
                          ---------------------  ------------------  ----------------------  -------------------  ------------------
                               $          %           $        %           $          %           $         %          $         %
                              ---        ---         ---      ---         ---        ---         ---       ---        ---       ---
                                                                    (Dollars in Thousands)
Type of Loan: (1)
------------
Real estate loans
  Construction............$    857       0.45%   $  1,848     1.04%   $  1,386       0.79%   $  1,937      1.22%  $  1,130     0.87%
  Residential............. 156,370      81.66     138,613    77.94     132,077      75.59     125,961     79.64    105,195    80.98
  Commercial..............   9,331       4.87       9,050     5.09       4,937       2.83       2,666      1.69      1,852     1.43
  Second mortgage.........  10,403       5.43       9,716     5.46      10,072       5.76       9,986      6.31      8,140     6.27
Commercial business.......   7,034       3.67       6,531     3.67       8,579       4.91       4,050      2.56      3,601     2.77
Consumer:
  Savings account.........     488       0.25         660     0.37         588       0.34         574      0.36        555     0.43
  Home improvement........      --         --          --       --           -          -          --        --         --       --
  Automobile..............   8,074       4.22      12,269     6.90      17,623      10.08      13,310      8.42      9,784     7.53
  Other...................     488       0.25         650     0.37         837       0.48         968      0.61        643     0.49
                           -------     ------     -------   ------     -------     ------     -------    ------    -------   ------
  Gross loans............. 193,045     100.80     179,337   100.84     176,099     100.78     159,452    100.81    130,900   100.77
Less:
  Unamortized premiums
     (discounts) on
     loan purchases.......      30       0.02          35     0.02          31       0.02          30      0.02         47     0.04
  Loans in process........      --         --          --       --          24       0.01          (2)       --         --       --
  Deferred loan
     origination
     fees and costs.......    (184)     (0.10)       (214)   (0.12)       (284)     (0.16)       (348)    (0.22)      (304)   (0.23)
  Allowance for loan
     losses...............  (1,377)     (0.72)     (1,318)   (0.74)     (1,137)     (0.65)       (969)    (0.61)      (740)   (0.58)
                           -------     ------     -------   ------     -------     ------     -------   -------    -------   ------
  Total loans, net........$191,514     100.00%   $177,840   100.00%   $174,733     100.00%   $158,163    100.00%  $129,903   100.00%
                           =======     ======     =======   ======     =======     ======     =======   =======    =======   ======


(1)  Includes loans classified as held for sale.

         Loan Maturity. The following table sets forth the maturity of Registrant's loan portfolio at September 30, 2000. The table does not include prepayments or scheduled principal repayments. Prepayments and scheduled principal repayments on loans totaled $56.8 million, $74.1 million, and $68.3 million for the three years ended September 30, 2000, 1999, and 1998, respectively. Adjustable-rate mortgage loans are shown as maturing based on contractual maturities.

                                1-4 Family Other
                             Real Estate Residential
                             Mortgage   Commercial   Construction Consumer(1)     Total
                             --------   ----------   ------------ --------        -----
                                                   (In Thousands)
Amounts Due:
Within 1 year ..........   $     209    $   3,468    $     590    $   2,193    $   6,460
                           ---------    ---------    ---------    ---------    ---------

After 1 year:
  1 to 3 years .........         430        3,594           --        6,025       10,049
  3 to 5 years .........         663          915           --        5,373        6,951
  5 to 10 years ........      11,818        4,074           --        5,328       21,220
  10 to 20 years .......      63,060        6,092          108          535       69,795
  Over 20 years ........      78,411           --          159           --       78,570
                           ---------    ---------    ---------    ---------    ---------
Total due after one year     154,382       14,675          267       17,261      186,585
                           ---------    ---------    ---------    ---------    ---------
Total amount due .......   $ 154,591    $  18,143    $     857    $  19,454    $ 193,045

Less:
Unamortized premium
on loan purchases ......          30           --           --           --           30
Allowance for loan loss         (668)        (180)          --         (529)      (1,377)
Loans in process .......          --           --           --           --           --
Deferred loan fees .....        (182)          --           (2)          --         (184)
                           ---------    ---------    ---------    ---------    ---------
  Loans receivable, net    $ 153,771    $  17,963    $     855    $  18,925    $ 191,514
                           =========    =========    =========    =========    =========

--------------------
(1)  Includes $10,403 of loans classified as second mortgage loans.


         The following table sets forth the dollar amount of all loans due after September 30, 2001, which have predetermined interest rates and which have floating or adjustable interest rates.


                                                   Floating or
                                  Fixed Rates    Adjustable Rates       Total
                                  -----------    ----------------      ------
                                                  (In Thousands)
One-to-four family...........       $69,305          $85,077         $154,382
Commercial...................         5,891            8,784           14,675
Construction.................           267               --              267
Consumer.....................        17,186               75           17,261
                                    -------          -------         --------
  Total......................       $92,649          $93,936         $186,585
                                    =======          =======         ========

         Residential Loans. Registrant's primary lending activity consists of the origination of one-to-four family, owner-occupied, residential mortgage loans secured by property located in its primary market area. Registrant also originates a small number of residential real estate loans secured by multi-family dwellings.

         Registrant offers adjustable-rate mortgages ("ARMs") that adjust every one, three, and five years and have terms from 1 to 30 years, and fixed-rate mortgage loans with terms of 1 to 30 years. The interest rates on ARMs are based on treasury note rates and the national cost of funds. Registrant considers the market factors and competitive rates on loans as well as its own cost of funds when determining the rates on the loans that it offers. Registrant also has a small network of correspondents from whom Registrant may be referred both fixed- and adjustable-rate real estate mortgage loans. Registrant retains the adjustable-rate loans for its own loan portfolio and sells most of the fixed rate loans into the secondary market, primarily to the Federal Home Loan Mortgage Corporation ("FHLMC"). Registrant generally sells its 30-year fixed rate loans in the secondary market and holds its 15-year and 20-year fixed rate mortgage loans to maturity. Registrant also offers Federal Housing Administration and Veterans Administration ("FHA/VA") loans. Fixed-rate mortgage loans are generally originated to FHLMC standards. Although Registrant originates adjustable-rate mortgage loans for its own portfolio, these loans are underwritten to FHLMC standards, so they are saleable in the secondary market. FHA/VA loans are originated in accordance with FHA/VA guidelines, most of which are sold to various private investors.

         Generally, during periods of rising interest rates, the risk of default on an ARM is considered to be greater than the risk of default on a fixed-rate loan due to the upward adjustment of interest costs to the borrower. To help reduce such risk, Registrant qualifies the loan at the fully indexed accrual rate, as opposed to the original interest rate. ARMs may be made up to 95% of the loan to value ratio. Registrant does not originate ARMs with negative amortization.

         Regulations limit the amount which a savings association may lend in relationship to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Such regulations permit a maximum loan-to-value ratio of 100% for residential property and 90% for all other real estate loans. Registrant's lending policies, however, generally limit the maximum loan-to-value ratio to 80% of the appraised value of the property, based on an independent or staff appraisal. When Registrant makes a loan in excess of 80% of the appraised value or purchase price, private mortgage insurance is generally required for at least the amount of the loan in excess of 80% of the appraised value. Registrant generally does not make non-owner occupied one- to four-family loans in excess of 80%.

         The loan-to-value ratio, maturity, and other provisions of the residential real estate loans made by Registrant reflect the policy of making loans generally below the maximum limits permitted under applicable regulations. Registrant requires an independent or staff appraisal, title insurance or an attorney's opinion or with an abstract, flood hazard insurance (if applicable), and fire and casualty insurance on all properties securing real estate loans made by Registrant. Registrant reserves the right to approve the selection of which title insurance companies' policies are acceptable to insure the real estate in the loan transactions.

While one- to four-family residential real estate loans are normally originated with 15-30 year terms, such loans typically remain outstanding for substantially shorter periods. This is because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. In addition, substantially all of the fixed-interest rate loans in Registrant's loan portfolio contain due-on-sale clauses providing Registrant may declare the unpaid amount due and payable upon the sale of the property securing the loan. Registrant enforces these due-on-sale clauses to the extent permitted by law. Thus, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates, and the interest rates payable on outstanding loans.

         Second Mortgage Loans. Registrant makes loans on real estate secured by secondary, or junior, mortgages. Second mortgage loans possess somewhat greater risk than primary mortgage loans because the security underlying the second mortgage loan must first be used to satisfy the obligation under the primary mortgage loan. Registrant's lending policies for second mortgage loans secured by one- to four- family residences are similar to those used for residential loans, including the required loan-to-value ratio. Registrant does not currently originate any second mortgage loans outside its primary market area.

         Multi-Family Loans. Registrant also makes fixed-rate and adjustable-rate multi-family loans, including loans on apartment complexes. The largest group of multi-family real estate loans on a single complex had a balance of approximately $1.2 million at September 30, 2000, on an apartment complex located within the Registrant's primary market area.

         Multi-family loans generally provide higher origination fees and interest rates, as well as shorter terms to maturity and repricing, than can be obtained from single-family mortgage loans. Multi-family lending, however, entails significant additional risks compared with one- to four-family residential lending. For example, multi-family loans typically involve larger loan balances to single borrowers or groups of related borrowers, the payment experience on such loans typically is dependent on the successful operation of the real estate project, and these risks can be significantly impacted by supply and demand conditions in the market for multi-family residential units and commercial office, retail, and warehouse space.

         Consumer Loans. Registrant views consumer lending as an important component of its business operations because consumer loans generally have shorter terms and higher yields, thus reducing exposure to changes in interest rates. In addition, Registrant believes that offering consumer loans helps to expand and create stronger ties to its customer base. Consequently, Registrant intends to continue its consumer lending. Regulations permit federally-chartered savings banks to make certain secured and unsecured consumer loans up to 35% of assets. In addition, Registrant has lending authority above the 35% limit for certain consumer loans, such as home improvement, credit card, and education loans, and loans secured by savings accounts.

         Consumer loans consist of personal unsecured loans, home improvement loans, automobile loans, and savings account loans, all at fixed rates.

         The underwriting standards employed by Registrant for consumer loans include a determination of the applicant's payment history on other debts and an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan. In addition, the stability of the applicant's monthly income from primary employment is considered during the underwriting process. Credit worthiness of the applicant is of primary consideration. The underwriting process also includes a comparison of the value of the security in relation to the proposed loan amount.

         Consumer loans entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by assets that depreciate rapidly, such as automobiles, mobile homes, boats, and recreational vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the automobiles and the lack of demand for used automobiles. Registrant adds a general provision to its consumer loan loss allowance, based on general economic conditions, prior loss experience, and management's periodic evaluation.

         Commercial Real Estate Loans. Secured commercial real estate loans are originated in amounts up to 80% of the appraised value of the property. Such appraised value is determined by an independent appraiser previously approved by Registrant. Registrant's commercial real estate loans are permanent loans secured by improved property such as small office buildings, retail stores, small strip plazas, and other non-residential buildings. Registrant originates commercial real estate loans with amortization periods of 1 to 20 years, primarily as adjustable rate mortgages.

         Loans secured by commercial real estate generally involve a greater degree of risk than residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired. At September 30, 2000, the largest commercial real estate loan had a balance of approximately $775,000.

         Construction Loans. Registrant does not actively seek to make construction loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors can result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, Registrant may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, Registrant may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment.

         Commercial Business Loans. Regulations authorize Registrant to make secured or unsecured loans for commercial, corporate, business, and agricultural purposes. The aggregate amount of such loans outstanding may not exceed 10% of Registrant's assets. In addition, another 10% of total assets may be invested in commercial equipment leasing. Most of Registrant's commercial business loans are secured by real estate or other assets such as automobiles. The Registrant had an outstanding commercial line of credit of $1.1 million at September 30, 2000. The commercial portfolio includes additional loans with large aggregate dollar balances.

         It is the policy of Registrant to annually request financial statements from commercial loan borrowers. The financial statements are reviewed as received by management to detect any conditions or trends, including cash flows of the project, that may affect the ability of the borrower to repay the debt.

Because of the large dollar amounts outstanding on some of the loans in the portfolio, the failure of only one of these borrowers to repay a loan could have a material impact on the Registrant.

         Loan Solicitation and Processing. Registrant's sources of mortgage loan applications are referrals from existing or past customers, local realtors, builders, loan correspondents, and walk-in customers and also as the result of advertising. The Bank actively solicits local realtors and believes they provide a substantial number of customers that originate loans with Registrant. Registrant also solicits loans from a small network of correspondent lenders in Kansas City, Kansas and Albuquerque, New Mexico as well as various communities in central and western Kansas. These correspondents, selected by management, are located in markets Registrant does not otherwise serve.

         The loan approval process is segmented by the type of loan and size of loan. Consumer loans are approved by certain loan officers within designated limits. One or more signatures of members of senior management are also required for larger consumer loans. The Board of Directors ratifies all loans that have been approved by officers or committees.

         All commercial real estate loans are submitted to the Board of Directors for approval upon the recommendation of senior management.

         The real estate loan committee consists of various officers. Any two of those individuals may collectively approve one- to four-family residential real estate loans up to $100,000. Loans in amounts greater than $100,000 and up to the current FHLMC maximum loan amount must be approved by no less than three members of the loan committee. Real estate loans over the current FHLMC limit require the approval of the Board of Directors.

         Registrant uses fee appraisers or staff appraisers on all real estate related transactions that are originated in the main office or branch offices of Registrant. It is Registrant's policy to obtain title insurance on all properties securing real estate loans and to obtain fire and casualty insurance on all loans that require security. On occasion, when originating loans, abstracts or attorney opinions may be utilized in lieu of title insurance.

Origination, Purchase, and Sale of Loans

         During the fiscal year ended September 30, 2000, Registrant originated $61.3 million in loans, purchased $15.4 million in loans (all secured by one- to four-family residences), and sold $8.9 million in loans.

         Loan Sales. Registrant generally retains servicing on all loans sold with the exception of fixed rate FHA/VA loans which are sold with servicing released. All such loans were sold without recourse.

         Loan Commitments. Registrant issues written, formal commitments to prospective borrowers on all real estate approved loans. The commitments generally requires acceptance within 60 days of the date of issuance. For commercial real estate loans or commercial loans in general, the commitment is issued for approximately 60 days and must be closed within 60 days of issuance. Commitments for consumer loans expire 30 days after issuance. At September 30, 2000, Registrant had $3.7 million of commitments to originate loans and $4.6 million of unfunded commitments under lines of credit.

         Loan Processing and Servicing Fees. In addition to interest earned on loans, the Company recognizes fees and service charges which consist primarily of fees on loans serviced for others and late charges. The Company recognized net loan servicing fees of $158,000, $165,000, and $157,000 for the years ended September 30, 2000, 1999 and 1998, respectively. As of September 30, 2000, loans serviced for others totaled $58.1 million.

         Loans to One Borrower. Savings associations are subject to the same limits as those applicable to national banks, which under current regulations generally limit loans-to-one borrower to an amount equal to 15% of unimpaired capital and unimpaired surplus. This is calculated as the sum of the Bank's core and supplementary capital included in total capital, plus the balance of the general valuation allowances for loan and lease losses not included in supplementary capital, plus investments in subsidiaries that are not included in calculating core capital, or $500,000, whichever is greater. An additional amount equal to 10% of unimpaired capital and unimpaired surplus may be included if the loan is secured by readily marketable collateral (generally, financial instruments, not real estate). Under this general restriction, the Bank's maximum loan to one borrower limit at September 30, 2000 was approximately $3.2 million.

         Registrant's largest amount of loans to one borrower was approximately $2.8 million as of September 30, 2000. These loans are secured primarily by interests in automobiles. These loans were current at September 30, 2000.

         Loan Delinquencies. Registrant's collection procedures provide that when a mortgage loan is 15 days past due, a computer printed delinquency notice is sent. If payment is still delinquent after 15 days, a telephone call is made to the borrower. If the delinquency continues, subsequent efforts are made to eliminate the delinquency. If the loan continues in a delinquent status for 60 days or more, the Board of Directors of Registrant generally approves the initiation of foreclosure proceedings unless other repayment arrangements are made. Collection procedures for non-mortgage loans generally begin after a loan is 10 days delinquent.

         Loans are reviewed on a regular basis and are generally placed on a non-accrual status when the loan becomes more than 90 days delinquent and, in the opinion of management, the collection of additional interest is doubtful. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent interest payments, if any, are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

         The following table sets forth information regarding non-accrual loans, real estate owned ("REO") and other repossessed assets, and loans that are 90 days or more delinquent but on which Registrant was accruing interest at the dates indicated. At such dates, Registrant had no restructured loans within the meaning of Statement of Financial Accounting Standards ("SFAS") No. 15.

                                                               At September 30,
                                              ------------------------------------------------
                                                2000      1999      1998      1997      1996
                                               ------    ------    ------    ------    ------
                                                              (Dollars in thousands)
Loans accounted for on a non- accrual basis:
Mortgage loans:
  Permanent loan secured by 1-4
     dwelling units ........................   $  418    $  128    $  185    $   78    $   51
  All other mortgage loans .................       --        --        91        --        --
Non-Mortgage loans:
  Consumer loans ...........................       73       185       230       294        76
                                               ------    ------    ------    ------    ------
Total ......................................   $  491    $  313    $  506    $  372    $  127
                                               ======    ======    ======    ======    ======

Accruing loans that are contractually past
  due 90 days or more:
Mortgage loans:
  Permanent loans secured by
    1-4 dwelling units .....................   $  634    $  180    $  182    $   50    $  146
  All other mortgage loans .................       --        --        --        --        44
                                               ------    ------    ------    ------    ------
Total ......................................   $  634    $  180    $  182    $   50    $  190
                                               ======    ======    ======    ======    ======
Total non-accrual and 90-day
  past due accrual loans ...................   $1,125    $  493    $  688    $  422    $  317
                                               ======    ======    ======    ======    ======
Real estate owned ..........................   $  171    $  147    $   71    $  252    $   --
                                               ======    ======    ======    ======    ======
Total non-performing
  assets ...................................   $1,296    $  640    $  759    $  674    $  317
                                               ======    ======    ======    ======    ======
Total non-accrual and 90-day
  past due accrual loans to net
  loans ....................................     0.59%     0.28%     0.39%     0.27%     0.24%
                                               ======    ======    ======    ======    ======
Total non-accrual and 90-day
  past due accrual loans to total
  assets ...................................     0.45%     0.20%     0.31%     0.19%     0.15%
                                               ======    ======    ======    ======    ======
Total non-performing
  assets to total assets ...................     0.52%     0.26%     0.34%     0.30%     0.15%
                                               ======    ======    ======    ======    ======

         Interest income that would have been recorded on renegotiated loans and loans accounted for on a non-accrual basis under the original terms of such loans was $48,000 for the year ended September 30, 2000. Amounts foregone and not included in Registrant's interest income for the year ended September 30, 2000 totaled $23,000.

         Classified Assets. Office of Thrift Supervision ("OTS") regulations provide for a classification system for problem assets of insured institutions that covers all problem assets. Under this classification system, problem assets of insured institutions are classified as "substandard," "doubtful," or "loss." An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as loss are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets designated special mention by management are assets included on Registrant's internal watch list because of potential weakness but which do not currently warrant classification in one of the aforementioned categories.

         When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as loss, it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, which may order the establishment of additional general or specific loss allowances. A portion of general loss allowances established to cover possible losses related to assets classified as substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. At September 30, 2000, Registrant had a general loss allowance for loans and REO of $1,377,000.


                                                          At
                                                     September 30,
                                                         2000
                                                        -----
                                                    (In Thousands)

Special mention assets........................          $  108
                                                        ======
Classified assets
  Substandard.................................          $1,870
                                                        ------

  Doubtful....................................              --
  Loss........................................              --
                                                        ------
    Total.....................................          $1,870
                                                        ======

         Foreclosed Assets. Assets owned or acquired by Registrant as a result of foreclosure, judgment, or by a deed in lieu of foreclosure are classified as foreclosed assets until they are sold. When property is acquired it is recorded at fair value as of the date of foreclosure or transfer less estimated disposal costs. Valuations are periodically performed by management and subsequent charges to general loan reserves are taken when it is determined that the carrying value of the property exceeds the fair value less estimated costs to sell. It is subsequently carried at the lower of the new basis (fair value at foreclosure or transfer) or fair value. Registrant had $171,000 in foreclosed assets as of September 30, 2000.

         Allowance for Loan and Real Estate Losses. It is management's policy to provide for losses on unidentified loans in its loan portfolio and foreclosed real estate. A provision for loan losses is charged to operations based on management's evaluation of the potential losses that may be incurred in Registrant's loan portfolio. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated net realizable value of the underlying collateral. During the years ended September 30, 2000, 1999, and 1998, Registrant charged $267,000, $785,000 and $265,000, respectively, to the provision for loan losses and $0, $0 and $0, respectively, to the provision for losses on foreclosed assets.

         Management will continue to review the entire loan portfolio to determine the extent, if any, to which further additional loss provisions may be deemed necessary. There can be no assurance that the allowance for losses will be adequate to cover losses which may in fact be realized in the future and that additional provisions for losses will not be required.

         The amount and percent of loans in each category to total loans for the distribution of Registrant's allowance for losses on loans at the dates indicated is summarized as follows:

                                                              At September 30,
                           -------------------------------------------------------------------------------------
                                 2000            1999              1998            1997             1996
                                ------          ------            ------          ------           -----
                              $       %       $        %       $        %       $        %      $         %
                             ---     ---     ---      ---     ---      ---     ---      ---    ---       ---
                                                           (Dollars in Thousands)
Residential real estate   $  668    86.84% $  689    83.74% $  689    81.51% $  603    86.47% $  523    87.44%
Commercial real estate       103     4.83      70     5.05      22     2.80      12     1.67       9     1.42
Commercial business ...       77     3.64      50     3.64      38     4.87      76     2.54      51     2.75
Consumer ..............      529     4.69     509     7.57     388    10.82     278     9.32     157     8.39
                          ------   ------  ------   ------  ------   ------  ------   ------  ------   ------
Total .................   $1,377   100.00% $1,318   100.00% $1,137   100.00% $  969   100.00% $  740   100.00%
                          ======   ======  ======   ======  ======   ======  ======   ======  ======   ======

          The following table sets forth information with respect to Registrant's allowance for loan losses at the dates indicated:

                                                        At September 30,
                               -----------------------------------------------------------------
                                 2000          1999          1998          1997          1996
                               ---------     ---------     ---------     ---------     ---------
                                                      (Dollars in Thousands)

Total loans outstanding ....   $ 191,514     $ 177,840     $ 174,733     $ 158,163     $ 129,903
                               =========     =========     =========     =========     =========

Average loans outstanding ..   $ 184,269     $ 176,318     $ 167,490     $ 145,395     $ 110,084
                               =========     =========     =========     =========     =========

Allowance balances
  (at beginning of period) .       1,318         1,137           969           740           644
                               ---------     ---------     ---------     ---------     ---------
Provision (credit):
  Real estate-mortgage .....          --            --            75            88            20
  Consumer .................         207           725           130           220           115
  Commercial ...............          60            60            60            --            --
                               ---------     ---------     ---------     ---------     ---------
                                     267           785           265           308           135
                               ---------     ---------     ---------     ---------     ---------
Charge-offs:
  Real estate-mortgage .....         (21)           --            (2)          (17)          (19)
  Consumer .................        (331)         (658)         (105)          (75)          (20)
                               ---------     ---------     ---------     ---------     ---------
                                    (352)         (658)         (107)          (92)          (39)
                               ---------     ---------     ---------     ---------     ---------
Recoveries:
  Real estate-mortgage .....          --            --             1            13            --
  Consumer .................         144            54             9            --            --
                               ---------     ---------     ---------     ---------     ---------
                                     144            54            10            13            --
                               ---------     ---------     ---------     ---------     ---------
Net (charge-offs) recoveries        (208)         (604)          (97)          (79)          (39)
                               =========     =========     =========     =========     =========

Allowance balance
  (at end of period) .......   $   1,377     $   1,318     $   1,137     $     969     $     740
                               =========     =========     =========     =========     =========

Allowance for loan losses as
  a percent of total loans
  outstanding ..............        0.72%         0.74%         0.65%         0.61%         0.57%
                               =========     =========     =========     =========     =========
Net loans charged off as a
  percent of average loans
  outstanding ..............        0.11%         0.34%         0.06%         0.06%         0.04%
                               =========     =========     =========     =========     =========

         The following table sets forth information with respect to Registrant's allowance for losses on real estate owned and in judgment at the dates indicated:

                                               At September 30,
                                 --------------------------------------------
                                   2000     1999     1998      1997    1996
                                 -------  -------  -------  --------  -------
                                             (Dollars in Thousands)

Total real estate owned and in
  judgment, net ..............   $   171  $   147  $    71  $    252  $   --
                                 =======  =======  =======  ========  ======
Allowance balances -
  beginning ..................   $    --  $    --  $    --  $     --  $   --
Provision ....................        --       --       --        --      --
Net charge-offs ..............        --       --       --        --      --
                                 -------  -------  -------  --------  ------
Allowance balances - ending ..   $    --  $    --  $    --  $     --  $   --
                                 =======  =======  =======  ========  ======
Allowance for losses on real
  estate owned and in judgment
  to net real estate owned and
  in judgment ................        --%      --%      --%       --%     --%
                                 =======  =======  =======  ========  ======

Interest Bearing Accounts Held at Other Financial Institutions

         As of September 30, 2000, the Company had a balance of $3,755,000 on its interest-bearing deposits in other financial institutions, principally with the Federal Home Loan Bank ("FHLB") of Topeka (including up to $100,000 at the other financial institutions covered by FDIC deposit insurance and held in time deposits). The Company maintains these accounts in order to maintain liquidity and improve the interest-rate sensitivity of its assets.

Investment Activities

         Registrant is required under federal regulations to maintain a minimum amount of liquid assets that may be invested in specified short-term securities and certain other investments. Registrant has generally maintained a liquidity portfolio well in excess of regulatory requirements. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of future yield levels, as well as management's projections as to the short-term demand for funds to be used in Registrant's loan origination and other activities.

         As of September 30, 2000, Registrant had an investment portfolio of approximately $38.3 million, consisting primarily of U.S. Government agency obligations, U.S. Treasury securities, investment grade corporate debt securities, municipal obligations, and FHLB stock as permitted by the OTS regulations. Of this portfolio, approximately $3.6 million consists of investments in common stock of other issuers. Registrant has also invested in mortgage-related securities principally in Federal National Mortgage Association ("FNMA") ARMs and FHLMC ARMs, and to a lesser extent, Collateralized Mortgage Obligations ("CMOs"). Registrant anticipates having the ability to fund all of its investing activities from funds held on deposit at FHLB of Topeka. Registrant will continue to seek high quality investments with short to intermediate maturities and duration from one to five years.

Investment Portfolio

         The following table sets forth the carrying value of Registrant's investment securities portfolio, short-term investments, mutual funds, and FHLB stock, at the dates indicated. None of the investment securities held as of September 30, 2000 was issued by an individual issuer in excess of 10% of Registrant's capital, excluding the securities of U.S. Government and U.S. Government Agencies and Corporations. As of September 30, 2000, the market value of Registrant's total investment portfolio was $36.9 million.

                                                   At September 30,
                                        ----------------------------------------
                                          2000           1999             1998
                                        --------       --------        ---------
                                                    (In thousands)
Investments Held to Maturity:
  U.S. Government Securities............$     --       $     --        $    --
  U.S. Agency Securities................  27,482         27,465         10,000
  Corporate Notes and Bonds.............      --             --             --
  Municipal Obligations.................   1,185          1,385          1,575
                                        --------       --------        -------
  Total Investments Held to
    Maturity............................  28,667         28,850         11,575
                                        --------       --------        -------
Investments Available-for-Sale:
  U.S. Agency Securities                   1,952          4,000             --
  Common Stock..........................   3,644          4,378          5,800
  FHLB Stock............................   3,800          3,441          3,211
  Other Equity Securities...............      10             10             10
  Corporate Notes and Bonds.............     182            193            200
                                        --------       --------        -------
  Total Investments Available
   -for-Sale............................   9,588         12,022          9,221
                                        --------       --------        -------
  Total Investments.....................$ 38,255       $ 40,872       $ 20,796
                                        ========       ========       ========

         Registrant classifies its investments in accordance with SFAS No. 115. See the discussion of SFAS No. 115 under "-- Mortgage-Backed Securities." See
Note 1 to the Consolidated Financial Statements incorporated by reference into this document.

         The Registrant adopted the provisions of SFAS No. 133. "Accounting for Derivative Instruments and Hedging Activities" as of October 1, 2000. As permitted by SFAS No. 133, on October 1, 2000, the Company transferred all of its securities from the held-to-maturity portfolio to the available-for-sale and trading portfolios. See Note 23 to the Consolidated Financial Statements incorporated by reference into this document.

Investment Portfolio Maturities

         The following table sets forth certain information regarding the carrying values, weighted average yields, and maturities of the Company's investment securities portfolio as of September 30, 2000. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

                                                       As of September 30, 2000
                      -----------------------------------------------------------------------------------------------
                                                                               More than              Total
                      One Year or Less  One to Five Years Five to Ten Years    Ten Years       Investment Securities
                      ----------------  ----------------- ----------------- ----------------  -----------------------
                      Carrying Average  Carrying Average  Carrying Average  Carrying Average  Carrying Average Market
                       Value   Yield     Value   Yield     Value   Yield     Value   Yield     Value   Yield   Value
                       -----   -----     -----   -----     -----   -----     -----   -----     -----   -----   -----
                                                         (Dollars in Thousands)
Investment
Securities:
  U.S.
    Government
    Obligations......  $ --        --%   $   --       --%  $    --     --%   $   --      --%   $    --     --%  $   --
  U.S.
    Agency
    Obligations......    --        --     3,000     6.37    21,482   6.53     4,952    7.23     29,434   6.63   28,034
  Municipal
    Obligations......   200      4.90       400     5.21       585   4.81        --      --      1,185   4.96    1,182
  Corporate
    Notes and
    Bonds............    --        --       141    12.00        --     --        41    9.00        182  11.25      182
                       ----     ----     ------     ----   -------   ----    ------    ----    -------   ----  -------
    Total............  $200     4.90%    $3,541     6.50%  $22,067   6.49%   $4,993    7.25%   $30,801   6.18% $29,398
                       ====     ====     ======     ====   =======   ====    ======    ====    =======   ====  =======

Mortgage-Backed Securities

         To supplement lending activities, Registrant invests in residential mortgage-backed securities. Mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity (see Note 3 to the Consolidated Financial Statements incorporated by reference into this document).

         Registrant classifies its investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. SFAS No. 115 requires classification of investments into three categories. Debt securities that Registrant has the positive intent and ability to hold to maturity must be reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term must be reported at fair value, with unrealized gains and losses included in earnings. All other debt and equity securities must be considered available for sale and must be reported at fair value, with unrealized gains and losses excluded from earnings but reported as a separate component of stockholders' equity (net of tax effects).

         At September 30, 2000, the mortgage-backed securities portfolio had a fair value of $10.0 million and an amortized cost of $10.1 million. That part of the mortgage-backed securities portfolio classified as held to maturity is recorded at amortized cost. That part of the mortgage-backed securities classified as available for sale is recorded at fair value, with unrealized gains and losses excluded from earnings but reported as a separate component of stockholders' equity (net of tax effects). As of September 30, 2000, there were no mortgage-backed securities that were classified as available for sale.

         Mortgage-backed securities represent a participation interest in a pool of single-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally quasi-governmental agencies) that pool and repackage the participation interests in the form of securities, to investors such as the Bank. Such quasi-governmental agencies, which guarantee the payment of principal and interest to investors, primarily include the Federal Home Loan Mortgage Corporation ("FHLMC"), Government National Mortgage Association ("GNMA"), and Federal National Mortgage Association ("FNMA").

         FHLMC is a publicly-owned corporation chartered by the United States Government. FHLMC issues participation certificates backed principally by conventional mortgage loans. FHLMC guarantees the timely payment of interest and the ultimate return of principal within one year. FHLMC securities are indirect obligations of the United States Government. FNMA is a private corporation chartered by Congress with a mandate to establish a secondary market for conventional mortgage loans. FNMA guarantees the timely payment of principal and interest, and FNMA securities are indirect obligations of the United States Government. GNMA is a government agency within the Department of Housing and Urban Development ("HUD") which is intended to help finance government assisted housing programs. GNMA guarantees the timely payment of principal and interest, and GNMA securities are backed by the full faith and credit of the United States Government. Because FHLMC, FNMA, and GNMA were established to provide support for low- and middle-income housing, there are limits to the maximum size of loans that qualify for these programs. To accommodate larger-sized loans, and loans that, for other reasons, do not conform to the agency programs, a number of private institutions have established their own home-loan origination and securitization programs.

         Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages can be composed of either fixed rate mortgages or adjustable rate mortgage loans. Mortgage-backed securities are generally referred to as mortgage participation certificates or pass-through certificates. As a result, the interest rate risk characteristics of the underlying pool of mortgages, (i.e., fixed rate or adjustable rate) as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages. Mortgage-backed securities issued by FHLMC, FNMA, and GNMA make up a majority of the pass-through certificates market.

         The collateralized mortgage obligations ("CMOs") (in the form of real estate mortgage investment conduits) held by Registrant at September 30, 2000 totaled $3.3 million and consisted of CMOs issued by FHLMC, FNMA and private issuers. The aggregate book value of CMOs issued by any one private issuer did not exceed 10% of stockholders' equity at September 30, 2000, 1999, or 1998. The portfolio of CMOs held in Registrant's mortgage-backed securities portfolio at September 30, 2000 did not include any residual interests in CMOs. Further, at September 30, 2000, Registrant's mortgage-backed securities portfolio did not include any "stripped" CMOs (i.e., CMOs that pay interest only and do not repay principal or CMOs that repay principal only and do not pay interest).

         The following table sets forth the carrying value of Registrant's mortgage-backed securities portfolio at the dates indicated.

                                             Weighted
                                          Average Rate At
                                         September 30, 2000       2000        1999          1998
                                         ------------------      ------      ------        ------
                                                           (Dollars in Thousands)
Held for Investment:
GNMA ARMs............................             --%          $    --      $    --      $    --
FNMA ARMs............................           7.22             4,986        5,901        8,842
FHLMC ARMs...........................           7.88             1,461        1,901        2,815
FHLMC Fixed Rate.....................           8.15                50           80          128
GNMA Fixed Rate......................           8.00                44          103          230
FNMA Fixed Rate......................           5.50               305          344          448
CMOs.................................           5.73             3,266        5,160        9,261
                                                ----             -----      -------      -------
   Total Held for Investment                    6.79%           10,112       13,489       21,724
                                                ====           -------      -------      -------
Held for Sale........................                               --           --           --
                                                               -------      -------      -------
Total mortgage-backed
       securities....................                          $10,112      $13,489      $21,724
                                                               =======      =======      =======

                  As permitted by SFAS No. 133 the registrant transferred all of its securities from held-to maturity to the available for sale category on October 1, 2000. See the discussion of SFAS No. 133 under "Investment Portfolio." See Note 23 to the Consolidated Financial Statements incorporated by reference into this document.

         Mortgage-Backed Securities Maturity. The following table sets forth the contractual maturity of Registrant's mortgage-backed securities portfolio at September 30, 2000. The table does not include scheduled principal payments and estimated prepayments.

                                                  Contractual
                                                 Maturities Due
                                                 --------------
                                                 (In Thousands)
Less than 1 year..............................      $    10
1 to 3 years..................................          308
3 to 5 years..................................           39
5 to 10 years.................................        1,224
10 to 20 years................................        2,489
Over 20 years.................................        6,042
                                                    -------
Total mortgage-backed securities..............      $10,112
                                                    =======

Sources of Funds

         General. Deposits are the major source of Registrant's funds for lending and other investment purposes. Registrant derives funds from amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions. Registrant may also borrow funds from the FHLB of Topeka as a source of funds.

         Deposits. Consumer and commercial deposits are attracted principally from within Registrant's primary market area through the offering of a broad selection of deposit instruments including regular savings, demand and negotiable order of withdrawal ("NOW") accounts, and term certificate accounts (including negotiated jumbo certificates in denominations of $100,000 or more). Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit, and the interest rate, among other factors.

         NOW accounts constituted $20.6 million, or12.4% of Registrant's deposit portfolio at September 30, 2000. Non-interest bearing demand accounts constituted $4.4 million, or 2.7% of the deposit portfolio at September 30, 2000. Savings deposits constituted $8.1 million, or 4.9% of the deposit portfolio at September 30, 2000. Certificates of deposit constituted $136.7 million or 82.7% of the deposit portfolio, including certificates of deposit with principal amounts of $100,000 or more which constituted $46.9 million or 28.4% of the deposit portfolio at September 30, 2000. As of September 30, 2000, Registrant had no brokered deposits.

         To supplement lending activities in periods of deposit growth and/or declining loan demand, Registrant has increased its investments in residential mortgage-backed securities during recent years. Although such securities are held for investment, they can serve as collateral for borrowings and, through repayments, as a source of liquidity. At September 30, 2000, $29.5 million in investment securities and $8.6 million in mortgage-backed securities were pledged as collateral for public funds.

Jumbo Certificates of Deposit

         The following table indicates the amount of Registrant's certificates of deposit of $100,000 or more by time remaining until maturity as of September 30, 2000.

                                                     September 30,
                                                         2000
                                                     -------------
                                                         (In
                                                      Thousands)
Maturity Period

Within three months..............................      $ 24,954
Over three through six months....................        13,077
Over six through twelve months...................         6,593
Over twelve months...............................         2,310
                                                       --------
    Total........................................      $ 46,934
                                                       ========

Borrowings

         Deposits are the primary source of funds of Registrant's lending and investment activities and for its general business purposes. Registrant may obtain advances from the FHLB of Topeka to supplement its supply of lendable funds, and Registrant has utilized this funding source. Advances from the FHLB of Topeka would typically be secured by a pledge of Registrant's stock in the FHLB of Topeka and a portion of Registrant's first mortgage loans and certain other assets. Registrant, if the need arises, may also access the Federal Reserve Bank discount window to supplement its supply of lendable funds and to meet deposit withdrawal requirements. At September 30, 2000, Registrant had $57.0 million outstanding from the FHLB of Topeka and no borrowings of any other kind.

Personnel

         As of September 30, 2000 Registrant had 57 full-time and 4 part-time employees. None of Registrant's employees are represented by a collective bargaining group.

Competition

         Registrant encounters strong competition both in the attraction of deposits and origination of loans. Competition comes primarily from savings institutions, commercial banks, and credit unions that operate in counties where Registrant's offices are located. Registrant competes for savings accounts by offering depositors competitive interest rates and a high level of personal service. Registrant competes for loans primarily through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers, real estate brokers, and contractors.

Regulation of the Company

         General. The Company is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, the Company is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over the Company and its non-savings association subsidiaries, should such subsidiaries be formed, which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association. This regulation and oversight is intended primarily for the protection of the depositors of the Bank and not for the benefit of stockholders of the Company.

         During the fiscal year ended September 30, 2000, federal law was amended to effectively prohibit the Company from affiliating in any way with a non-financial company. In connection with the amendment to federal law, the Company may now affiliate with securities firms and insurance companies. These changes to federal law do not impact the current business of the Company. Unlike savings and loan holding companies that may be created in the future, the Company generally is not restricted in the types of business in which it may engage, provided that the Bank maintains a specified amount of its assets in housing related investments.

         Qualified Thrift Lender Test. As a unitary savings and loan holding company, the Company generally is not subject to activity restrictions, provided the Bank satisfies the Qualified Thrift Lender ("QTL") test. If the Company acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of the Company and any of its subsidiaries (other than the Bank or any other SAIF-insured savings association) would become subject to restrictions applicable to bank holding companies unless such other associations each also qualify as a QTL and were acquired in a supervisory acquisition. See "-- Regulation of the Bank -- Qualified Thrift Lender Test."

Regulation of the Bank

         General. Set forth below is a brief description of certain laws that relate to the regulation of the Bank. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations. As a federally chartered, SAIF-insured savings association, the Bank is subject to extensive regulation by the OTS and the Federal Deposit Insurance Corporation ("FDIC"). Lending activities and other investments must comply with various federal statutory and regulatory requirements. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board.

         The OTS, in conjunction with the FDIC, regularly examines the Bank and prepares reports for the consideration of the Bank's Board of Directors on any deficiencies that are found in the Bank's operations. The Bank's relationship with its depositors and borrowers is also regulated to a great extent by federal and state law, especially in such matters as the ownership of savings accounts and the form and content of the Bank's mortgage documents.

         The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other savings institutions. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the SAIF and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulations, whether by the OTS, the FDIC, or the Congress could have a material adverse impact on the Company, the Bank, and their operations.

         Insurance of Deposit Accounts. The Bank's deposit accounts are insured by the SAIF to a maximum of $100,000 for each insured member (as defined by law and regulation). Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the institution's primary regulator.

         As a member of the SAIF, the Bank pays an insurance premium to the FDIC. The FDIC also maintains another insurance fund, the Bank Insurance Fund ("BIF"), which primarily insures commercial bank deposits. The FDIC has set the deposit insurance assessment rates for SAIF-member institutions at 0% to .027% of insured deposits on an annualized basis, with the assessment rate for most savings institutions set at 0%.

         Regulatory Capital Requirements. OTS capital regulations require savings associations to meet two capital standards: (1) a leverage ratio (core capital) requirement of 4% of total adjusted assets and (2) a risk-based capital requirement equal to 8% of total risk-weighted assets. Additional regulatory requirements are discussed in Note 13 to the Consolidated Financial Statements incorporated by reference into this document. These additional capital requirements effectively require higher levels of capital.

         As shown below, the Bank's regulatory capital exceeded all minimum regulatory capital requirements applicable to it as of September 30, 2000:

                                                          Percent of
                                                           Adjusted
                                         Amount             Assets
                                        --------          ----------
                                           (Dollars in Thousands)

Core Capital:
Regulatory requirement.............     $ 9,896               4.0%
Regulatory capital.................      19,809               8.0
                                        -------              ----
  Excess...........................     $ 9,913               4.0%
                                        =======              ====

Risk-Based Capital:
Regulatory requirement.............     $ 9,920               8.0%
Regulatory capital.................      21,185              17.1
                                        -------              ----
  Excess...........................     $11,265               9.1%
                                        =======              ====

         Dividend and Other Capital Distribution Limitations. The OTS imposes various restrictions or requirements on the ability of savings institutions to make capital distributions, including cash dividends.

         A savings association that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with the OTS at least 30 days before making a capital distribution. Savings associations are not required to file an application for permission to make a capital distribution and need only file a notice if the following conditions are met: (1) they are eligible for expedited treatment under OTS regulations, (2) they would remain adequately capitalized after the distribution, (3) the annual amount of capital distribution does not exceed net income for that year to date added to retained net income for the two preceding years, and (4) the capital distribution would not violate any agreements between the OTS and the savings association or any OTS regulations. Any other situation would require an application to the OTS.

         In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that the distribution would constitute an unsafe or unsound practice.

         A federal savings institution is prohibited from making a capital distribution if, after making the distribution, the savings institution would be unable to meet any one of its minimum regulatory capital requirements. Further, a federal savings institution cannot distribute regulatory capital that is needed for its liquidation account.

         Qualified Thrift Lender Test. Savings institutions must meet a qualified thrift lender ("QTL") test pursuant to OTS regulations or they become subject to certain operating restrictions. If the Bank maintains an appropriate level of certain specified investments (primarily residential mortgages and related investments, including certain mortgage-related securities) and otherwise qualifies as a QTL, it will continue to enjoy full borrowing privileges from the FHLB of Topeka. The required percentage of investments under the QTL test is 65% of assets while the Code requires investments of 60% of assets. An association must be in compliance with the QTL test on a monthly basis in nine out of every 12 months. As of September 30, 2000, the Bank was in compliance with its QTL requirement.

         Federal Reserve System. The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW, and Super NOW checking accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy the liquidity requirements that are imposed by the OTS. At September 30, 2000, the Bank was in compliance with this requirement.

         Proposed Regulation. The OTS has announced that it will consider amending its capital standards so as to more closely conform its requirements to those of the other federal banking agencies. The impact of this possible change is not expected to materially impact the Bank. The impact on the Company cannot yet be determined.

Executive Officers of the Registrant

         Stephen H. Sundberg, age 53, has served as a Senior Vice President and as Chief Financial Officer of the Company and the Bank since May, 2000. Prior to joining the Company, Mr. Sundberg was General Manager and an owner of a professional employment organization. Prior to that he was a stockholder in corporations providing transportation and services to packing plants in the central United States. Mr. Sundberg is a CPA and a member of the AICPA and Kansas Society of CPAs. He is past president of Finney County Big Brothers/Big Sisters, served as a school Board member of USD 457 and has served as a member of various city boards for the City of Garden City, Kansas.

         Gary L. Watkins, age 45, has been employed by the Bank since 1985 and is currently a Senior Vice President, Chief Operating Officer, and Secretary of the Company and Bank. He is also a member of the Kiwanis and the Board of Directors of Trinity Association. Mr. Watkins is a past Vice President of the Dodge City Area Chamber of Commerce.

Item 2. Properties
------------------

         Registrant owns its main office and four branch offices and leases one additional branch office and one loan origination office. Registrant also leases a parking lot for its main office.

Item 3. Legal Proceedings
-------------------------

         There are various claims and lawsuits in which Registrant is periodically involved, such as claims to enforce liens, condemnation proceedings on properties in which Registrant holds security interests, claims involving the making and servicing of real property loans, and other issues incident to Registrant's business.

         In the opinion of management, no material loss is expected from any of the pending claims or lawsuits.

Item  4.  Submission of Matters to a Vote of Security Holders
-------------------------------------------------------------

         No matter was submitted to a vote of securities holders during the fourth quarter of the fiscal year.

                                     PART II

Item  5.  Market for Registrant's Common Equity and Related Stockholder Matters
--------------------------------------------------------------------------------

         The information contained under the section captioned "Stock Price Information" in the Company's Annual Report to Stockholders for the fiscal year ended September 30, 2000 (the "Annual Report"), is incorporated herein by reference.

Item 6.  Selected Financial Data
--------------------------------

         The information contained under the section captioned "Five-Year Financial Summary" in the Annual Report is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

         The information contained under the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report is incorporated herein by reference.

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk
--------------------------------------------------------------------

         The information contained under the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset/Liability Management" in the Annual Report is incorporated herein by reference.

Item  8.  Financial Statements and Supplementary Data
-----------------------------------------------------

         Registrant's financial statements listed under Item 14 are incorporated herein by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
--------------------------------------------------------------------------------

         None.

                                    PART III

Item 10.  Directors and Executive Officers of the Registrant
------------------------------------------------------------

         The information contained under the sections captioned "Proposal I -- Election of Directors" and "Section 16(A) Beneficial Ownership Reporting Compliance" in Registrant's definitive proxy statement for Registrant's Annual Meeting of Stockholders to be held in January 2001 (the "Proxy Statement") is incorporated herein by reference. Additional information regarding Registrant's executive officers is contain in Part I of this document. See "Item 1. Description of Business -- Executive Officers of the Registrant."

Item 11.  Executive Compensation
--------------------------------

         The information contained under the section captioned "Director and Executive Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12.  Security Ownership of Certain Beneficial Owners and Management
------------------------------------------------------------------------

         (a)      Security Ownership of Certain Beneficial Owners

                  Information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Holders Thereof" in the Proxy Statement.

         (b)      Security Ownership of Management

                  Information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Holders Thereof" and to the first table under "Proposal I -- Election of Directors" in the Proxy Statement.

         (c) Management of Registrant knows of no arrangements, including any pledge by any person of securities of Registrant, the operation of which may at a subsequent date result in a change in control of Registrant.

Item 13.  Certain Relationships and Related Transactions
--------------------------------------------------------

         The information required by this item is incorporated herein by reference to the section captioned "Certain Relationships and Related Transactions" in the Proxy Statement.

Item 14.  Exhibits, Lists and Reports on Form 8-K
-------------------------------------------------

         (a)      The following documents are filed as a part of this report:

                  1. The following financial statements and the report of independent accountants of Registrant included in Registrant's Annual Report to Stockholders are incorporated herein by reference and also in Item 8 hereof.

                           Independent Auditor's Report.

                           Consolidated Statements of Financial Condition as of September 30, 2000 and 1999.

                           Consolidated Statements of Operations for the Years Ended September 30, 2000, 1999 and 1998.

                           Consolidated Statements of Changes in Stockholders' Equity for the Years Ended September 30, 2000, 1999, and 1998.

                           Consolidated Statements of Cash Flows for the Years Ended September 30, 2000, 1999 and 1998.

                           Notes to Consolidated Financial Statements.

                  2. Except for Exhibit 27 below, Financial Statement Schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and therefore have been omitted.

                  3. The following exhibits are included in this Report or incorporated herein by reference:

                  (a)      List of Exhibits:

                            3(i)    Articles of Incorporation of Landmark Bancshares, Inc.*

                           3(ii)    Bylaws of Landmark Bancshares, Inc.*

                           10.1     1994 Stock Option Plan of Landmark Bancshares, Inc.**

                           10.2     Management Stock Bonus Plan and Trust Agreements**

                           10.3     1991 Deferred Compensation Agreement with Larry Schugart*

                           10.4     1998 Deferred Compensation Agreement with Larry Schugart***

                           10.5     Directors Change in Control Severance Plan***

                           10.6     1996 Stock Option Agreement with Richard Ball****

                           10.7     Employment Agreement with Larry Schugart

                           10.8     Employment Agreement with Gary Watkins

                           10.9     Employment Agreement with Stephen Sundberg

                           10.10    1998 Stock Option Agreement with Richard Ball***

                           10.11    Stock Option Agreement with Larry Schugart*****

                           10.12    Stock Option Agreement with Gary Watkins*****

                           10.13    Stock Option Agreement with Stephen Sundberg

                           13       Annual Report to Stockholders for the fiscal year ended September 30,
                                    2000

                           21       Subsidiaries of Registrant******

                           23       Consent of Regier Carr & Monroe, L.L.P.

                           27       Financial Data Schedule (electronic filing only)

         ---------------------
         * Incorporated by reference to the identically numbered exhibit of the registration statement on Form S-1 (File No. 33-72562) declared effective by the SEC on February 9, 1994.

         ** Incorporated by reference to the exhibits to the proxy statement for a special meeting of stockholders held on June 22, 1994 and filed with the SEC on May 24, 1994 (File No. 0-23164).

         *** Incorporated by reference to the identically numbered exhibit of the Annual Report on Form 10-KSB for the fiscal year ended September 30, 1998 (File No. 0-23164), filed with the SEC.

         **** Incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (File No. 0-23164), filed with the SEC.

         ***** Incorporated by reference to the identically numbered exhibits of the Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (File No. 0-23164), filed with the SEC.

         ****** Incorporated by reference to Exhibit 21.4 of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (File No. 0-23164), filed with the SEC.

                           (b) No reports on Form 8-K were filed during the last quarter of the period covered by this report.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed as of December 20, 2000 on its behalf by the undersigned, thereunto duly authorized.
                                   Landmark Bancshares, Inc.


                                   By: /s/ Larry Schugart
                                       -----------------------------------------
                                            Larry Schugart
                                            President and Chief
                                            Executive Officer
                                            (Duly Authorized Representative)

         Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of December 20, 2000.


/s/ Stephen H. Sundberg                      /s/ Larry Schugart
-------------------------------------------  -----------------------------------
Stephen H. Sundberg                          Larry Schugart
Senior Vice President and                    President, Chief Executive Officer,
Chief Financial Officer                      and Director
(Principal Financial and Accounting          (Principal Executive Officer)
Officer)


/s/ Gary L. Watkins                          /s/ Richard A. Ball
-------------------------------------------  -----------------------------------
Gary L. Watkins                              Richard A. Ball
Senior Vice President, Chief Operating       Director
Officer, and Secretary


/s/ David H. Snapp                           /s/ C. Duane Ross
-------------------------------------------  -----------------------------------
David H. Snapp                               C. Duane Ross
Director                                     Director


/s/ Jim W. Lewis
-------------------------------------------
Jim W. Lewis
Director

                              EMPLOYMENT AGREEMENT
                              --------------------

                             as amended and restated

         THIS AGREEMENT entered into this 23rd day of August, 2000 ("Effective Date"), by and between Landmark Federal Savings Bank (the "Bank") and Larry L. Schugart (the "Employee").

         WHEREAS, the Employee has heretofore been employed by the Bank as President and Chief Executive Officer; and is experienced in all phases of the business of the Bank; and

         WHEREAS, the parties have previously entered into an Employment Agreement dated September 30, 1994, as subsequently amended and renewed; and

         WHEREAS, the parties desire by this writing to set forth the continuing employment relationship of the Bank and the Employee.

         NOW, THEREFORE, it is AGREED as follows:

         1. Employment. The Employee is employed in the capacity as the President and Chief Executive Officer of the Bank. The Employee shall render such administrative and management services to the Bank and Landmark Bancshares, Inc. ("Parent") as are currently rendered and as are customarily performed by persons situated in a similar executive capacity. The Employee shall also promote, by entertainment or otherwise, as and to the extent permitted by law, the business of the Bank and Parent. The Employee's other duties shall be such as the Board of Directors for the Bank (the "Board of Directors" or "Board") may from time to time reasonably direct, including normal duties as an officer of the Bank.

         2. Base Compensation. The Bank agrees to pay the Employee during the term of this Agreement a salary at the rate of $ 145,000 per annum, payable in cash not less frequently than monthly; provided, that the rate of such salary shall be reviewed by the Board of Directors not less often than annually, and Employee shall be entitled to receive annually an increase at such percentage or in such an amount as the Board of Directors in its sole discretion may decide at such time.

         3. Discretionary Bonus. The Bank will continue to periodically consider the payment of cash bonuses in accordance with past business practices, based upon the performance of the Employee and the results of operations of the Bank. The Employee shall be entitled to participate in an equitable manner with all other senior management employees of the Bank in discretionary bonuses that may be authorized and declared by the Board of Directors to its senior management employees from time to time. No other compensation provided for in this Agreement shall be deemed a substitute for the Employee's right to participate in such discretionary bonuses when and as declared by the Board of Directors.

         4.(a) Participation in Retirement, Medical and Other Plans. The Employee shall be entitled to participate in any plan of the Bank relating to pension, profit-sharing, or other retirement benefits and medical coverage or reimbursement plans that the Bank may adopt for the benefit of its employees. Additionally, Employee's dependent family shall be eligible to participate in medical and dental insurance plans sponsored by the Bank or Parent with the cost of such premiums paid by the Bank. The Employee shall be entitled to participate in any stock benefit programs, tax-qualified or non-tax-qualified deferred compensation plans or any other fringe benefits instituted by the Bank.

            (b) Employee Benefits; Expenses. The Employee shall be eligible to participate in any fringe benefits which may be or may become applicable to the Bank's senior management employees, including by example, participation in any stock option or incentive plans adopted by the Board of Directors of Bank or Parent, club memberships, a reasonable expense account, and any other benefits which are commensurate with the responsibilities and functions to be performed by the Employee under this Agreement. The Bank shall reimburse Employee for all reasonable out-of-pocket expenses which Employee shall incur in connection with his service for the Bank.

         5. Term. The term of employment of Employee under this Agreement shall be for the period commencing on the Effective Date and ending thirty-six (36) months thereafter ("Term"). Additionally, on each annual anniversary date from the Effective Date, the term of employment under this Agreement shall be extended for an additional one year period beyond the then effective expiration date upon a determination and resolution of the Board of Directors that the performance of the Employee has met the requirements and standards of the Board, and that the term of such Agreement shall be extended.

         6. Loyalty; Noncompetition.

            (a) The Employee shall devote his full time and attention to the performance of his employment under this Agreement. During the term of Employee's employment under this Agreement, the Employee shall not engage in any business or activity contrary to the business affairs or interests of the Bank or Parent.

            (b) Nothing contained in this Paragraph 6 shall be deemed to prevent or limit the right of Employee to invest in the capital stock or other securities of any business dissimilar from that of the Bank or Parent, or, solely as a passive or minority investor, in any business.

         7. Standards. The Employee shall perform his duties under this Agreement in accordance with such reasonable standards expected of employees with comparable positions in comparable organizations and as may be established from time to time by the Board of Directors.

         8. Vacation and Sick Leave. At such reasonable times as the Board of Directors shall in its discretion permit, the Employee shall be entitled, without loss of pay, to absent himself voluntarily from the performance of his employment under this Agreement, with all such voluntary absences to count as vacation time; provided that:

            (a) The Employee shall be entitled to annual vacation leave in accordance with the policies as are periodically established by the Board of Directors for senior management employees of the Bank.

            (b) The Employee shall not be entitled to receive any additional compensation from the Bank on account of his failure to take vacation leave and Employee shall not be entitled to accumulate unused vacation from one fiscal year to the next, except in either case to the extent authorized by the Board of Directors for senior management employees of the Bank.

            (c) In addition to the aforesaid paid vacations, the Employee shall be entitled without loss of pay, to absent himself voluntarily from the performance of his employment with the Bank for such additional periods of time and for such valid, and legitimate reasons as the Board of Directors in its discretion may determine. Further, the Board of Directors shall be entitled to grant to the Employee a leave or leaves of absence with or without pay at such time or times and upon such terms and conditions as the Board of Directors in its discretion may determine.

            (d) In addition, the Employee shall be entitled to an annual sick leave benefit as established by the Board of Directors for senior management employees of the Bank. In the event that any sick leave benefit shall not have been used during any year, such leave shall accrue to subsequent years only to the extent authorized by the Board of Directors for employees of the Bank.

         9.       Termination and Termination Pay.

         The Employee's employment under this Agreement shall be terminated upon any of the following occurrences:

            (a) The death of the Employee during the term of this Agreement, in which event the Employee's estate shall be entitled to receive the compensation due the Employee through the last day of the calendar month which is six (6) months after the Employee's death.

            (b) The Board of Directors may terminate the Employee's employment at any time, but any termination by the Board of Directors other than termination for Just Cause, shall not prejudice the Employee's right to compensation or other benefits under the Agreement. The Employee shall have no right to receive compensation or other benefits for any period after termination for Just Cause. Termination for "Just Cause" shall include termination because of the Employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of the Agreement.

            (c) Except as provided pursuant to Section 12 herein, in the event Employee's employment under this Agreement is terminated by the Board of Directors without Just Cause, the Bank shall be obligated to continue to pay the Employee the salary provided pursuant to Section 2 herein, up to the date of termination of the term (including any renewal term) of this Agreement and the cost of Employee obtaining all health, life, disability, and other benefits which the Employee would be eligible to participate in through such date based upon the benefit levels substantially equal to those being provided Employee at the date of termination of employment, but in no event shall such salary or benefits continuation be for a period of less than one year from the date of termination of employment.

            (d) If the Employee is removed and/or permanently prohibited from participating in the conduct of the Bank's affairs by an order issued under Sections 8(e)(4) or 8(g)(1) of the Federal Deposit Insurance Act ("FDIA") (12 U.S.C. 181 8(e)(4) and (g)(1 )), all obligations of the Bank under this Agreement shall terminate, as of the effective date of the order, but the vested rights of the parties shall not be affected.

            (e) If the Bank is in default (as defined in Section 3(x)(1) of FDIA) all obligations under this Agreement shall terminate as of the date of default, but this paragraph shall not affect any vested rights of the contracting parties.

            (f) All obligations under this Agreement shall be terminated, except to the extent determined that continuation of this Agreement is necessary for the continued operation of the Bank: (i) by the Director of the Office of Thrift Supervision ("Director of OTS"), or his or her designee, at the time that the Federal Deposit Insurance Corporation ("FDIC") enters into an agreement to provide assistance to or on behalf of the Bank under the authority contained in
Section 13(c) of FDIA; or (ii) by the Director of the OTS, or his or her designee, at the time that the Director of the OTS, or his or her designee approves a supervisory merger to resolve problems related to operation of the Bank or when the Bank is determined by the Director of the OTS to be in an unsafe or unsound condition. Any rights of the parties that have already vested, however, shall not be affected by such action.

            (g) The voluntary termination by the Employee during the term of this Agreement with the delivery of no less than 60 days written notice to the Board of Directors, other than pursuant to Section 12(b), in which case the Employee shall be entitled to receive only the compensation, vested rights, and all employee benefits up to the date of such termination.

            (h) Notwithstanding anything herein to the contrary, any payments made to the Employee pursuant to the Agreement, or otherwise, shall be subject to and conditioned upon compliance with 12 USC ss.1828(k) and any regulations promulgated there under.

         10. Suspension of Employment. If the Employee is suspended and/or temporarily prohibited from participating in the conduct of the Bank's affairs by a notice served under Section 8 (e) (3) or (g) (1) of the FDIA (12 U.S.C. 1818 (e) (3) and (g) (1)), the Bank's obligations under the Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank shall, (i) pay the Employee all or part of the compensation withheld while its contract obligations were suspended and (ii) reinstate any of its obligations which were suspended.

         11. Disability. If the Employee shall become disabled or incapacitated to the extent that he is unable to perform his duties hereunder, by reason of medically determinable physical or mental impairment, as determined by a doctor engaged by the Board of Directors, Employee shall nevertheless continue to receive the compensation and benefits which may be payable to Employee under the provisions of disability insurance coverage in effect for Bank employees. Upon returning to active full-time employment, the Employee's full compensation as set forth in this Agreement shall be reinstated as of the date of commencement of such activities. In the event that the Employee returns to active employment on other than a full-time basis, then his compensation (as set forth in Paragraph 2 of this Agreement) shall be reduced in proportion to the time spent in said employment, or as shall otherwise be agreed to by the parties.

         12.      Change in Control.

            (a) Notwithstanding any provision herein to the contrary, in the event of the involuntary termination of Employee's employment under this Agreement, in connection with, or within 12 months after, any change in control of the Bank or Parent, Employee shall be paid an amount equal to the product of
2.99 times the Employee's "base amount" as defined in Section 280G(b)(3) of the Internal Revenue Code of 1986, as amended (the "Code") and regulations promulgated thereunder. Said sum shall be paid, at the option of Employee, either in one (1) lump sum within thirty (30) days of such termination discounted to the present value of such payment using as the discount rate the interest rate payable on one year U.S. Treasury obligations as published in the Wall Street Journal Eastern Edition as of the date of such payment, or in periodic payments over the next 36 months or the remaining term of this Agreement whichever is less, as if Employee's employment had not been terminated, and such payments shall be in lieu of any other future payments which the Employee would be otherwise entitled to receive under Section 9 of this Agreement. Notwithstanding the foregoing, all sums payable hereunder shall be reduced in such manner and to such extent so that no such payments made hereunder when aggregated with all other payments to be made to the Employee by the Bank or the Parent shall be deemed an "excess parachute payment" in accordance with Section 280G of the Code and be subject to the excise tax provided at Section 4999(a) of the code. The term "control" shall refer to the ownership, holding or power to vote more than 25% of the Parent's or Bank's voting stock, the control of the election of a majority of the Parent's or Bank's directors, or the exercise of a controlling influence over the management or policies of the Parent or Bank by any person or by persons acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934. The term "person" means an individual other than the Employee, or a corporation, partnership, trust, association, joint venture, pool, syndicate, sole proprietorship, unincorporated organization or any other form of entity not specifically listed herein.

            (b) Notwithstanding any other provision of this Agreement to the contrary, Employee may voluntary terminate his employment under this Agreement following a change in control of the Bank or Parent, and Employee shall thereupon be entitled to receive the payment described in Section 12(a) of this Agreement, upon the occurrence, or within one year thereafter, of any of the following events, which have not been consented to in advance by the Employee in writing: (i) if Employee would be required to move his personal residence or perform his principal executive functions more than thirty-five (35) miles from the Employee's primary office as of the signing of this Agreement; (ii) if in the organizational structure of the Bank or Parent, Employee would be required to report to a person or persons other than the President and Board of the Bank or Parent; (iii) if the Bank or Parent should fail to maintain existing employee benefits plans, including material fringe benefits, stock option and retirement plans; (iv) if Employee would be assigned duties and responsibilities other than those normally associated with his position as referenced at Section 1, herein; or (v) if Employee would not be elected or reelected to the Board of Directors of the Bank; or (vi) if Employee's responsibilities or authority have in any way been materially diminished or reduced.

            (c) Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the rules then in effect of the district office of the American Arbitration Association ("AAA") nearest to the home office of the Bank, and judgment upon the award rendered may be entered in any court having jurisdiction thereof, except to the extend that the parties may otherwise reach a mutual settlement of such issue. The Bank shall incur the cost of all fees and expenses associated with filing a request for arbitration with the AAA, whether such filing is made on behalf of the Bank or the Employee, and the costs and administrative fees associated with employing the arbitrator and related administrative expenses assessed by the AAA. The Bank shall reimburse Employee for all costs and expenses, including reasonable attorneys' fees, arising from such dispute, proceedings or actions, notwithstanding the ultimate outcome thereof. Such reimbursement, which shall not exceed the Employee's compensation for the remaining term of this Agreement, shall be paid within ten (10) days of Employee furnishing to the Bank or Parent evidence, which may be in the form, among other things, of a canceled check or receipt, of any costs or expenses incurred by Employee. Any such request for reimbursement by Employee shall be made no more frequently than at sixty (60) day intervals.

         13. Successors and Assigns.

            (a) This Agreement shall inure to the benefit of and be binding upon any corporate or other successor of the Bank or Parent which shall acquire, directly or indirectly, by merger, consolidation, purchase or otherwise, all or substantially all of the assets or stock of the Bank or Parent.

            (b) Since the Bank is contracting for the unique and personal skills of the Employee, the Employee shall be precluded from assigning or delegating his rights or duties hereunder without first obtaining the written consent of the Bank.

         14. Amendments. No amendments or additions to this Agreement shall be binding upon the parties hereto unless made in writing and signed by both parties, except as herein otherwise specifically provided.

         15. Applicable Law. This agreement shall be governed by all respects whether as to validity, construction, capacity, performance or otherwise, by the laws of the State of Kansas, except to the extent that Federal law shall be deemed to apply.

         16. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

         17. Entire Agreement. This Agreement together with any understanding or modifications thereof as agreed to in writing by the parties, shall constitute the entire agreement between the parties hereto.

         18.      Indemnification;  Insurance

            (a) Indemnification. The Bank agrees to indemnify the Employee and his heirs, executors, and administrators to the fullest extent permitted under applicable law and regulations, including, without limitation 12 U.S.C. Section 1828 (k), against any and all expenses and liabilities reasonably incurred by the Employee in connection with or arising out of any action, suit or proceeding in which the Employee may be involved by reason of his having been a director or officer of the Bank or any of its subsidiaries, whether or not the Employee is a director or officer at the time of incurring any such expenses or liabilities. Such expenses and liabilities shall include, but shall not be limited to, judgments, court costs and attorney's fees and the cost of reasonable settlements. The Employee shall be entitled to indemnification in respect of a settlement only if the Board of Directors of the Bank has approved such settlement. Notwithstanding anything herein to the contrary, (i) indemnification for expenses shall not extend to matters for which the Employee has been terminated for, and (ii) the obligations of this Section 18 shall survive this. Nothing contained herein shall be deemed to provide indemnification prohibited by applicable law or regulation.

            (b) Insurance. During the term of the Agreement, the Bank shall provide the Employee (and his heirs, executors, and administrators) with coverage under a directors' and officers' liability policy at the Bank's expense, at least equivalent to such coverage otherwise provided to the other directors and senior officers of the Bank.

         IN WITNESS WHEREOF, the parties have executed this Agreement on the day and first hereinabove written.

                                  EXHIBIT 10.8

                              EMPLOYMENT AGREEMENT
                              --------------------

                             as amended and restated

         THIS AGREEMENT entered into this 23rd day of August, 2000 ("Effective Date"), by and between Landmark Federal Savings Bank (the "Bank") and Gary L. Watkins (the "Employee").

         WHEREAS, the Employee has heretofore been employed by the Bank as Senior Vice President; and is experienced in all phases of the business of the Bank; and

         WHEREAS, the parties have previously entered into an Employment Agreement dated September 30, 1994, as subsequently amended and renewed; and

         WHEREAS, the parties desire by this writing to set forth the continuing employment relationship of the Bank and the Employee.

         NOW, THEREFORE, it is AGREED as follows:

         1. Employment. The Employee is employed in the capacity as the Senior Vice President of the Bank. The Employee shall render such administrative and management services to the Bank and Landmark Bancshares, Inc. ("Parent") as are currently rendered and as are customarily performed by persons situated in a similar executive capacity. The Employee shall also promote, by entertainment or otherwise, as and to the extent permitted by law, the business of the Bank and Parent. The Employee's other duties shall be such as the Board of Directors for the Bank (the "Board of Directors" or "Board") may from time to time reasonably direct, including normal duties as an officer of the Bank.

         2. Base Compensation. The Bank agrees to pay the Employee during the term of this Agreement a salary at the rate of $ 90,000 per annum, payable in cash not less frequently than monthly; provided, that the rate of such salary shall be reviewed by the Board of Directors not less often than annually, and Employee shall be entitled to receive annually an increase at such percentage or in such an amount as the Board of Directors in its sole discretion may decide at such time.

         3. Discretionary Bonus. The Employee shall be entitled to participate in an equitable manner with all other senior management employees of the Bank in discretionary bonuses that may be authorized and declared by the Board of Directors to its senior management employees from time to time. No other compensation provided for in this Agreement shall be deemed a substitute for the Employee's right to participate in such discretionary bonuses when and as declared by the Board of Directors.

         4.(a) Participation in Retirement and Medical Plans. The Employee shall be entitled to participate in any plan of the Bank relating to pension, profit-sharing, or other retirement benefits and medical coverage or reimbursement plans that the Bank may adopt for the benefit of its employees.

            (b) Employee Benefits; Expenses. The Employee shall be eligible to participate in any fringe benefits which may be or may become applicable to the Bank's senior management employees, including by example, participation in any stock option or incentive plans adopted by the Board of Directors of Bank or Parent, club memberships, a reasonable expense account, and any other benefits which are commensurate with the responsibilities and functions to be performed by the Employee under this Agreement. The Bank shall reimburse Employee for all reasonable out-of-pocket expenses which Employee shall incur in connection with his service for the Bank.

         5. Term. The term of employment of Employee under this Agreement shall be for the period commencing on the Effective Date and ending twelve (12) months thereafter ("Term"). Additionally, on each annual anniversary date from the Effective Date, the term of employment under this Agreement shall be extended for an additional one year period beyond the then effective expiration date upon a determination and resolution of the Board of Directors that the performance of the Employee has met the requirements and standards of the Board, and that the term of such Agreement shall be extended.

         6.       Loyalty; Noncompetition.

            (a) The Employee shall devote his full time and attention to the performance of his employment under this Agreement. During the term of Employee's employment under this Agreement, the Employee shall not engage in any business or activity contrary to the business affairs or interests of the Bank or Parent.

            (b) Nothing contained in this Paragraph 6 shall be deemed to prevent or limit the right of Employee to invest in the capital stock or other securities of any business dissimilar from that of the Bank or Parent, or, solely as a passive or minority investor, in any business.

         7. Standards. The Employee shall perform his duties under this Agreement in accordance with such reasonable standards expected of employees with comparable positions in comparable organizations and as may be established from time to time by the Board of Directors.

         8. Vacation and Sick Leave. At such reasonable times as the Board of Directors shall in its discretion permit, the Employee shall be entitled, without loss of pay, to absent himself voluntarily from the performance of his employment under this Agreement, with all such voluntary absences to count as vacation time; provided that:

            (a) The Employee shall be entitled to annual vacation leave in accordance with the policies as are periodically established by the Board of Directors for senior management employees of the Bank.

            (b) The Employee shall not be entitled to receive any additional compensation from the Bank on account of his failure to take vacation leave and Employee shall not be entitled to accumulate unused vacation from one fiscal year to the next, except in either case to the extent authorized by the Board of Directors for senior management employees of the Bank.

            (c) In addition to the aforesaid paid vacations, the Employee shall be entitled without loss of pay, to absent himself voluntarily from the performance of his employment with the Bank for such additional periods of time and for such valid, and legitimate reasons as the Board of Directors in its discretion may determine. Further, the Board of Directors shall be entitled to grant to the Employee a leave or leaves of absence with or without pay at such time or times and upon such terms and conditions as the Board of Directors in its discretion may determine.

            (d) In addition, the Employee shall be entitled to an annual sick leave benefit as established by the Board of Directors for senior management employees of the Bank. In the event that any sick leave benefit shall not have been used during any year, such leave shall accrue to subsequent years only to the extent authorized by the Board of Directors for employees of the Bank.

         9.       Termination and Termination Pay.

         The Employee's employment under this Agreement shall be terminated upon any of the following occurrences:

            (a) The death of the Employee during the term of this Agreement, in which event the Employee's estate shall be entitled to receive the compensation due the Employee through the last day of the calendar month which is three (3) months after the Employee's death.

            (b) The Board of Directors may terminate the Employee's employment at any time, but any termination by the Board of Directors other than termination for Just Cause, shall not prejudice the Employee's right to compensation or other benefits under the Agreement. The Employee shall have no right to receive compensation or other benefits for any period after termination for Just Cause. Termination for "Just Cause" shall include termination because of the Employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of the Agreement.

            (c) Except as provided pursuant to Section 12 herein, in the event Employee's employment under this Agreement is terminated by the Board of Directors without Just Cause, the Bank shall be obligated to continue to pay the Employee the salary provided pursuant to Section 2 herein, up to the date of termination of the term (including any renewal term) of this Agreement and the cost of Employee obtaining all health, life, disability, and other benefits which the Employee would be eligible to participate in through such date based upon the benefit levels substantially equal to those being provided Employee at the date of termination of employment.

            (d) If the Employee is removed and/or permanently prohibited from participating in the conduct of the Bank's affairs by an order issued under Sections 8(e)(4) or 8(g)(1) of the Federal Deposit Insurance Act ("FDIA") (12 U.S.C. 181 8(e)(4) and (g)(1 )), all obligations of the Bank under this Agreement shall terminate, as of the effective date of the order, but the vested rights of the parties shall not be affected.

            (e) If the Bank is in default (as defined in Section 3(x)(1) of FDIA) all obligations under this Agreement shall terminate as of the date of default, but this paragraph shall not affect any vested rights of the contracting parties.

            (f) All obligations under this Agreement shall be terminated, except to the extent determined that continuation of this Agreement is necessary for the continued operation of the Bank: (i) by the Director of the Office of Thrift Supervision ("Director of OTS"), or his or her designee, at the time that the Federal Deposit Insurance Corporation ("FDIC") enters into an agreement to provide assistance to or on behalf of the Bank under the authority contained in
Section 13(c) of FDIA; or (ii) by the Director of the OTS, or his or her designee, at the time that the Director of the OTS, or his or her designee approves a supervisory merger to resolve problems related to operation of the Bank or when the Bank is determined by the Director of the OTS to be in an unsafe or unsound condition. Any rights of the parties that have already vested, however, shall not be affected by such action.

            (g) The voluntary termination by the Employee during the term of this Agreement with the delivery of no less than 60 days written notice to the Board of Directors, other than pursuant to Section 12(b), in which case the Employee shall be entitled to receive only the compensation, vested rights, and all employee benefits up to the date of such termination.

            (h) Notwithstanding anything herein to the contrary, any payments made to the Employee pursuant to the Agreement, or otherwise, shall be subject to and conditioned upon compliance with 12 USC ss.1828(k) and any regulations promulgated there under.

         10. Suspension of Employment. If the Employee is suspended and/or temporarily prohibited from participating in the conduct of the Bank's affairs by a notice served under Section 8 (e) (3) or (g) (1) of the FDIA (12 U.S.C. 1818 (e) (3) and (g) (1)), the Bank's obligations under the Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank shall, (i) pay the Employee all or part of the compensation withheld while its contract obligations were suspended and (ii) reinstate any of its obligations which were suspended.

         11. Disability. If the Employee shall become disabled or incapacitated to the extent that he is unable to perform his duties hereunder, by reason of medically determinable physical or mental impairment, as determined by a doctor engaged by the Board of Directors, Employee shall nevertheless continue to receive the compensation and benefits which may be payable to Employee under the provisions of disability insurance coverage in effect for Bank employees. Upon returning to active full-time employment, the Employee's full compensation as set forth in this Agreement shall be reinstated as of the date of commencement of such activities. In the event that the Employee returns to active employment on other than a full-time basis, then his compensation (as set forth in Paragraph 2 of this Agreement) shall be reduced in proportion to the time spent in said employment, or as shall otherwise be agreed to by the parties.

         12.      Change in Control.

            (a) Notwithstanding any provision herein to the contrary, in the event of the involuntary termination of Employee's employment under this Agreement, in connection with, or within twelve (12) months after, any change in control of the Bank or Parent, Employee shall be paid an amount equal to the product of 1.50 times the Employee's "base amount" as defined in Section 280G(b)(3) of the Internal Revenue Code of 1986, as amended (the "Code") and regulations promulgated thereunder. Said sum shall be paid, at the option of Employee, either in one (1) lump sum within thirty (30) days of such termination discounted to the present value of such payment using as the discount rate the interest rate payable on one year U.S. Treasury obligations as published in the Wall Street Journal Eastern Edition as of the date of such payment, or in periodic payments over the remaining term of this Agreement, as if Employee's employment had not been terminated, and such payments shall be in lieu of any other future payments which the Employee would be otherwise entitled to receive under Section 9 of this Agreement. Notwithstanding the forgoing, all sums payable hereunder shall be reduced in such manner and to such extent so that no such payments made hereunder when aggregated with all other payments to be made to the Employee by the Bank or the Parent shall be deemed an "excess parachute payment" in accordance with Section 280G of the Code and be subject to the excise tax provided at Section 4999(a) of the Code. The term "control" shall refer to the ownership, holding or power to vote more than 25% of the Parent's or Bank's voting stock, the control of the election of a majority of the Parent's or Bank's directors, or the exercise of a controlling influence over the management or policies of the Parent or Bank by any person or by persons acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934. The term "person" means an individual other than the Employee, or a corporation, partnership, trust, association, joint venture, pool, syndicate, sole proprietorship, unincorporated organization or any other form of entity not specifically listed herein.

            (b) Notwithstanding any other provision of this Agreement to the contrary, Employee may voluntary terminate his employment under this Agreement within twelve (12) months following a change in control of the Bank or Parent, and Employee shall thereupon be entitled to receive the payment described in
Section 12(a) of this Agreement, upon the occurrence, or within one year thereafter, of any of the following events, which have not been consented to in advance by the Employee in writing: (i) if Employee would be required to move his personal residence or perform his principal executive functions more than thirty-five (35) miles from the Employee's primary office as of the signing of this Agreement; (ii) if in the organizational structure of the Bank or Parent, Employee would be required to report to a person or persons other than the President and Board of the Bank or Parent; (iii) if the Bank or Parent should fail to maintain existing employee benefits plans, including material fringe benefits, stock option and retirement plans; (iv) if Employee would be assigned duties and responsibilities other than those normally associated with his position as referenced at Section 1, herein; or (v) if Employee's responsibilities or authority have in any way been materially diminished or reduced.

            (c) Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the rules then in effect of the district office of the American Arbitration Association ("AAA") nearest to the home office of the Bank, and judgment upon the award rendered may be entered in any court having jurisdiction thereof, except to the extend that the parties may otherwise reach a mutual settlement of such issue. The Bank shall incur the cost of all fees and expenses associated with filing a request for arbitration with the AAA, whether such filing is made on behalf of the Bank or the Employee, and the costs and administrative fees associated with employing the arbitrator and related administrative expenses assessed by the AAA.

         13.      Successors and Assigns.

            (a) This Agreement shall inure to the benefit of and be binding upon any corporate or other successor of the Bank or Parent which shall acquire, directly or indirectly, by merger, consolidation, purchase or otherwise, all or substantially all of the assets or stock of the Bank or Parent.

            (b) Since the Bank is contracting for the unique and personal skills of the Employee, the Employee shall be precluded from assigning or delegating his rights or duties hereunder without first obtaining the written consent of the Bank.

         14. Amendments. No amendments or additions to this Agreement shall be binding upon the parties hereto unless made in writing and signed by both parties, except as herein otherwise specifically provided.

         15. Applicable Law. This agreement shall be governed by all respects whether as to validity, construction, capacity, performance or otherwise, by the laws of the State of Kansas, except to the extent that Federal law shall be deemed to apply.

         16. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

         17. Entire Agreement. This Agreement together with any understanding or modifications thereof as agreed to in writing by the parties, shall constitute the entire agreement between the parties hereto.

         IN WITNESS WHEREOF, the parties have executed this Agreement on the day and first hereinabove written.

                                  EXHIBIT 10.9

                              EMPLOYMENT AGREEMENT
                              --------------------

                             as amended and restated

         THIS AGREEMENT entered into this 23rd day of August, 2000 ("Effective Date"), by and between Landmark Federal Savings Bank (the "Bank") and Stephen H. Sundberg (the "Employee").

         WHEREAS, the Employee has heretofore been employed by the Bank as Senior Vice President; and is experienced in all phases of the business of the Bank; and

         WHEREAS, the parties have previously entered into an Employment Agreement dated May 1, 2000, as subsequently amended and renewed; and

         WHEREAS, the parties desire by this writing to set forth the continuing employment relationship of the Bank and the Employee.

         NOW, THEREFORE, it is AGREED as follows:

         1. Employment. The Employee is employed in the capacity as the Senior Vice President of the Bank. The Employee shall render such administrative and management services to the Bank and Landmark Bancshares, Inc. ("Parent") as are currently rendered and as are customarily performed by persons situated in a similar executive capacity. The Employee shall also promote, by entertainment or otherwise, as and to the extent permitted by law, the business of the Bank and Parent. The Employee's other duties shall be such as the Board of Directors for the Bank (the "Board of Directors" or "Board") may from time to time reasonably direct, including normal duties as an officer of the Bank.

         2. Base Compensation. The Bank agrees to pay the Employee during the term of this Agreement a salary at the rate of $ 80,000 per annum, payable in cash not less frequently than monthly; provided, that the rate of such salary shall be reviewed by the Board of Directors not less often than annually, and Employee shall be entitled to receive annually an increase at such percentage or in such an amount as the Board of Directors in its sole discretion may decide at such time.

         3. Discretionary Bonus. The Employee shall be entitled to participate in an equitable manner with all other senior management employees of the Bank in discretionary bonuses that may be authorized and declared by the Board of Directors to its senior management employees from time to time. No other compensation provided for in this Agreement shall be deemed a substitute for the Employee's right to participate in such discretionary bonuses when and as declared by the Board of Directors.

         4.(a) Participation in Retirement and Medical Plans. The Employee shall be entitled to participate in any plan of the Bank relating to pension, profit-sharing, or other retirement benefits and medical coverage or reimbursement plans that the Bank may adopt for the benefit of its employees.

            (b) Employee Benefits; Expenses. The Employee shall be eligible to participate in any fringe benefits which may be or may become applicable to the Bank's senior management employees, including by example, participation in any stock option or incentive plans adopted by the Board of Directors of Bank or Parent, club memberships, a reasonable expense account, and any other benefits which are commensurate with the responsibilities and functions to be performed by the Employee under this Agreement. The Bank shall reimburse Employee for all reasonable out-of-pocket expenses which Employee shall incur in connection with his service for the Bank.

         5. Term. The term of employment of Employee under this Agreement shall be for the period commencing on the Effective Date and ending twelve (12) months thereafter ("Term"). Additionally, on each annual anniversary date from the Effective Date, the term of employment under this Agreement shall be extended for an additional one year period beyond the then effective expiration date upon a determination and resolution of the Board of Directors that the performance of the Employee has met the requirements and standards of the Board, and that the term of such Agreement shall be extended.

         6.       Loyalty; Noncompetition.

            (a) The Employee shall devote his full time and attention to the performance of his employment under this Agreement. During the term of Employee's employment under this Agreement, the Employee shall not engage in any business or activity contrary to the business affairs or interests of the Bank or Parent.

            (b) Nothing contained in this Paragraph 6 shall be deemed to prevent or limit the right of Employee to invest in the capital stock or other securities of any business dissimilar from that of the Bank or Parent, or, solely as a passive or minority investor, in any business.

         7. Standards. The Employee shall perform his duties under this Agreement in ccordance with such reasonable standards expected of employees with comparable positions in comparable organizations and as may be established from time to time by the Board of Directors.

         8. Vacation and Sick Leave. At such reasonable times as the Board of Directors shall in its discretion permit, the Employee shall be entitled, without loss of pay, to absent himself voluntarily from the performance of his employment under this Agreement, with all such voluntary absences to count as vacation time; provided that:

            (a) The Employee shall be entitled to annual vacation leave in accordance with the policies as are periodically established by the Board of Directors for senior management employees of the Bank.

            (b) The Employee shall not be entitled to receive any additional compensation from the Bank on account of his failure to take vacation leave and Employee shall not be entitled to accumulate unused vacation from one fiscal year to the next, except in either case to the extent authorized by the Board of Directors for senior management employees of the Bank.

            (c) In addition to the aforesaid paid vacations, the Employee shall be entitled without loss of pay, to absent himself voluntarily from the performance of his employment with the Bank for such additional periods of time and for such valid, and legitimate reasons as the Board of Directors in its discretion may determine. Further, the Board of Directors shall be entitled to grant to the Employee a leave or leaves of absence with or without pay at such time or times and upon such terms and conditions as the Board of Directors in its discretion may determine.

            (d) In addition, the Employee shall be entitled to an annual sick leave benefit as established by the Board of Directors for senior management employees of the Bank. In the event that any sick leave benefit shall not have been used during any year, such leave shall accrue to subsequent years only to the extent authorized by the Board of Directors for employees of the Bank.

         9.       Termination and Termination Pay.

         The Employee's employment under this Agreement shall be terminated upon any of the following occurrences:

            (a) The death of the Employee during the term of this Agreement, in which event the Employee's estate shall be entitled to receive the compensation due the Employee through the last day of the calendar month which is three (3) months after the Employee's death.

            (b) The Board of Directors may terminate the Employee's employment at any time, but any termination by the Board of Directors other than termination for Just Cause, shall not prejudice the Employee's right to compensation or other benefits under the Agreement. The Employee shall have no right to receive compensation or other benefits for any period after termination for Just Cause. Termination for "Just Cause" shall include termination because of the Employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of the Agreement.

            (c) Except as provided pursuant to Section 12 herein, in the event Employee's employment under this Agreement is terminated by the Board of Directors without Just Cause, the Bank shall be obligated to continue to pay the Employee the salary provided pursuant to Section 2 herein, up to the date of termination of the term (including any renewal term) of this Agreement and the cost of Employee obtaining all health, life, disability, and other benefits which the Employee would be eligible to participate in through such date based upon the benefit levels substantially equal to those being provided Employee at the date of termination of employment.

            (d) If the Employee is removed and/or permanently prohibited from participating in the conduct of the Bank's affairs by an order issued under Sections 8(e)(4) or 8(g)(1) of the Federal Deposit Insurance Act ("FDIA") (12 U.S.C. 181 8(e)(4) and (g)(1 )), all obligations of the Bank under this Agreement shall terminate, as of the effective date of the order, but the vested rights of the parties shall not be affected.

            (e) If the Bank is in default (as defined in Section 3(x)(1) of FDIA) all obligations under this Agreement shall terminate as of the date of default, but this paragraph shall not affect any vested rights of the contracting parties.

            (f) All obligations under this Agreement shall be terminated, except to the extent determined that continuation of this Agreement is necessary for the continued operation of the Bank: (i) by the Director of the Office of Thrift Supervision ("Director of OTS"), or his or her designee, at the time that the Federal Deposit Insurance Corporation ("FDIC") enters into an agreement to provide assistance to or on behalf of the Bank under the authority contained in
Section 13(c) of FDIA; or (ii) by the Director of the OTS, or his or her designee, at the time that the Director of the OTS, or his or her designee approves a supervisory merger to resolve problems related to operation of the Bank or when the Bank is determined by the Director of the OTS to be in an unsafe or unsound condition. Any rights of the parties that have already vested, however, shall not be affected by such action.

            (g) The voluntary termination by the Employee during the term of this Agreement with the delivery of no less than 60 days written notice to the Board of Directors, other than pursuant to Section 12(b), in which case the Employee shall be entitled to receive only the compensation, vested rights, and all employee benefits up to the date of such termination.

            (h) Notwithstanding anything herein to the contrary, any payments made to the Employee pursuant to the Agreement, or otherwise, shall be subject to and conditioned upon compliance with 12 USC ss.1828(k) and any regulations promulgated there under.

         10. Suspension of Employment. If the Employee is suspended and/or temporarily prohibited from participating in the conduct of the Bank's affairs by a notice served under Section 8 (e) (3) or (g) (1) of the FDIA (12 U.S.C. 1818 (e) (3) and (g) (1)), the Bank's obligations under the Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank shall, (i) pay the Employee all or part of the compensation withheld while its contract obligations were suspended and (ii) reinstate any of its obligations which were suspended.

         11. Disability. If the Employee shall become disabled or incapacitated to the extent that he is unable to perform his duties hereunder, by reason of medically determinable physical or mental impairment, as determined by a doctor engaged by the Board of Directors, Employee shall nevertheless continue to receive the compensation and benefits which may be payable to Employee under the provisions of disability insurance coverage in effect for Bank employees. Upon returning to active full-time employment, the Employee's full compensation as set forth in this Agreement shall be reinstated as of the date of commencement of such activities. In the event that the Employee returns to active employment on other than a full-time basis, then his compensation (as set forth in Paragraph 2 of this Agreement) shall be reduced in proportion to the time spent in said employment, or as shall otherwise be agreed to by the parties.

         12.      Change in Control.

            (a) Notwithstanding any provision herein to the contrary, in the event of the involuntary termination of Employee's employment under this Agreement, in connection with, or within twelve (12) months after, any change in control of the Bank or Parent, Employee shall be paid an amount equal to the product of 1.50 times the Employee's "base amount" as defined in Section 280G(b)(3) of the Internal Revenue Code of 1986, as amended (the "Code") and regulations promulgated thereunder. Said sum shall be paid, at the option of Employee, either in one (1) lump sum within thirty (30) days of such termination discounted to the present value of such payment using as the discount rate the interest rate payable on one year U.S. Treasury obligations as published in the Wall Street Journal Eastern Edition as of the date of such payment, or in periodic payments over the remaining term of this Agreement, as if Employee's employment had not been terminated, and such payments shall be in lieu of any other future payments which the Employee would be otherwise entitled to receive under Section 9 of this Agreement. Notwithstanding the forgoing, all sums payable hereunder shall be reduced in such manner and to such extent so that no such payments made hereunder when aggregated with all other payments to be made to the Employee by the Bank or the Parent shall be deemed an "excess parachute payment" in accordance with Section 280G of the Code and be subject to the excise tax provided at Section 4999(a) of the Code. The term "control" shall refer to the ownership, holding or power to vote more than 25% of the Parent's or Bank's voting stock, the control of the election of a majority of the Parent's or Bank's directors, or the exercise of a controlling influence over the management or policies of the Parent or Bank by any person or by persons acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934. The term "person" means an individual other than the Employee, or a corporation, partnership, trust, association, joint venture, pool, syndicate, sole proprietorship, unincorporated organization or any other form of entity not specifically listed herein.

            (b) Notwithstanding any other provision of this Agreement to the contrary, Employee may voluntary terminate his employment under this Agreement within twelve (12) months following a change in control of the Bank or Parent, and Employee shall thereupon be entitled to receive the payment described in
Section 12(a) of this Agreement, upon the occurrence, or within one year thereafter, of any of the following events, which have not been consented to in advance by the Employee in writing: (i) if Employee would be required to move his personal residence or perform his principal executive functions more than thirty-five (35) miles from the Employee's primary office as of the signing of this Agreement; (ii) if in the organizational structure of the Bank or Parent, Employee would be required to report to a person or persons other than the President and Board of the Bank or Parent; (iii) if the Bank or Parent should fail to maintain existing employee benefits plans, including material fringe benefits, stock option and retirement plans; (iv) if Employee would be assigned duties and responsibilities other than those normally associated with his position as referenced at Section 1, herein; or (v) if Employee's responsibilities or authority have in any way been materially diminished or reduced.

            (c) Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the rules then in effect of the district office of the American Arbitration Association ("AAA") nearest to the home office of the Bank, and judgment upon the award rendered may be entered in any court having jurisdiction thereof, except to the extend that the parties may otherwise reach a mutual settlement of such issue. The Bank shall incur the cost of all fees and expenses associated with filing a request for arbitration with the AAA, whether such filing is made on behalf of the Bank or the Employee, and the costs and administrative fees associated with employing the arbitrator and related administrative expenses assessed by the AAA.

         13.      Successors and Assigns.

            (a) This Agreement shall inure to the benefit of and be binding upon any corporate or other successor of the Bank or Parent which shall acquire, directly or indirectly, by merger, consolidation, purchase or otherwise, all or substantially all of the assets or stock of the Bank or Parent.

            (b) Since the Bank is contracting for the unique and personal skills of the Employee, the Employee shall be precluded from assigning or delegating his rights or duties hereunder without first obtaining the written consent of the Bank.

         14. Amendments. No amendments or additions to this Agreement shall be binding upon the parties hereto unless made in writing and signed by both parties, except as herein otherwise specifically provided.

         15. Applicable Law. This agreement shall be governed by all respects whether as to validity, construction, capacity, performance or otherwise, by the laws of the State of Kansas, except to the extent that Federal law shall be deemed to apply.

         16. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

         17. Entire Agreement. This Agreement together with any understanding or modifications thereof as agreed to in writing by the parties, shall constitute the entire agreement between the parties hereto.

         IN WITNESS WHEREOF, the parties have executed this Agreement on the day and first hereinabove written.

                                  EXHIBIT 10.13

                            LANDMARK BANCSHARES, INC.

                             STOCK OPTION AGREEMENT
                             ----------------------


This Agreement constitutes the award of STOCK OPTIONS for a total of 2,500 shares of Common Stock, par value $.10 per share, of Landmark Bancshares, Inc. (the "Corporation"), to Stephen H. Sundberg (the "Participant") on such terms and conditions as are set forth hereinafter.


     1.   Definitions. As used herein, the following definitions shall apply.

              "Award" means the grant by the Board of the Corporation of a Stock Option as detailed hereinafter.

              "Bank" shall mean Landmark Federal Savings Bank, or any predecessor corporation thereto.

              "Board" shall mean the Board of Directors of the Corporation, or any successor or parent corporation thereto.

              "Code" shall mean the Internal Revenue Code of 1986, as amended.

              "Committee" shall mean the Board or the Stock Option Committee which may be appointed by the Board from time to time.

              "Common Stock" shall mean common stock, par value $.010 per share, of the Corporation, or any successor or parent corporation thereto.

         "Corporation"  shall  mean  Landmark   Bancshares,   Inc.,  the  parent
corporation for the Bank, or any predecessor or parent thereof.

              "Director" shall mean a member of the Board of the Corporation, or any successor or parent corporation thereto.

              "Director Emeritus" shall mean a person serving as a director emeritus, advisory director, consulting director or other similar position as may be appointed by the Board of Directors of the Bank of the Corporation from time to time.

              "Disability" means any physical or mental impairment which renders the Participant incapable of continuing in the employment or service of the Bank or the Parent in his then current capacity as determined by the Committee.

              "Date of Grant" shall mean April 27, 2000.

              "Employee" shall mean a person employed by the Corporation or any present or future Parent or Subsidiary of the Corporation.

              "Fair Market Value" shall mean: (i) if the Common Stock is traded otherwise than on a national securities exchange, then the Fair Market Value per Share shall be equal to the mean between the last bid and ask price of such Common Stock on such date or, if there is no bid and ask price on said date, then on the immediately prior business day on which there was a bid and ask price. If no such bid and ask price is available, then the Fair Market Value shall be determined by the Committee in good faith; or (ii) if the Common Stock is listed on a national securities exchange, then the Fair Market Value per Share shall be not less than the average of the highest and lowest selling price of such Common Stock on such exchange on such date, or if there were no sales on said date, then the Fair Market Value shall be not less than the mean between the last bid and ask price on such date.

              "Option" or "Stock Option" shall mean an option to purchase Shares awarded herein which option is not intended to qualify under Section 422 of the Code.

              "Optioned Stock" shall mean Common Stock subject to an Option granted pursuant to the Agreement.

              "Parent" shall mean any present or future corporation which would be a "parent corporation" as defined in Subsections 424(e) and (g) of the Code.

              "Participant" means     Stephen H. Sundberg    .

              "Share" shall mean one share of Common Stock.

              "Subsidiary" shall mean any present or future corporation which would be a "subsidiary corporation" as defined in Subsections 424(f) and (g) of the Code.

     2. Option Price. The Option exercise price is $ 15.125 for each Share, representing 100% of the Fair Market Value of the Common Stock on the Date of Grant as determined by the Board of the Corporation.

     3.   Exerciseability of Options.

          (a) Schedule of Exercise. This Option shall be immediately exercisable as of the Date of Grant for a period of not more than ten years thereafter, as noted herein.

          (b) Method of Exercise. This Option shall be exercisable by a written notice which shall:

               (i) State the election to exercise the Option, the number of Shares with respect to which it is being exercised, the person in whose name the stock certificate or certificates for such Shares of common Stock is to be registered, his address and Social Security Number (or if more than one, the names, addresses and Social Security Numbers of such person);

              (ii) Contain such representations and agreements as to the Participant's investment intent with respect to such shares of Common Stock as may be satisfactory to the corporation's counsel;

              (iii) Be signed by the person or persons entitled to exercise the
                    Option and, if the Option is being exercised by any person or persons other than the Participant, be accompanied by proof, satisfactory to counsel for the Corporation, of the right of such person or persons to exercise the Option; and

              (iv) Be in writing and delivered in person or by certified mail to the Treasurer of the Corporation.

Payment of the purchase price of any Shares with respect to which the Option is being exercised shall be by certified or bank cashier's or teller's check. The Certificate or certificates for shares of Common Stock as to which the Option shall be exercised shall be registered in the name of the person or persons exercising the Option.

          (c) Restrictions on Exercise. This Option may not be exercised if the issuance of the Shares upon such exercise would constitute a violation of any applicable federal or state securities or other law or valid regulation. As a condition to the Participant's exercise of this Option, the Corporation may require the person exercising this Option to make any representation and warranty to the Corporation as may be required by any applicable law or regulation.

     4. Non-transferability of Option. This Option may not be transferred in any manner otherwise than by will or the laws of descent or distribution and may be exercised during the lifetime of the Participant only by the Participant. The terms of this Option shall be binding upon the executor, administrators, heirs, successors and assigns of the Participant.

     5. Six Month Holding Period. A total of six months must elapse between the Date of Grant of an Option and the date of the sale of Common Stock received through the exercise of an Option.

     6. Recapitalization, Merger, Consolidation, Change in Control and Similar Transactions.

          (a) Adjustment. Subject to any required action by the stockholders of the Corporation, within the sole discretion of the Committee, the aggregate number of Shares of Common Stock for which Options may be granted hereunder, the number of Shares of Common Stock covered by each outstanding Option, and the exercise price per Share of Common Stock of each such Option, shall all be proportionately adjusted for any increase or decrease in the number of issued and outstanding Shares of Common Stock resulting from a subdivision or consolidation of shares (whether by reason of merger, consolidation, recapitalization, reclassification, split-up, combination of shares, or otherwise) or the payment of a stock dividend (but only on the Common Stock ) or any other increase or decrease in the number of such Shares of Common Stock effected without the receipt of consideration by the Corporation (other than Shares held by dissenting stockholders).

          (b) Change in Control. In the event of such a change in control or imminent change in control, the Participant shall, at the discretion of the Committee, be entitled to receive cash in an amount equal to the fair market value of the Common Stock subject to any Stock Option over the Option Price of such Shares, In exchange for the surrender of such Options by the Participant on that date in the event of a change in control or imminent change in control of the Corporation. For purposes of the Agreement, "change in control" shall mean: (i) the execution of an agreement for the sale of all or a material portion, of the assets of the Corporation; (ii) the execution of an agreement for a merger or recapitalization of the Corporation or any merger or recapitalization whereby the Corporation is not the surviving entity; (iii) a change of control of the Corporation, as otherwise defined or determined by the Office of Thrift Supervision or regulations promulgated by it; or (iv) the acquisition, directly or indirectly, of the beneficial ownership (within the meaning of that term as it is used in Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder) of twenty-five percent (25%) or more of the outstanding voting securities of the Corporation by any person, trust, entity or group. This limitation shall not apply to the purchase of shares by underwriters in connection with a public offering of Corporation stock, or the purchase of shares of up to 25% of any class of securities of the Corporation by a tax-qualified employee stock benefit plan which is exempt from the approval requirements, set forth under 12 C.F.R. 574.3(c)(1)(vi) as now in effect or as may hereafter be amended. The term "person" refers to an individual or a corporation, partnership, trust, association, joint venture, pool, syndicate, sole proprietorship, unincorporated organization or any other form of entity not specifically listed herein. For purposes of the Agreement, "imminent change in control" shall refer to any offer or announcement, oral or written, by any person or persons acting as a group, to acquire control of the Corporation. The decision of the Committee as to whether a change in control or imminent change in control has occurred shall be conclusive and binding.

          (c) ExtraordinaryCorporate Action. Subject to any required action by the stockholders of the Corporation, in the event of any change in control, recapitalization, merger, consolidation, exchange of Shares, spin-off, reorganization, tender offer, partial or complete liquidation or other extraordinary corporate action or event, the committee, in its sole discretion, shall have the power, prior or subsequent to such action or event to:

                    (i) appropriately adjust the number of Shares of Common Stock subject to each Option, the exercise price per Share of Common Stock, and the
                         consideration   to  be  given   or    received  by  the
                         Corporation  upon  the  exercise  of   any  outstanding
                         Option;

                    (ii) cancel any or all previously granted Options, provided that appropriate consideration is paid to the Participant in connection therewith; and/or

                    (iii)make such other adjustments in connection with the
                         Agreement as the Committee, in its sole discretion, deems necessary, desirable, appropriate or advisable.

     7.   Related Matters.

          (a) Payment. Full payment for each Share of Common Stock purchased upon the exercise of any Stock Option granted herein shall be made at the time of exercise of each such Stock Option and shall be paid in cash (in United States Dollars), Common Stock or a combination of cash and Common Stock. Common Stock utilized in full or partial payment of the exercise price shall be valued at its fair market value at the date of exercise. The Corporation shall accept full or partial payment in Common Stock only to the extent permitted by applicable law. No Shares of Common Stock shall be issued until full payment therefore has been received by the Corporation, and no Participant shall have any of the rights of a stockholder of the Corporation until Share of Common Stock are issued to him.

          (b) Cashless Exercise. A Participant who has held a Stock Option for at least six months may engage in the "cashless exercise" of the Option. In a cashless exercise, a Participant gives the Corporation written notice of the exercise of the Option together with an order to a registered broker-dealer or equivalent third party, to sell part or all of the Optioned Stock and to deliver enough of the proceeds to the Corporation to pay the Option price and any applicable withholding taxes. If the Participant does not sell the Optioned Stock through a registered broker-dealer or equivalent third party, he can give the Corporation written notice of the exercise of the Option and the third party purchaser of the Optioned Stock shall pay the Option price plus any applicable withholding taxes to the Corporation.

          (c) Transferability. Any Stock Option granted pursuant to the Agreement shall be exercised during a Participant's lifetime only by the Participant to whom it was granted and shall not be assignable or transferable otherwise than by will or by the laws of descent and distribution.

          (d) Effect of Termination of Employment or Service. Upon the termination of a Participant's employment or service with the Corporation or the Bank as a Director, Director Emeritus or Employee, the Participant may continue to exercise such Options for a period of six months from the date of termination of employment or service by the Participant, but not later than the date on which the Option would otherwise expire. Such Options of a deceased Participant may be exercised within two years from the date of his or her death, but not later than the date on which the Option would otherwise expire.

          (e) Change in Applicable Law. Notwithstanding any other provision contained in the Agreement, in the event of a change in any federal or state law, rule or regulation which would make the exercise of all or part of any previously granted Stock Option unlawful or subject the Corporation to any penalty, the Committee may restrict any such exercise without the consent of the Participant or other holder thereof in order to comply with any such law, rule or regulation or to avoid any such penalty.

          (f) Conditions Upon Issuance of Shares. Shares shall not be issued with respect to any Option granted under the Agreement unless the issuance and delivery of such Shares shall comply with all relevant provision of law, including, without limitation, the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, any applicable state securities law and the requirements of any stock exchange upon which the Shares may then be listed.

The inability of the Corporation to obtain from any regulatory body or authority deemed by the Corporation's counsel to be necessary to the lawful issuance and sale of any Shares hereunder shall relieve the Corporation of any liability in respect of the non-issuance or sale of such Shares.

As a condition to the exercise of an Option, the Corporation may require the person exercising the Option to make such representations and warranties as may be necessary to assure the availability of an exemption from the registration requirements of federal or state securities law.

          (g) Withholding Tax. The Corporation shall have the right to deduct from all amounts paid in cash with respect to the cashless exercise of Options under the Agreement any taxes required by law to be withheld with respect to such cash payments. Where a Participant or other person is entitled to receive Shares pursuant to the Exercise of an Option pursuant to the Agreement, the Corporation shall have the right to require the Participant or such other person to pay the Corporation the amount of any taxes which the Corporation is required to withhold with respect to such Shares, or, in lieu thereof, to retain, or to sell without notice, a number of such Shares sufficient to cover the amount required to be withheld.

          (h) Governing Law. The Agreement shall be governed by and construed in accordance with the laws of the State of Kansas, except to the extent that federal law shall be deemed to apply.

          (i) Administration. All decisions, determinations and interpretation of the Committee shall be final and conclusive on all persons affected thereby.

     8. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon any corporate or other successor of the Bank or Parent which shall acquire, directly or indirectly, by merger, consolidation, purchase or otherwise, all or substantially all of the assets or stock of the Bank or Parent.

     9. Amendments. No amendments or additions to this Agreement shall be binding upon the parties hereto unless made in writing and signed by both parties, except as herein otherwise specifically provided.

     10.  Severability.  The  provisions  of  this  Agreement  shall  be  deemed severable and the invalidity or unenforceability of any provision shall not effect the validity or enforceability of the other provisions hereof.

     11. Entire Agreement. This Agreement together with any understanding or modifications thereof as agreed to in writing by the parties, shall constitute the entire agreement between the parties hereto.

This Agreement is hereby executed between the parties as of April 27 , 2000.


         LANDMARK BANCSHARES, INC.



         By:     ------------------------------------------------------

                     Larry Schugart



         Attest:
                 ------------------------------------------------------
                     Gary L. Watkins


         (SEAL)



         Accepted:
                   ----------------------------------------------------
                     Stephen H. Sundberg      (Participant)

                                   EXHIBIT 13




                           LANDMARK BANCSHARES, INC.



                                      2000

                                  ANNUAL REPORT

                            Landmark Bancshares, Inc.



-------------------------------------------------------------------------------

CONTENTS
-------------------------------------------------------------------------------



Message to our Stockholders ................................................  1


Corporate Profile and Stock Price Information...............................  2


Five-Year Financial Summary.................................................  3


Management's Discussion and Analysis........................................  5


Report of Independent Accountants...........................................F-1


Consolidated Financial Statements...........................................F-2


Notes to Consolidated Financial Statements .................................F-8


Corporate Information....................................................... 16

MESSAGE TO OUR STOCKHOLDERS:

 Management, your Board of Directors and I are proud to issue this 7th annual report for Landmark Bancshares, Inc. and its wholly owned subsidiary, Landmark Federal Savings Bank. This past year could best be characterized as one focused on rising interest rates.

Net interest income for the current year was essentially the same as the prior year despite significant increases in interest rates that translated into higher costs to fund our origination of loans. Management was able to reduce non-interest expenses $135,000 from the prior year. In addition, the provision for loan losses was $518,000 less during 2000 as compared to the prior year, reflecting increased recoveries, fewer charge offs and Management's evaluation of the loan portfolio. Non-interest income decreased $659,000 for the year, as management concluded investment market prices were not reflective of investment values, and therefore, reduced the number of security sales transactions accordingly. Landmark repurchased 60,148 shares of its stock, which reduced potential earnings on the $1,082,534 used to fund the repurchases. Notwithstanding, I am pleased to report our net income increased for the year by $27,795, to $2,383,365.

The continuance of our stock repurchase program has increased the basic earnings per share on your stock from $2.06 last year to $2.19 per share this year and diluted earnings from $1.87 to $2.04 per share. Return on average equity increased from 10.09% to 10.23%. Since 1998 the average return on equity has increased from 7.52% to 10.23%, an increase of 2.71%, which represents an increase in the return of equity of 36% over the two year period. Return on average assets was 0.97%, down 0.04% from last year's 1.01%. Our stock repurchase program continues into the new fiscal year with the announcement in September 2000 of our 10th buyback program.

As discussed in last year's message, the financial sector remained out of favor in the market for much of this year and this was reflected in the price of your stock. I am excited to report that your stock has increased in price from $15.75 at September 30, 1999 to $18.25 at September 30, 2000. This is due to an overall increase in financial sector stock prices and the efforts of Management and the Board of Directors. As always, Management and the Board of Directors are ever mindful of focusing their efforts on enhancing shareholder value.

Landmark Bancshares, Inc. declared its 26th consecutive quarterly dividend in October 2000. Our dividends for the 2000 fiscal year were $0.15 per quarter. This equates to an approximate annual yield of 3.29% based upon the closing price of your stock on September 30, 2000.

Capital requirements and financial soundness are symbolized by Bauer Financial awarding Landmark Federal Savings Bank its 39th consecutive annual "FIVE STAR" rating and Veribanc, Inc. presenting its highest rating, "GREEN 3 STARS" to the Bank. Bauer Financial and Veribanc, Inc. are independent companies that rate financial institutions.

Management and your Board of Directors thank you, our shareholders and customers, for your continued trust. We look forward to the 21st century with clear vision, filled with energy and confidence. With a promise of continued financial strength, security and stability, Landmark Bancshares, Inc. pledges its dedication to seeking new opportunities for sound growth and customer service.

Respectfully submitted,


/s/Larry Schugart

Larry Schugart
President and
Chief Executive Officer

===============================================================================
Corporate Profile and Related Information

Landmark Bancshares, Inc. (the "Company") is the parent company for Landmark Federal Savings Bank (the "Bank"). The Company was formed as a Kansas corporation in November 1993 at the direction of the Bank in connection with the Bank's conversion from a mutual to stock form of ownership (the "Conversion"). The Company acquired all of the capital stock that the Bank issued upon its conversion. On March 28, 1994, the Bank completed its conversion in connection with a $22.8 million initial public offering. The Company is a unitary savings and loan holding company. Changes to federal law that occurred during the 2000 fiscal year prohibit the acquisition of the Company by any non-financial company. This restriction does not impact the current business of the Company and the Company generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, since the Company does not conduct any active business, the Company does not intend to employ any persons other than officers but utilizes the support staff and facilities of the Bank from time to time.

Landmark Federal Savings Bank is a federally chartered stock savings bank headquartered in Dodge City, Kansas. The Bank was founded in 1920 with a charter from the state of Kansas under the name "Dodge City Savings and Loan Association" which later became a federal association under the name "First Federal Savings and Loan of Dodge City." First Federal Savings and Loan of Dodge City became known as "Landmark Federal Savings Association" in 1983 when it changed its name at the time it merged with Peoples Savings and Loan of Sterling, Kansas. The Bank's deposits have been federally insured since 1943 and are currently insured by the Federal Deposit Insurance Corporation (the "FDIC") under the Savings Association Insurance Fund (the "SAIF"). The Bank conducts its business from its main office in Dodge City, Kansas and five branch offices located in Barton, Finney, Ford and Rush Counties in Kansas. The Bank also has a loan origination office located in Overland Park, Kansas.

Stock Market Information

There were 1,107,374 shares (net of treasury stock) of common stock of Landmark Bancshares, Inc. outstanding on September 30, 2000, held by approximately 301 stockholders of record (not including the number of persons or entities holding the stock in nominee or street name through various brokerage firms). Since its issuance in March 1994, the Company's common stock has been traded on the Nasdaq National Market. The daily stock quotation for Landmark Bancshares, Inc. is listed in the Nasdaq National Market section published in The Wall Street Journal and other leading newspapers under the trading symbol "LARK". The following table reflects stock price information based on sales as published by the Nasdaq National Market statistical report for each quarter for fiscal years 2000 and 1999.

                                           Year Ended September 30,
                             ---------------------------------------------------
                                       2000                    1999
                             ---------------------   -----------------------
                                HIGH        LOW         HIGH           LOW
                             -----------  --------   ------------  -------------
          First Quarter        21 1/2      15 1/4        24          19 1/2
          Second Quarter       20          13 1/4        24          20 1/8
          Third Quarter        18          14            21          17 3/4
          Fourth Quarter       19 1/2      15 1/4        19          15

The following table sets forth, for each quarter the dividends declared on the common stock for the indicated fiscal years ended September 30. The Company's ability to pay dividends to shareholders is largely dependent upon the dividends it receives from the Bank. The Bank is subject to regulatory limitations on the amount of cash dividends it may pay.

                                      Year Ended September 30,
                                  ---------------------------------
         Dividends per share          2000                1999
         -------------------      -------------       -------------

          First Quarter              $ 0.15              $ 0.15
          Second Quarter               0.15                0.25
          Third Quarter                0.15                0.15
          Fourth Quarter               0.15                0.15

On October 18, 2000 the Board of Directors declared a quarterly dividend of $0.15 per share to shareholders of record on November 15, 2000.

=============================================================================================================================
FIVE-YEAR FINANCIAL SUMMARY**

Selected Financial Condition Data (Dollars in Thousands)
=============================================================================================================================
At September 30,                                       2000            1999            1998            1997            1996
-----------------------------------------------------------------------------------------------------------------------------
Total assets                                       $ 250,676       $ 244,116       $ 225,368       $ 227,850       $ 213,734
Loans receivable, net (1)                            191,514         177,840         174,733         158,163         129,903
Investments held-to-maturity                          28,667          28,850          11,575          18,838          29,399
Investments available-for-sale                         9,588          12,022           9,221           7,123           4,138
Mortgaged-backed securities
   held-to-maturity                                   10,112          13,489          21,724          36,690          45,877
Cash and cash equivalents                              5,090           5,976           2,844           2,741             474
Deposits                                             165,325         158,936         154,793         144,735         143,815
FHLB borrowings                                       57,000          58,000          41,700          46,200          33,467
Stockholders' equity                                  23,662          22,404          25,024          32,245          32,389


Summary of Operations (Dollars in Thousands)
-----------------------------------------------------------------------------------------------------------------------------
Year Ended September 30,                               2000            1999            1998            1997            1996
-----------------------------------------------------------------------------------------------------------------------------

Interest income                                     $ 18,230        $ 17,059        $ 17,207        $ 16,695        $ 14,575
Interest expense                                      11,229          10,029          10,216           9,768           8,678
                                              --------------- --------------- --------------- --------------- ---------------
  Net interest income                                  7,001           7,030           6,991           6,927           5,897
Provision for loan losses                                267             785             265             308             135
                                              --------------- --------------- --------------- --------------- ---------------
  Net interest income after provision
   for losses on loans                                 6,734           6,245           6,726           6,619           5,762
Non-interest income                                      977           1,636           1,226           1,026             745
Non-interest expense (2)                               4,056           4,191           4,134           3,581           4,323
                                              --------------- --------------- --------------- --------------- ---------------
Income before income taxes                             3,655           3,690           3,818           4,064           2,184
Provision for income taxes                             1,272           1,334           1,454           1,550             780
                                              --------------- --------------- --------------- --------------- ---------------
Net income                                           $ 2,383         $ 2,356         $ 2,364         $ 2,514         $ 1,404
                                              =============== =============== =============== =============== ===============
Basic earnings per share                              $ 2.19          $ 2.06          $ 1.56          $ 1.52          $ 0.78
                                              =============== =============== =============== =============== ===============
Diluted earnings per share                            $ 2.04          $ 1.87          $ 1.42          $ 1.42          $ 0.74
                                              =============== =============== =============== =============== ===============
Dividends per share                                   $ 0.60          $ 0.70          $ 0.60          $ 0.40          $ 0.40
                                              =============== =============== =============== =============== ===============
Book value per common share
   outstanding at September 30                       $ 21.37         $ 19.80         $ 18.84         $ 19.10         $ 17.48
                                              =============== =============== =============== =============== ===============

** The selected consolidated financial data of the Company should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company, including the related notes.
(1) Includes loans held for sale totaling $8,854, $604, $2,409, $490 and $1,890 at September 30, 2000, 1999, 1998, 1997, and 1996, respectively.
(2) Includes one-time SAIF special assessment of $973 for the year ended September 30, 1996.

================================================================================================================================
FIVE-YEAR FINANCIAL SUMMARY

Selected Ratios and Other Data
================================================================================================================================
At or For the Year Ended September 30,                2000            1999           1998            1997            1996
--------------------------------------------------------------------------------------------------------------------------------

Return on average assets                                  0.97  %         1.01  %        1.03  %         1.12  %        0.70  %
Return on average equity                                 10.23           10.09           7.52            7.79           4.14
Average equity to average assets                          9.48           10.02          13.71           14.44          17.00
Equity to assets at period end                            9.44            9.18          11.10           14.15          15.15
Net interest spread                                       2.48            2.64           2.41            2.41           2.11
Net yield on average interest-earning assets              2.93            3.10           3.12            3.16           3.01
Non-performing assets to total assets                     0.52            0.26           0.34            0.30           0.15
Non-performing loans to net loans                         0.59            0.28           0.39            0.27           0.24
Allowance for loan losses to total loans                  0.72            0.74           0.65            0.61           0.57
Dividend payout                                          27.31           34.18          39.31           26.95          53.58
Number of:
  Loans outstanding                                      5,996           6,262          6,741           6,210          5,439
  Deposit accounts                                      11,649          12,461         12,878          12,888         13,443
  Full service offices                                       6               6              6               5              5



[OBJECT OMITTED]                        [OBJECT OMITTED]


[OBJECT OMITTED]                        [OBJECT OMITTED]

================================================================================

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Landmark Bancshares, Inc.

The following is a discussion of the financial condition and results of operations of the Company and its subsidiary, Landmark Federal Savings Bank, and should be read in conjunction with the accompanying Consolidated Financial Statements.

General

The Bank is primarily engaged in the business of attracting deposits from the general public and using those deposits, together with other funds, to originate mortgage loans for the purchase and refinancing of residential properties located in central and southwestern Kansas. In addition, the Bank offers and purchases loans through correspondent lending relationships in Kansas and in other states. The Bank also makes commercial, automobile, second mortgage, equity and deposit loans. The Bank's market has historically provided an excess of savings deposits over loan demand. Accordingly, in addition to originating loans in its market, the Bank also purchases mortgage-backed securities and investment securities.

The Company's operations, as with those of the entire banking industry, are significantly affected by prevailing economic conditions, competition, and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by the demand for loans, competition among lenders, the prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings in the market area.

The earnings of the Bank depend primarily on its level of net interest income, which is the difference between interest income and interest expense. The Bank's net interest income is a function of its interest rate spread, which is determined by the difference between rates of interest earned on interest-earning assets, and rates of interest paid on interest-bearing liabilities. The Bank's earnings are also affected by its provision for losses on loans, as well as the amount of non-interest income and non-interest expense, such as compensation and related expenses, occupancy expense, data processing costs and income taxes.

The Company's strategy for growth emphasizes both internal and external growth. Operations focus on increasing deposits, making loans and providing customers with a high level of customer service. As part of the Bank's emphasis on external growth, the Bank has expanded its operations within its market areas. During fiscal 1998, the Bank opened a branch office in Dodge City and a loan origination office in the Kansas City area. As part of the Bank's strategy for internal growth, during fiscal 1997, the Bank established a commercial loan department and has been active in increasing its market share of the commercial lending market.

This management's discussion and analysis of financial condition and results of operations contains, or incorporates by reference, forward-looking statements that involve inherent risks and uncertainties. The Company cautions readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include fluctuations in interest rates, inflation, government regulations, economic conditions, adequacy of allowance for loan losses, technology changes and competition in the geographic and business areas in which the Company conducts its operations. These statements are based on management's current expectations. Actual results in future periods may differ from those currently expected because of changes in the factors referred to above and various risks and uncertainties.

The Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Financial Condition

Consolidated total assets increased $6,559,991 or 2.69% from $244,115,984 at September 30, 1999 to $250,675,975 at September 30, 2000. The principal factors contributing to the growth in assets was the increase in loans receivable during the year.

Cash and due from banks:
Cash and due from banks decreased $885,759 or 14.82%, from $5,975,730 at September 30, 1999 to $5,089,971 at September 30, 2000. This slight decrease in cash and due from banks results from normal fluctuations in operating activities.

Loans receivable:
Net loans receivable held-for-investment increased $5,423,451 or 3.06%, from $177,236,196 at September 30, 1999 to $182,659,647 at September 30, 2000. This
growth in the loan portfolio is attributed primarily to increased residential real estate lending throughout the year. Residential real estate loans increased $9,505,897 or 6.89%, from $138,008,961 at September 30, 1999 to $147,514,858 at
September 30, 2000. This increase includes the purchase of $15,431,149 in residential mortgage loans during fiscal year 2000. The Bank increased its investment in purchased loans in order to enhance the yield on investable funds during periods when such amounts exceed loan demand in the Bank's primary lending area.

Loans held-for-sale increased $8,250,098, from $604,395 at September 30, 1999 to $8,854,493 at September 30, 2000. This significant increase in loans held-for sale was a result of management's decision, during the fourth quarter of fiscal 2000, to reevaluate the Bank's interest rate risk position, as discussed in the "Asset/Liability Management" section. Management decided to reclassify certain loans originated and previously classified as held for investment to held-for-sale. During fiscal 2000 the Bank originated $9,787,423 of loans held-for-sale and also transferred $7,221,401 of loans held for investment to held-for- sale.

The allowance for loan losses was increased $59,031, from $1,317,676 at September 30, 1999 to $1,376,707 at September 30, 2000. The continued increase in loan loss reserves is based on management's evaluation of the Bank's loan portfolio, discussed further in the "Results of Operations" section.

The Bank had impaired loans of $505,276 and $353,790 at September 30, 2000 and 1999, respectively. A loan is impaired when, based on management's evaluation of current and historical information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Loans that are classified as impaired are typically collateral dependent; therefore, impairment is measured based upon the fair value of the collateral less estimated costs to sell. Impairment is recognized by creating a valuation allowance with a corresponding charge to provision for loss on loans.

Management, as part of the monitoring and evaluation of non-performing loans, classifies loans and repossessed assets in accordance with regulatory provisions as loss, doubtful or substandard. Total assets classified as of September 30, 2000 and 1999, amounted to $1,870,000 and $1,338,000, respectively. Those loans classified that are not recognized as impaired include loans that are currently past due 90 days or more, or have a past history of delinquency. Classified loans increased $532,000 during fiscal 2000. The increase was largely the result of a small number of delinquent residential loans in the Kansas City market area. Management believes the increase in classified loans is short-term and is aggressively working with borrowers to remedy past due accounts. At September 30, 2000, the Bank's ratio of total non-performing assets to total assets was 0.52%, lower than the industry average. The Bank will continue with its aggressive collection policies to keep non-performing assets to a minimum, but no assurance can be given that negotiations with borrowers will continue to be successful. Classified loans have been considered by management in the evaluation of the adequacy of the allowance for loan loss.

Investment securities:
Investment securities held-to-maturity decreased $182,968 or 0.63%, from $28,849,853 at September 30, 1999 to $28,666,885 at September 30, 2000.
Investment securities available-for-sale decreased $2,434,923 or 20.25%, from $12,022,530 at September 30, 1999 to $9,587,607 at September 30, 2000. Proceeds
of $3,328,452 from the sale of investment securities available for sale were used to reduce borrowings and increase the loan portfolio. The Company purchased $825,000 in investment securities during fiscal 2000 compared to $26,865,659 during fiscal 1999. The yield on investment securities at September 30, 2000 was 6.53% compared to 6.29% at September 30, 1999.

As permitted by the Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, on October 1, 2000, the Company transferred all of its held-to-maturity investment and mortgage-backed securities portfolios to available-for-sale and trading portfolios. See Notes 1 and 23 of the Consolidated Financial Statements for further discussion.

Mortgage-backed securities:
Mortgage-backed securities decreased $3,377,156 or 25.04%, from $13,489,174 at September 30, 1999 to $10,112,018 at September 30, 2000. The Company did not have any mortgage-backed securities available-for-sale at September 30, 2000 or 1999. Mortgage-backed securities decreased due to funds from repayments on mortgage-backed securities being used to fund the increase in loans receivable and reduce borrowings. The yield on mortgage-backed securities at September 30, 2000 was 6.79% compared to 5.95% at September 30, 1999.

Foreclosed assets:
The balance of foreclosed assets at September 30, 2000 and 1999 was $170,724 and $146,883, respectively. The September 30, 2000 balance in foreclosed assets consisted of two single-family residences. This foreclosed asset balance continues to be substantially lower than that experienced by the Bank in prior years.

Deposits:
Deposits increased $6,389,148, or 4.02%, from $158,936,292 at September 30, 1999 to $165,325,440 at September 30, 2000. This increase relates primarily to the increase in certificates of deposit accounts of $10,604,087 from $126,091,137 at September 30, 1999 to $136,695,224 at September 30, 2000. The increase in certificates of deposit accounts relates primarily to an increase in public funds. Public funds on deposit totaled $37,411,681 at September 30, 2000 compared to $20,885,226, an increase of $16,526,455 or 79.13%. This growth in deposits is a result of the Bank's continued effort to offer rates competitive with other financial institutions in the area. The cost on savings deposits and certificates of deposit increased 72 basis points from 4.93% at September 30, 1999 to 5.65% at September 30, 2000. The cost on demand deposits decreased 30 basis points from 2.55% at September 30, 1999 to 2.25% at September 30,2000.

Of the $136,695,224 in certificates of deposit held by the Bank at September 30, 2000, $117,992,165 of these deposits will mature during the year ending September 30, 2001. The majority of the Bank's time deposits consist of regular deposits from customers and institutional investors from the Bank's surrounding community rather than brokered deposit accounts. As a result, most of these local accounts are expected to remain with the Bank upon renewal.

Advances and other borrowings from Federal Home Loan Bank:
The Bank has continued to utilize advances from the Federal Home Loan Bank ("FHLB") as a source of funds. Fixed term advances from the FHLB totaled $57,000,000 and $35,000,000 at September 30, 2000 and 1999, respectively. The
Bank also has a line of credit with the FHLB. The Bank had an outstanding balance on the line of credit of $0 and $23,000,000 at September 30, 2000 and 1999, respectively. The funds provided by these borrowings were used primarily to fund lending activity throughout the year. The weighted average cost of these borrowings from the FHLB was 6.31% and 5.39% as of September 30, 2000 and 1999, respectively. Of the advances and other borrowings outstanding at September 30, 2000, $30,000,000 matures during the year ending September 30, 2001.

Stockholders' equity:
Stockholders' equity increased $1,257,857, or 5.61%, from $22,404,147 at September 30, 1999 to $23,662,004 at September 30, 2000. As of September 30, 2000 the Company had repurchased 1,173,938 shares, or 51.46% of its outstanding common stock to enhance stockholder value. Total stock repurchases for the year ended September 30, 2000 amounted to 60,148 shares at a cost of $1,082,534.


Asset/Liability Management

The Bank has established an Asset/Liability Management Committee ("ALCO") for the purpose of monitoring and managing interest rate risk. The Bank is subject to the risk of interest rate fluctuations to the extent that there is a difference, or mismatch, between the amount of the Bank's interest-earning assets and interest-bearing liabilities that mature or reprice within specified time periods. Consequently, when interest rates change, to the extent the Bank's interest-earning assets have longer maturities or effective repricing periods than its interest-bearing liabilities, the interest income realized on the Bank's interest-earning assets will adjust more slowly than the interest expense on its interest-bearing liabilities. This mismatch in the maturity and interest rate sensitivity of assets and liabilities is commonly referred to as the "gap." A gap is considered positive when the amount of interest rate sensitive assets maturing, or repricing, during a specified period exceeds the amount of interest rate sensitive liabilities maturing, or repricing during such period, and is considered negative when the amount of interest rate sensitive liabilities maturing or repricing during a specified period exceeds the amount of interest rate sensitive assets maturing or repricing during such period. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income, and during a period of declining interest rates, a negative gap would result in an increase in net interest income while a positive gap would adversely affect net interest income. The Bank utilizes internally generated gap reports and externally prepared interest rate sensitivity of net portfolio value reports to monitor and manage its interest rate risk.

Quarterly, the OTS prepares a report on the interest rate sensitivity of the net portfolio value ("NPV") from information provided by Bank. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its NPV to changes in interest rates. The NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as the result of a hypothetical 200 basis point change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the IRR component quarterly for each institution.

The following tables present the Bank's NPV as well as other data as of September 30, 2000, as calculated by the OTS, based on information provided to the OTS by the Bank.

Change in Interest
Rates in Basis
Points (Rate Shock)               Net Portfolio Value                NPV as % of Present Value of Assets
-------------------  -------------------------------------------    -------------------------------------

                       $ Amount       $ Change         % Change           NPV Ratio          Change
                     ----------- ---------------    --------------  ------------------    ---------------
                        (Dollars in Thousands)

     +300 bp           $  3,994         (17,385)          (81)  %            1.75   %         (686) bp
     +200 bp (1)       $  9,994         (11,384)          (53)  %            4.25   %         (436) bp
     +100 bp           $ 15,880          (5,498)          (26)  %            6.57   %         (205) bp
       0 bp            $ 21,378                                              8.62   %
     -100 bp           $ 25,514           4,135            19   %           10.08   %          146  bp
     -200 bp           $ 27,198           5,820            27   %           10.63   %          201  bp
     -300 bp           $ 28,834           7,456            35   %           11.16   %          254  bp

    (1) Denotes rate shock used to compute interest rate risk capital component.

                                                                     September 30, 2000
                                                                    ----------------------
Risk  Measures (200 Basis Point Rate Shock):

        Pre-Shock NPV Ratio:  NPV as % of Present Value of Assets            8.62%
        Exposure Measure:  Post-Shock NPV Ratio                              4.25%
        Sensitivity Measure:  Change in NPV Ratio                            4.36%

Utilizing the data above, the Bank, at September 30, 2000, would have been considered by the OTS to have been subject to "above normal" interest rate risk. Accordingly, a deduction from risk-based capital would have been required. However, even with this deduction, the capital of the Bank would continue to exceed all regulatory requirements.

Set forth below is a breakout, by basis points of the Bank's NPV as of September 30, 2000 by assets, liabilities, and off balance sheet items.

                                                                     No
Net Portfolio Value         -300 bp      -200 bp       -100 bp      Change       +100 bp       +200 bp     +300 bp
----------------------  ------------ ------------- ------------ ------------- ------------ ------------ ------------
Assets                     $258,470      $255,863     $253,214     $ 248,147     $241,760     $235,009     $228,160
-Liabilities                229,755       228,748      227,751       226,775      225,816      224,872      223,939
+Off Balance Sheet              119            83           51             6          (64)        (143)        (227)
                        ------------ ------------- ------------ ------------- ------------ ------------ ------------
Net Portfolio Value        $ 28,834      $ 27,198     $ 25,514      $ 21,378     $ 15,880      $ 9,994      $ 3,994
                        ============ ============= ============ ============= ============ ============ ============

Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations were employed in preparing the previous table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates would not change as a result of changes in interest rates, although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above.

Certain shortcomings are inherent in the preceding NPV tables because the data reflect hypothetical changes in NPV based upon assumptions used by the OTS to evaluate the Bank as well as other institutions. However, net interest income should decline with instantaneous increases in interest rates while net interest income should increase with instantaneous declines in interest rates. Generally, during periods of increasing interest rates, the Bank's interest rate sensitive liabilities would reprice faster than its interest rate sensitive assets causing a decline in the Bank's interest rate spread and margin. This would result from an increase in the Bank's cost of funds that would not be immediately offset by an increase in its yield on earning assets. An increase in the cost of funds, without an equivalent increase in the yield of earning assets, would tend to reduce net interest income.

In times of decreasing interest rates, fixed rate assets could increase in value and the lag in repricing of interest rate sensitive assets could be expected to have a positive effect on the Bank's net interest income. However, changes in only certain rates, such as shorter term interest rate declines without longer term interest rate declines, could reduce or reverse the expected benefit from decreasing interest rates.

The Company has historically invested in interest-earning assets that have a longer duration than its interest-bearing liabilities. The mismatch in duration of the interest-sensitive liabilities indicates that the Bank is exposed to interest rate risk. In a rising rate environment, in addition to reducing the market value of long-term interest-earning assets, liabilities will reprice faster than assets; therefore, decreasing net interest income. To mitigate this risk, the Bank has placed a greater emphasis on shorter-term higher yielding assets that reprice more frequently in reaction to interest rate movements. In addition, the Bank has continued to include in total assets a concentration of adjustable-rate assets. This will benefit the one-year cumulative gap as such adjustable-rate assets reprice and are more responsive to the sensitivity of more frequently repricing interest-bearing liabilities.

During the fourth quarter of fiscal year 2000, management evaluated the Company's interest rate risk position and concluded that it was necessary to reduce the current level of interest rate risk. As a result of this evaluation, management implemented a plan to reduce interest rate risk by reclassifying loans previously held for investment to loans held-for-sale. The Bank has reclassified $7,221,401 of loans held for investment to held-for-sale at September 30, 2000. The Bank has historically sold its 30-year fixed rate loans in the secondary market and held its 15-year and 20-year fixed rate mortgage loans to maturity. However, with the implementation of the interest rate risk plan, management plans to sell some loans from the 15-year and 20-year fixed rate portfolios. At September 30, 2000, management was also evaluating the possibility of selling a portion of the Bank's Federal Housing Administration and Veterans Administration ("FHA/VA") loans. Management pursued the sale of loans previously classified as held for investment to improve the Bank's liquidity and reduce borrowings and other liabilities. The completion of the sale of these loans and the resulting application of the proceeds is intended to have a positive affect on the Bank's level of interest rate risk.

Average Balances, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.

                                                                       For Year Ended September 30,
                             At       ------------------------------------------------------------------------------
                         September 30,
                            2000                   2000                            1999                          1998
                        ------------- ------------------------------- ------------------------------ -------------------------------
                                                            Average                        Average                         Average
                             Yield/     Average              Yield/     Average             Yield/     Average              Yield/
                              Cost      Balance  Interest     Cost      Balance  Interest    Cost      Balance  Interest     Cost
                        ------------- ---------- --------- ---------- ---------- -------- ---------- ---------- --------- ----------
                                                                          (Dollars in Thousands)
Interest-earning
assets:
  Loans receivable           8.11 %   $ 184,269  $ 14,783    8.02 %   $ 176,318  $14,102    8.00 %   $ 167,490   $13,741    8.20 %
  Mortgage-backed
    securities               6.79 %      11,752       765    6.51 %      17,555    1,108    6.31 %      29,724     1,927    6.48 %
  Investment
    securities               6.41 %      38,349     2,504    6.53 %      29,384    1,728    5.88 %      23,366     1,374    5.88 %
  Other interest-
    earning assets           5.97 %       4,558       178    3.91 %       3,548      121    3.41 %       3,169       165    5.21 %
                         ------------ ---------- --------- ---------- ---------- -------- ---------- ---------- --------- ----------
     Total interest-
       earning assets        7.75 %   $ 238,928  $ 18,230    7.63 %   $ 226,805  $17,059    7.52 %   $ 223,749   $17,207    7.69 %
                         ============ ========== ========= ========== ========== ======== ========== ========== ========= ==========
Non-interest earning
  assets:                                 6,898                           6,231                          5,580
                                      ----------                      ----------                     ----------
     Total assets                     $ 245,826                       $ 233,036                      $ 229,329
                                      ==========                      ==========                     ==========
Interest-bearing
liabilities:
  Demand deposits            2.25 %    $ 23,608     $ 630    2.67 %    $ 22,941    $ 597    2.60 %    $ 21,586     $ 669    3.10 %
  Savings deposits
    and certificates
    of deposit               5.65 %     130,047     6,710    5.16 %     133,729    6,918    5.17 %     127,290     6,917    5.43 %
  Other liabilities          6.31 %      64,253     3,889    6.05 %      48,671    2,513    5.16 %      44,763     2,631    5.88 %
                         ------------ ---------- --------- ---------- ---------- -------- ---------- ---------- --------- ----------
     Total interest-
       bearing
       liabilities           5.50 %   $ 217,908  $ 11,229    5.15 %   $ 205,341  $10,028    4.88 %   $ 193,639   $10,217    5.28 %
                         ============ ========== ========= ========== ========== ======== ========== ========== ========= ==========
Non-interest bearing
  liabilities                             4,618                           4,348                          4,242
                                      ----------                      ----------                     ----------
     Total liabilities                $ 222,526                       $ 209,689                      $ 197,881
                                      ==========                      ==========                     ==========
Stockholder's equity                     23,300                          23,347                         31,448
                                      ----------                      ----------                     ----------
     Total liabilities
       and
       stockholders'
       equity                         $ 245,826                       $ 233,036                      $ 229,329
                                      ==========                      ==========                     ==========
Net interest income                               $ 7,001                        $ 7,031                         $ 6,990
                                                 =========                       ========                       =========
Interest rate spread         2.25 %                          2.48 %                         2.64 %                          2.41 %
                         ============                      ==========                     ==========                      ==========
Net yield on interest-
  earning assets                                             2.93 %                         3.10 %                          3.12 %
                                                           ==========                     ==========                      ==========
Ratio of interest-
  earning assets
  to interest-
  bearing liabilities                                      109.65 %                       110.45 %                        115.55 %
                                                           ==========                     ==========                      ==========

The following Rate/Volume Analysis table presents, for the periods indicated, information regarding changes in interest income and interest expense (in thousands) of the Company. For each category of interest-earning assets and interest-bearing liabilities, information is provided on the changes attributable to (i) changes in volume (changes in average daily balances of the portfolio multiplied by the prior year rate), (ii) changes in rate (changes in rate multiplied by prior year volume), and (iii) changes in rate/volume (changes in rate multiplied by the change in average volume).

                                                                     Years Ended September 30,
                                     ------------------------------------------------------------------------------------------
                                                    2000 vs. 1999                                 1999 vs. 1998
                                     -------------------------------------------- ---------------------------------------------
                                              Increase (Decrease) Due to                   Increase (Decrease) Due to
                                     -------------------------------------------- ---------------------------------------------
                                                               Rate/                                         Rate/
                                        Volume       Rate      Volume       Net       Volume       Rate      Volume       Net
                                     ----------  ---------- --------- ----------- ----------- ----------- ---------  ----------
                                                                                     (In Thousands)
Interest income:
   Loans receivable                      $ 642       $  36      $  3      $  681       $ 723      $ (336)    $ (26)      $ 361
   Mortgage-backed securities             (366)         35       (12)       (343)       (790)        (52)       23        (819)
   Investment securities                   527         191        58         776         354           -         -         354
   Other interest-earning assets            35          18         4          57          19         (58)       (5)        (44)
                                     ----------  ---------- --------- ----------- ----------- ----------- ---------  ----------

     Total interest-earning assets       $ 838       $ 280      $ 53      $1,171       $ 306      $ (446)    $  (8)      $(148)
                                     ==========  ========== ========= =========== =========== =========== =========  ==========

Interest expense:
   Demand deposits                       $  17       $  16      $  -      $   33       $  42      $ (108)     $ (6)      $ (72)
   Savings deposits and
     certificates of deposits             (195)        (13)        -        (208)        350        (331)      (18)          1
   Other liabilities                       804         433       139       1,376         230        (322)      (26)       (118)
                                     ----------  ---------- --------- ----------- ----------- ----------- ---------  ----------

     Total interest-bearing liabilities  $ 626       $ 436      $139      $1,201       $ 622      $ (761)    $ (50)      $(189)
                                     ==========  ========== ========= =========== =========== =========== =========  ==========

Change in net interest income            $ 212      $ (156)     $(86)      $ (30)     $ (316)      $ 315      $ 42        $ 41
                                     ==========  ========== ========= =========== =========== =========== =========  ==========

Results of Operations

General:
Net income increased $27,795, or 1.18%, from $2,355,570 for the year ended September 30, 1999 to $2,383,365 for the year ended September 30, 2000. This resulted in diluted earnings per share of $2.04 ($2.19 per basic share) for fiscal year 2000 compared to $1.87 per diluted share ($2.06 per basic share) for fiscal year 1999. This slight increase in net income relates primarily to a reduction in the provision for losses on loans offset by a decrease in other non-interest income.

Net income decreased slightly from $2,363,798 for the year ended September 30, 1998 to $2,355,570 for the year ended September 30, 1999, a decrease of $8,228. The decrease in net income relates primarily to an increase in the provision for losses on loans offset by an increase in the gain on sale of investments.

Net interest income:
The operating results of the Company depend to a great degree on its net interest income, which is the difference between interest income on interest-earning assets, primarily loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, primarily deposits and borrowings.

Total interest income increased $1,171,556, or 6.87%, to $18,230,608 for the year ended September 30, 2000, from $17,059,052 for the year ended September 30, 1999. This increase resulted partly from the average yield on interest-earning assets increasing to 7.63% for the year ended September 30, 2000 compared to 7.52% for the year ended September 30, 1999. Additionally, the increase was the result of an increase in the size of the loan and investment portfolios. The change in interest income due to the volume of loans receivable was an increase of $642,000 during fiscal year 2000 from fiscal year 1999. The change in interest income due to the volume of investment securities was an increase of $527,000 during fiscal year 20000 from fiscal year 1999. Income resulting from the increase in loan and investment volume was partially offset by decreases in the volume of mortgage-backed securities.

Interest expense for the year ended September 30, 2000 increased $1,200,765, or 11.97%, to $11,229,360 from $10,028,595 at September 30, 1999. This increase is primarily due to an increase in the volume of borrowed funds. The Bank's rate/volume analysis reflects approximately $626,0000 of the increase in interest expense resulting from changes in volume.

Net interest income decreased $29,209, from $7,030,457 for the year ended September 30, 1999 to $7,001,248 for the year ended September 30, 2000. Based on the portfolios of interest-earning assets and interest-bearing liabilities at the end of the last three fiscal years, interest rate spreads were 2.25%, 2.89% and 2.51% at September 30, 2000, 1999 and 1998, respectively. The decrease in net interest income is attributable to the overall increase in interest rates during fiscal 2000. As interest rates increase, the Bank's interest rate sensitive liabilities reprice faster than its interest rate sensitive assets causing a decline in the Bank's interest rate spread and margin. This has resulted from an increase in the Bank's cost of funds that could not be immediately offset by an increase in its yield on earning assets. This has been partially offset by an increase in net interest income attributable to volume of $212,000 resulting from a shift in the composition of interest-earning assets from generally lower yielding mortgage-backed securities to loans and investment securities. The risks related to interest rate movement are managed and continuously reviewed by management.
See "Asset/Liability Management."

Interest income was $17,059,052 for the year ended September 30, 1999 compared to $17,207,440 for the year ended September 30, 1998, a decrease of $148,388. This decrease was the result a decrease due to the rate of interest-earning assets of $446,000 offset by an increase due to volume of interest-earning assets of $306,000.

Interest expense for the year ended September 30, 1999 decreased 187,968, or 1.84%, to $10,028,595 from $10,216,563 at September 30, 1998. This decrease was due to a decrease in the average cost of interest-bearing liabilities. Although the average balance of interest-bearing liabilities increased from $193,639,000 for fiscal year 1998 to $205,341,000 for fiscal year 1999, the average cost for the periods decreased from 5.28% to 4.88%, respectively. The rate/volume analysis reflects this change, resulting in a decrease in the rate/volume of interest-bearing liabilities of $50,000.

Net interest income increased $39,580, from $6,990,877 for the year ended September 30, 1998 to $7,030,457 for the year ended September 30, 1999. The average net interest spread of the Bank increased from 2.41% for the year ended September 30, 1998 to 2.64% for the year ended September 30, 1999, an increase of 23 basis points. This increase in interest spread related to the significant increase in origination and purchases of mortgage loans at yields in excess of yields on maturing investments and mortgage-backed securities.

Provision for losses on loans:
The Bank maintains, and the Board of Directors monitors, allowances for possible losses on loans. These allowances are established based upon management's periodic evaluation of known and inherent risks in the loan portfolio, review of significant individual loans and collateral, review of delinquent loans, past loss experience, adverse situations that may affect the borrowers' ability to repay, current and expected market conditions, and other factors management deems important. Determining the appropriate level of reserves involves a high degree of management judgment and is based upon historical and projected losses in the loan portfolio and the collateral value of specifically identified problem loans. Additionally, allowance strategies and policies are subject to periodic review and revision in response to current market conditions, actual loss experience and management's expectations.

The allowance for loss on loans was $1,376,707 at September 30, 2000 and $1,317,676 at September 30, 1999. The provision for losses on loans decreased $518,030, or 65.99% from $785,000 for the year ended September 30, 1999 to $266,970 for the year ended September 30, 2000. The provision for losses on loans is the method by which the allowance for losses is adjusted during the period.

During fiscal 1999 the bank became aware that a large number of consumer loans at one branch had not been properly underwritten. Throughout fiscal 1999 the bank realized the degree of the problem and began to adjust the allowance accordingly. The Bank also took additional steps to ensure that proper underwriting guidelines would be followed in the future. Management is now keenly aware of the need to closely monitor the consumer loan underwriting process and has made every effort to identify and address any substandard consumer loans. The Bank continues to rely on the origination of consumer loans and it intends to enforce proper underwriting guidelines prior to loan origination. The Bank increased the allowance for loan losses during fiscal 2000 and 1999 in response to the identified loans.

The Bank had loan chargeoff's, net of recoveries, of $207,939 and $604,077 for fiscal years 2000 and 1999, respectively. Although the Bank has experienced an increase in consumer loan losses during fiscal 2000 and 1999, the Bank continues to experience loan losses below industry averages. Historical non-performing loan ratios are presented with the five-year financial summary information. While management maintains its allowance for loan losses at levels which it considers adequate to provide for potential losses, there can be no assurance that additions will not be made to the allowance in future years and that such losses will not exceed the estimated amounts.

The allowance for loan losses was $1,317,676 and $1,136,753 at September 30, 1999 and 1998, respectively. The provision for losses on loans was $785,000 for the year ended September 30, 1999 compared to $265,000 for the year ended September 30, 1998, an increase of $520,000 or 196.23%. The increase in the allowance for the year ended September 30, 1999 was based on management's evaluation of the allowance in relation to the increase in the Bank's loan portfolio, including increases in non-mortgage lending, and the increase in non-performing loans discussed above.

Non-interest income:
Non-interest income decreased $658,581, or 40.25%, from $1,636,061 for the year ended September 30, 1999 to $977,480 for the year ended September 30, 2000. This was primarily due to the decrease in the net gain on the sale of investments to $50,768 for fiscal year 2000 compared to $500,123 for fiscal 1999, a $449,355 decrease, or 89.85% and the decrease in the net gain on the sale of loans to $180,979 for fiscal year 2000 compared to $462,813 for fiscal 1999, a $281,834 decrease, or 60.90%.

Non-interest income increased $410,103 or 33.45%, from $1,225,958 for the year ended September 30, 1998 to $1,636,061 for the year ended September 30, 1999. The primary reason for this increase was due to the net gain on sale of investments of $500,123, consisting of sales of corporate equity securities. The net gain on sale of investments increased $297,824, or 147.22% from $202,299 during fiscal 1998. Additionally, service charges and late charges increased by $58,263, or 17.16%, and other income increased $56,118, or 103.46%, from fiscal 1998 to fiscal 1999.

Non-interest expense:
Non-interest expense decreased $134,949, or 3.22% from $4,191,395 for the year ended September 30, 1999 to $4,056,446 for the year ended September 30, 2000. The Bank experienced a $161,450 decrease in compensation and related expenses due to vacant employee positions and reduced costs of employee benefit plans.

Non-interest expense increased $56,957 or 1.38% from $4,134,438 for the year ended September 30, 1998 to $4,191,395 for the year ended September 30, 1999. This increase related primarily to increases in normal costs of doing business. The Company also experienced continued increases in equipment expense and depreciation incurred to become Year 2000 compliant.

Income taxes:
Income tax expense decreased $62,606, or 4.69%, from $1,334,553 for the year ended September 30, 1999 to $1,271,947 for the year ended September 30, 2000. This decrease in income tax resulted primarily from a decrease in state income tax expense and the benefit of non-taxable income.

The Company's income tax expense decreased $119,046 or 8.19%, from $1,453,599 for the year ended September 30, 1998 to $1,334,553 for the year ended September 30, 1999. The slight decrease in income tax resulted from a decrease in pre-tax income.

Liquidity and Capital Resources

Liquidity is measured by a financial institution's ability to raise funds through (i) deposits, (ii) principal repayments on loans, mortgage-backed securities and investment securities, (iii) advances from the FHLB, (iv) the sale available-for-sale securities and (v) cash generated from operations.

During fiscal 2000, cash and cash equivalents decreased $885,759. The Company had net cash used by investing activities of $6,754,825 which consisted primarily of loans purchased for investment. This was offset by net cash provided by operating and financing activities of $1,666,682 and $4,202,384, respectively. Cash and cash equivalents provided by operating activities consisted of normal operating activities. Cash and cash equivalents provided by financing activities resulted primarily from the net increase in deposits. Amounts provided or used by investing activities tend to fluctuate from period to period primarily as a result of (i) principal repayments on loans and mortgage-backed securities, (ii) the purchase and origination of loans, mortgage-backed securities and investment securities and (iii) proceeds from maturities and sales of investment securities.

During fiscal 1999, cash and cash equivalents increased by $3,131,352, primarily as a result of an increase in net borrowings from FHLB advances and other borrowings, resulting in total funds provided by financing activities of $15,638,016. Advances from the FHLB have been the primary source to balance the Company's funding needs during each of the fiscal years presented. The Company also had net cash provided by operating activities of $5,916,102. The cash provided by financing and operating activities was offset by cash used by investing activities of $18,422,766

The Company's principal asset is its investment in the capital stock of the Bank, and because it does not generate any significant revenues independent of the Bank, the Company's liquidity is dependent on the extent to which it receives dividends from the Bank. The Bank's ability to pay dividends to the Company is dependent on its ability to generate earnings and is subject to a number of regulatory restrictions, the liquidation account and tax considerations. The Bank must give the OTS 30 days advance notice of any proposed declaration of dividends to the Company, and the OTS has the authority under its supervisory powers to prohibit the payment of dividends to the Company. In addition, the Bank may not declare or pay a cash dividend on its capital stock if the dividend would (1) reduce the regulatory capital of the Bank below the amount required for the liquidation account established in connection with the conversion from mutual to stock form or (2) reduce the amount of capital of the Bank below the amounts required in accordance with other OTS regulations. In contrast, the Company has fewer restrictions on dividends. Future dividend distributions by the Bank in excess of Bank earnings could result in recapture of income tax bad debt deductions resulting in income tax on the amounts recaptured. See Notes 11, 12 and 20 of Notes to Consolidated Financial Statements for additional information on capital levels and compliance, tax bad debt reserves and the liquidation account.

Cash dividends paid by the parent company to its common stock shareholders totaled $650,889, $805,072 and $929,243 during the fiscal years 2000, 1999 and
1998, respectively. The payment of dividends on the common stock is subject to the direction of the Board of Directors of the Company and depends on a variety of factors, including operating results and financial condition, liquidity, regulatory capital limitations and other factors. It is the intention of the Bank to continue to pay dividends to the parent company, subject to regulatory, income tax and liquidation account considerations, to cover cash dividends on common stock when and as declared by the parent company.

The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings bank maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts. At September 30, 2000, the Bank met its liquidity requirement and expects to meet this requirement in the future. Liquidity levels will vary depending upon savings flows, future loan fundings, cash operating needs, collateral requirements and general prevailing economic conditions. The Bank adjusts liquidity as appropriate to meet its asset/liability objectives and does not foresee any difficulty in meeting its liquidity requirements.

OTS has also set minimum capital requirements for institutions such as the Bank. The capital standards require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement and a risk-based capital requirement. At September 30, 2000 the Bank exceeded all of the minimum capital requirements as currently required. Please refer to Note 12 of the accompanying Notes to Consolidated Financial Statements for more information regarding the Bank's regulatory capital position at September 30, 2000.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant effect on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Implementation of New Accounting Pronouncements

The Company will implement two new accounting standards during fiscal year 2001. See Notes 1 and 23 to the Consolidated Financial Statements for a discussion of the new accounting pronouncements and their effect on the Company.

                         Report of Independent Auditors




To the Board of Directors and Stockholders of Landmark Bancshares, Inc.
Dodge City, Kansas


We have audited the accompanying consolidated statements of financial condition of Landmark Bancshares, Inc. and subsidiary as of September 30, 2000 and 1999, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landmark Bancshares, Inc. and subsidiary as of September 30, 2000 and 1999, and the results of their operations and cash flows for each of the three years in the period ended September 30, 2000 in conformity with generally accepted accounting principles.




                                                 /s/Regier Carr & Monroe, L.L.P.
                                                 -------------------------------
                                                 Regier Carr & Monroe, L.L.P.

October 26, 2000
Wichita, Kansas

                            Landmark Bancshares, Inc.

                 Consolidated Statements of Financial Condition
                           September 30, 2000 and 1999

ASSETS                                                                2000            1999
                                                                  ------------    -------------
Cash and due from banks:
    Non-interest bearing                                         $   1,335,431    $   1,598,533
    Interest bearing                                                 3,754,540        4,377,197
                                                                 -------------    -------------
          Total cash and due from banks                              5,089,971        5,975,730
Time deposits in other financial institutions                          281,771          289,864
Investment securities held-to-maturity (estimated market
    value of $27,263,608 and $27,969,640 at September 30,
    2000 and 1999, respectively)                                    28,666,885       28,849,853
Investment securities available-for-sale                             9,587,607       12,022,530
Mortgage-backed securities held-to-maturity (estimated
    market value of $10,035,853 and $13,471,716 at
    September 30, 2000 and 1999, respectively)                      10,112,018       13,489,174
Loans receivable, net                                              182,659,647      177,236,196
Loans held-for-sale                                                  8,854,493          604,395
Accrued income receivable                                            1,641,904        1,547,901
Foreclosed assets, net                                                 170,724          146,883
Office properties and equipment, net                                 1,635,170        1,759,770
Prepaid expenses and other assets                                    1,666,882        1,949,751
Income taxes receivable, current                                        99,217          154,072
Deferred income taxes                                                  209,686           89,865
                                                                 -------------    -------------
          Total assets                                           $ 250,675,975    $ 244,115,984
                                                                 =============    =============


LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
    Deposits                                                     $ 165,325,440    $ 158,936,292
    Advances and other borrowings from
       Federal Home Loan Bank                                       57,000,000       58,000,000
    Advances from borrowers for taxes and insurance                  2,337,045        2,143,805
    Accrued expenses and other liabilities                           2,351,486        2,631,740
                                                                 -------------    -------------
          Total liabilities                                        227,013,971      221,711,837
                                                                 -------------    -------------

Commitments and contingencies

Stockholders' equity:
    Preferred stock, no par value; 5,000,000 shares
      authorized; none issued
    Common stock, $0.10 par value; 10,000,000 shares
      authorized; 2,281,312 shares issued and outstanding              228,131          228,131
    Additional paid-in capital                                      22,475,208       22,706,378
    Retained income, substantially restricted                       24,022,616       22,290,140
    Accumulated other comprehensive income (loss)                     (110,594)        (120,493)
    Unamortized stock acquired by Employee Stock
      Ownership Plan                                                  (418,963)        (555,841)
    Treasury stock, at cost, 1,173,938 and 1,149,748 shares at
      September 30, 2000 and 1999, respectively                    (22,534,394)     (22,144,168)
                                                                 -------------    -------------
          Total stockholders' equity                                23,662,004       22,404,147
                                                                 -------------    -------------
          Total liabilities and stockholders' equity             $ 250,675,975    $ 244,115,984
                                                                 =============    =============

The accompanying notes are an integral part of these consolidated financial statements.

                            Landmark Bancshares, Inc.

                      Consolidated Statements of Operations
              For the Years Ended September 30, 2000, 1999 and 1998

                                                                    2000                  1999                  1998
                                                          -------------------    ------------------    ------------------
Interest and dividend income:
    Loans, including fees                                       $ 14,782,605           $14,101,667           $13,741,660
    Debt securities:
        Taxable                                                    2,198,067             1,414,098             1,096,020
        Tax-exempt                                                    62,683                71,563                72,925
    Dividends                                                        422,436               363,280               369,990
    Mortgage-backed securities                                       764,817             1,108,444             1,926,845
                                                          -------------------    ------------------    ------------------
         Total interest and dividend income                       18,230,608            17,059,052            17,207,440
                                                          -------------------    ------------------    ------------------
Interest expense:
    Deposits                                                       7,340,453             7,515,201             7,585,688
    Borrowed funds                                                 3,888,907             2,513,394             2,630,875
                                                          -------------------    ------------------    ------------------
         Total interest expense                                   11,229,360            10,028,595            10,216,563
                                                          -------------------    ------------------    ------------------
         Net interest income                                       7,001,248             7,030,457             6,990,877

Provision for losses on loans                                        266,970               785,000               265,000
                                                          -------------------    ------------------    ------------------
    Net interest income, after provision for losses                6,734,278             6,245,457             6,725,877
                                                          -------------------    ------------------    ------------------
Non-interest income:
    Service charges and late charges                                 455,021               397,741               339,478
    Net gain on sale of available-for-sale securities                 50,768               500,123               202,299
    Net gain on sale of loans                                        180,979               462,813               472,908
    Service fees on loans sold                                       157,891               165,025               157,032
    Other                                                            132,821               110,359                54,241
                                                          -------------------    ------------------    ------------------
         Total non-interest income                                   977,480             1,636,061             1,225,958
                                                          -------------------    ------------------    ------------------
Non-interest expenses:
    Compensation and related expenses                              2,338,671             2,500,121             2,494,710
    Occupancy expense                                                259,201               252,790               243,633
    Federal insurance premium                                        106,075               149,201               156,064
    Data processing                                                  164,622               189,011               207,733
    Other expense                                                  1,187,877             1,100,272             1,032,298
                                                          -------------------    ------------------    ------------------
         Total non-interest expenses                               4,056,446             4,191,395             4,134,438
                                                          -------------------    ------------------    ------------------
         Income before income taxes                                3,655,312             3,690,123             3,817,397
                                                          -------------------    ------------------    ------------------
Income taxes:
    Currently payable                                              1,399,631             1,377,937             1,529,953
    Deferred tax expense (benefit)                                  (127,684)              (43,384)              (76,354)
                                                          -------------------    ------------------    ------------------
                                                                   1,271,947             1,334,553             1,453,599
                                                          -------------------    ------------------    ------------------
         Net income                                              $ 2,383,365           $ 2,355,570           $ 2,363,798
                                                          ===================    ==================    ==================
Earnings per share:
    Basic                                                        $      2.19           $      2.06           $      1.56
                                                          ===================    ==================    ==================
    Diluted                                                      $      2.04           $      1.87           $      1.42
                                                          ===================    ==================    ==================

              The accompanying notes are an integral part of these
                      consolidated financial statements.

                            Landmark Bancshares, Inc.

                 Consolidated Statements of Comprehensive Income
              For the Years Ended September 30, 2000, 1999 and 1998

                                                                         2000                1999                 1998
                                                               -------------------  ------------------   ------------------
Net income                                                           $  2,383,365        $  2,355,570         $  2,363,798
                                                               -------------------  ------------------   ------------------

Othercomprehensive income (loss), net of tax: Unrealized gains (losses) on securities:
         Unrealized holding gains (losses) arising
            during period                                                  40,944             (73,748)            (505,531)

         Less:  reclassification adjustment for
            gains included in net income                                  (31,045)           (330,081)            (133,517)
                                                               -------------------  ------------------   ------------------
     Total other comprehensive income (loss)                                9,899            (403,829)            (639,048)
                                                               -------------------  ------------------   ------------------
Comprehensive income                                                 $  2,393,264        $  1,951,741         $  1,724,750
                                                               ===================  ==================   ==================

              The accompanying notes are an integral part of these
                      consolidated financial statements.

                            Landmark Bancshares, Inc.

           Consolidated Statements of Changes in Stockholders' Equity
              For the Years Ended September 30, 2000, 1999 and 1998

                                                                               Unamortized
                                                                Accumulated       Common     Unamortized
                                    Additional                     Other          Stock      ompensation                   Total
                         Common       Paid-in     Retained     Comprehensive   Acquired by   Related to     Treasury   Stockholders'
                         Stock        Capital      Income         Income           ESOP         MSBP         Stock        Equity
                        ---------  ------------- ------------- ------------  --------------  ----------- -------------- ------------
Balance,
  September 30, 1997    $228,131   $ 22,173,827  $ 19,305,087    $ 922,384      $ (844,597)  $ (289,567)  $ (9,249,935) $32,245,330
Allocation of shares
  by Employees' Stock
  Ownership Plan                        175,691                                    151,878                                  327,569
Amortization of
  compensation related
  to Management Stock
  Bonus Plan                            108,968                                                 193,045                     302,013
Compensation related to
  stock options granted                   7,658                                                                               7,658
Net income for the
  year ended
  September 30, 1998                                2,363,798                                                             2,363,798
Cash dividend paid
  ($0.60 per share)                                  (929,243)                                                             (929,243)
Net change in unrealized
  gain on available-
  for-sale investment
  securities                                                      (639,048)                                                (639,048)
Purchase of 360,707
  treasury shares                                                                                           (8,654,310)  (8,654,310)
                        --------   ------------  ------------    ---------      ----------   ----------   ------------  -----------
Balance,
  September 30, 1998     228,131     22,466,144    20,739,642      283,336        (692,719)     (96,522)   (17,904,245)  25,023,767
Allocation of shares
  by Employees' Stock
  Ownership Plan                         98,672                                    136,878                                  235,550
Amortization of
  compensation related
  to Management Stock
  Bonus Plan                            104,809                                                  96,522                     201,331
Compensation related to
  stock options granted                  36,753                                                                              36,753
Net income for the
  year ended
  September 30, 1999                                2,355,570                                                             2,355,570
Cash dividend paid
  ($0.70 per share)                                  (805,072)                                                             (805,072)
Net change in
  unrealized gain
  on available-for-sale
  investment securities                                           (403,829)                                                (403,829)
Purchase of 196,370
  treasury shares                                                                                           (4,239,923)  (4,239,923)
                        --------   ------------  ------------    ---------      ----------   ---------    ------------  -----------
Balance,
  September 30, 1999     228,131     22,706,378    22,290,140     (120,493)       (555,841)          -     (22,144,168)  22,404,147
Allocation of shares by
  Employees' Stock
  Ownership Plan                         59,134                                    136,878                                  196,012
Compensation related to
  stock options granted                  48,585                                                                              48,585
Exercise of stock options,
  35,958 treasury shares               (338,889)                                                               692,308      353,419
Net income for the
  year ended
  September 30, 2000                                2,383,365                                                             2,383,365
Cash dividend paid
  ($0.60 per share)                                  (650,889)                                                             (650,889)
Net change in unrealized
  gain on available-
  for-sale investment
  securities                                                         9,899                                                    9,899
Purchase of 60,148
  treasury shares                                                                                           (1,082,534)  (1,082,534)
                        --------   ------------  ------------    ---------      ----------   ---------     ------------  -----------
Balance,
  September 30, 2000    $228,131   $ 22,475,208  $ 24,022,616    $(110,594)     $ (418,963)  $       -    $(22,534,394) $23,662,004
                        ========   ============  ============    =========      ==========   =========    ============  ===========

              The accompanying notes are an integral part of these
                     consolidated financial statements.

                            Landmark Bancshares, Inc.

                      Consolidated Statements of Cash Flows
              For the Years Ended September 30, 2000, 1999 and 1998

                                                                             2000                1999                1998
                                                                   ------------------  ------------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                         $  2,383,365        $  2,355,570        $ 2,363,798
     Adjustments to reconcile net income to net cash
         provided (used) by operating activities:
            Depreciation                                                     231,345             208,330            157,885
            Realized gain on sale of investment securities
              available-for-sale                                             (50,768)           (500,123)          (202,299)
            (Increase) decrease in accrued interest receivable               (94,003)           (104,054)             2,758
            Decrease in income taxes                                         (72,828)           (169,974)           (38,272)
            Increase (decrease) in accounts payable and
               accrued expenses                                             (280,254)            894,660           (567,513)
            Amortization of premiums and discounts
              on investments and loans, net                                  (60,664)           (116,723)           (85,099)
            Amortization of mortgage servicing rights                         89,036              90,636             50,692
            Provision for losses on loans                                    266,970             785,000            265,000
            Sale of loans held-for-sale                                    8,939,705          23,698,249         22,831,874
            Gain on sale of loans held-for-sale                             (180,979)           (462,813)          (472,908)
            Origination of loans held-for-sale                            (9,787,423)        (20,482,876)       (20,450,773)
            Purchase of loans held-for-sale                                                     (671,690)        (1,033,045)
            Amortization related to MSBP and ESOP                            136,878             233,400            344,923
            Other non-cash items, net                                        146,302             158,510            105,714
                                                                   ------------------  ------------------  -----------------
Net cash provided by operating activities                                  1,666,682           5,916,102          3,272,735
                                                                   ------------------  ------------------  -----------------
CASH FLOWS FROM INVESTING ACTIVITIES
     Loan originations and principal collections, net                      2,267,263           8,318,338         (1,076,137)
     Loans purchased for investment                                      (15,431,149)        (14,529,810)       (16,852,563)
     Principal repayments on mortgage-backed securities                    3,371,577           8,988,926         14,943,744
     Acquisition of mortgage-backed securities
       held-to-maturity                                                                         (763,809)
     Acquisition of investment securities held-to-maturity                                   (22,425,730)       (10,885,469)
     Acquisition of investment securities available-for-sale                (825,000)         (4,439,929)        (3,588,429)
     Acquisition of equity investment                                                                              (250,000)
     Proceeds on disposition of equity investment                            165,525
     Proceeds from sale of investment securities
       available-for-sale                                                  3,328,452           1,478,042            647,553
     Proceeds from maturities and calls of investment
       securities held-to-maturity                                           200,000           5,191,000         18,150,000
     Net (increase) decrease in time deposits                                  8,093             (39,997)          (139,287)
     Proceeds from sale of foreclosed assets                                 281,826             231,838            488,420
     Acquisition of fixed assets                                            (106,745)           (249,886)          (698,917)
     Other investing activity, net                                           (14,667)           (181,749)          (114,061)
                                                                   ------------------  ------------------  -----------------
Net cash provided (used) by investing activities                          (6,754,825)        (18,422,766)           624,854
                                                                   ------------------  ------------------  -----------------

              The accompanying notes are an integral part of these
                     consolidated financial statements.

                            Landmark Bancshares, Inc.

              For the Years Ended September 30, 2000, 1999 and 1998

                                                                              2000                 1999                1998
                                                                   -------------------  -------------------  ------------------
CASH FLOWS FROM FINANCING ACTIVITIES

    Net increase in deposits                                            $   6,389,148        $   4,143,376       $  10,058,177
    Net increase in escrow accounts                                           193,240              239,635             231,113
    Proceeds from FHLB advances and other borrowings                      405,500,000           91,800,000          31,700,000
    Repayment of FHLB advances and other borrowings                      (406,500,000)         (75,500,000)        (36,200,000)
    Purchase of treasury stock                                             (1,082,534)          (4,239,923)         (8,654,310)
    Proceeds from exercise of stock options                                   359,580
    Dividends paid                                                           (650,889)            (805,072)           (929,243)
    Other financing activity, net                                              (6,161)
                                                                   -------------------  -------------------  ------------------
Net cash provided (used) by financing activities                            4,202,384           15,638,016          (3,794,263)
                                                                   -------------------  -------------------  ------------------
Net (decrease) increase in cash and cash equivalents                         (885,759)           3,131,352             103,326

Cash and cash equivalents at beginning of year                              5,975,730            2,844,378           2,741,052
                                                                   -------------------  -------------------  ------------------
Cash and cash equivalents at end of year                                $   5,089,971        $   5,975,730       $   2,844,378
                                                                   ===================  ===================  ==================

SUPPLEMENTAL DISCLOSURES Cash paid during the year for:
      Interest on deposits, advances and other
        borrowings                                                       $ 11,409,059         $ 10,228,772         $ 9,899,846

      Income taxes                                                          1,296,189            1,399,718           1,382,903

    Transfers from loans to foreclosed assets                                 601,429              685,585             377,107

    Loans to facilitate the sale of foreclosed assets                         115,863               15,606             325,814

    Net transfer of loans held for investment to held-for-sale              7,221,401            1,325,297           2,827,880

              The accompanying notes are an integral part of these
                     consolidated financial statements.

                            Landmark Bancshares, Inc.

                   Notes to Consolidated Financial Statements
                        September 30, 2000, 1999 and 1998

1.      Summary of Significant Accounting Policies

        Nature of operations:
        Landmark Bancshares, Inc. (the Company) is a Kansas corporation and is the parent company of its wholly-owned subsidiary, Landmark Federal Savings Bank (the Bank). At the present time, the Company does not conduct any active business other than operation of the Bank.

        Landmark Federal Savings Bank is primarily engaged in attracting deposits from the general public and using those deposits, together with other funds, to originate real estate loans on one- to four- family residences, commercial and consumer loans. The Bank conducts its business from its main office in Dodge City and also has five branch offices located in Dodge City, Garden City, Great Bend, Hoisington and LaCrosse, Kansas. The Bank also has a loan origination office in the Kansas City area. In addition, the Bank invests in mortgage-backed securities and investment securities. The Bank offers its customers fixed rate and adjustable rate mortgage loans, as well as other loans, including commercial, auto, home equity and savings account loans.

        Basis of presentation and consolidation:
        The accompanying consolidated financial statements include the accounts of Landmark Bancshares, Inc. and its wholly-owned subsidiary, Landmark Federal Savings Bank. Significant intercompany transactions and balances have been eliminated in consolidation.

        Use of estimates:
        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

        Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of assets acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and the valuation of assets acquired by foreclosure, management obtains independent appraisals for significant properties.

        Management believes that the allowances for losses on loans and valuations of assets acquired by foreclosure are adequate and appropriate. While management uses available information to recognize losses on loans and assets acquired by foreclosure, future losses may be accrued based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and valuations of assets acquired by foreclosure. Such agencies may require the Bank to recognize additional losses based on their judgment of information available to them at the time of their examination.

        Cash and cash equivalents:
        Cash and cash equivalents include unrestricted cash on hand, demand deposits maintained in depository institutions and other readily convertible investments with original maturities when purchased of three months or less. All time deposits in other depository institutions are treated as non-cash equivalents.

        Investment and mortgage-backed securities:
        Regulations require the Bank to maintain liquidity for maturities of deposits and other short-term borrowings in cash, U.S. Government and other approved securities.

        Investments, including mortgage-backed securities, are classified as held-to-maturity, trading or available-for-sale. Held-to-maturity securities are securities for which the Bank has the positive intent and ability to hold to maturity and are reported at amortized cost. Trading securities are securities held principally for resale and are reported at fair value, with unrealized changes in value reported in the bank's income statement as part of earnings. Available-for-sale securities are securities not classified as trading or as held-to-maturity securities and are also reported at fair value, but any unrealized appreciation or depreciation, net of tax effects, are reported as a separate component of equity.

        Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

        Gains and losses on the sale of investment and mortgage-backed securities are determined using the specific-identification method. All sales are made without recourse.

        Loans receivable:
        Loans receivable that management has intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances, net of undisbursed loan proceeds, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Premiums and discounts on purchased residential real estate loans are amortized to income using the interest method over the estimated remaining period to maturity. Loan origination fees and certain direct costs are capitalized and recognized as an adjustment of the yield of the related loan.

        The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, the current level of non-performing assets and current economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

        Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

        The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

        All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        Loans held-for-sale:
        Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

        Foreclosed assets:
        Assets acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds the fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The historical average holding period for such property is approximately six months.

        Mortgage servicing rights:
        Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

        Derivative financial instruments:
        All derivative financial instruments previously held or issued by the Company were held or issued for purposes other than trading. The Company did not hold or issue any derivative financial instruments during the years ended September 30, 2000, 1999 and 1998.

        Credit related financial instruments:
        In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

        Office properties and equipment:
        Office properties and equipment are stated at cost less accumulated deprecation. Depreciation is computed on a straight-line basis or accelerated methods over the estimated useful lives of five to fifty years for buildings and improvements and three to twenty years for furniture, fixtures, equipment and automobiles.

        Transfers of financial assets:
        Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

        Income taxes:
        Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

        Advertising costs:
        Advertising costs are expensed as incurred and included in other non-interest expense. Advertising expenses totaled $91,411, $64,152 and $74,274 for the years ended September 30, 2000, 1999 and 1998, respectively.

        Stock-based compensation:
        The Company has adopted Statement of Financial Accounting Standard
        (SFAS) No. 123, Accounting for Stock-Based Compensation, which establishes a fair-value-based method of accounting for stock compensation plans with employees and others. It applies to all arrangements under which employees receive shares of stock or other equity instruments of the employer, or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. The Company's stock options are recognized and measured in accordance with the fair-value-based method of accounting.

        Earnings per share:
        Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and management stock bonus plan (MSBP) shares, and are determined using the treasury stock method.

        Earnings per common share have been computed based on the following:

                                                              Years Ended September 30,
                                                        -----------------------------------------------------------
                                                              2000                 1999                1998
                                                        -----------------    -----------------   ------------------
Net income                                                    $2,383,365           $2,355,570           $2,363,798
                                                        =================    =================   ==================

Average number of common shares
     outstanding                                               1,086,528            1,142,222            1,518,482
Effect of dilutive stock options                                  81,318              119,494              140,102
Effect of dilutive MSBP shares                                                            748                6,366
                                                        -----------------    -----------------   ------------------
Average number of common shares
     outstanding used to calculate diluted
     earnings per common share                                 1,167,846            1,262,464            1,664,950
                                                        =================    =================   ==================

        Comprehensive income:
        The Company adopted SFAS 130, Reporting Comprehensive Income, as of October 1, 1998. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income. The adoption of SFAS 130 had no effect on the Company's net income or stockholders' equity.

        The components of other comprehensive income and related tax effects are as follows:

                                                              Years Ended September 30,
                                                        -----------------------------------------------------------
                                                              2000                 1999                1998
                                                        -----------------    -----------------   ------------------
Unrealized holding gains (losses) on
     available-for sale securities                              $ 68,528           $ (160,267)         $  (842,750)
Reclassification adjustment for losses
     (gains) realized in income                                  (50,768)            (500,123)            (202,299)
                                                        -----------------    -----------------   ------------------
Net unrealized gains (losses)                                     17,760             (660,390)          (1,045,049)
Tax effect                                                        (7,861)             256,561              406,001
                                                        -----------------    -----------------   ------------------
Net-of-tax amount                                                $ 9,899           $ (403,829)         $  (639,048)
                                                        =================    =================   ==================

        Impact of new accounting standards:
        As discussed at Note 23, the Company adopted the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as of October 1, 2000.

        In September 2000, FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The new Statement replaces Statement 125, issued in June 1996. This Statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of Statement 125's provisions without reconsideration. SFAS 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. SFAS 140 is not expected to have a material effect on the Company's financial statements.

        Financial statement presentation:
        Certain items in prior year financial statements have been reclassified to conform to the 2000 presentation.

2.      Investment Securities

        The amortized cost and estimated market values of investment securities at September 30 are summarized as follows:

                                                       September 30, 2000
                                    -------------------------------------------------------
                                                      Gross         Gross        Estimated
                                       Amortized    Unrealized    Unrealized      Market
                                         Cost         Gains         Losses        Value
                                      -----------   -----------   -----------   -----------
Held-to-maturity:
  Government Agency Securities        $27,481,885   $         -   $ 1,399,854   $26,082,031
  Municipal Obligations                 1,185,000        12,797        16,220     1,181,577
                                      -----------   -----------   -----------   -----------
                                      $28,666,885   $    12,797   $ 1,416,074   $27,263,608
                                      ===========   ===========   ===========   ===========
Available-for-sale:
  Debt Securities
       Government Agency Securities   $ 2,000,000   $         -   $    47,813   $ 1,952,187
       Corporate Bonds                    200,000                      18,187       181,813
  Common Stock                          3,756,890       493,186       606,469     3,643,607
  Stock in FHLB, at cost                3,800,000                                 3,800,000
  Other                                    10,000                                    10,000
                                      -----------   -----------   -----------   -----------
                                      $ 9,766,890   $   493,186   $   672,469   $ 9,587,607
                                      ===========   ===========   ===========   ===========

                                                            September 30, 1999
                                           ----------------------------------------------------
                                                           Gross        Gross       Estimated
                                           Amortized     Unrealized   Unrealized      Market
                                              Cost         Gains        Losses        Value
                                          -----------   -----------   -----------   -----------
    Held-to-maturity:
      Government Agency Securities        $27,464,853   $             $   887,041   $26,577,812
      Municipal Obligations                 1,385,000        16,453         9,625     1,391,828
                                          -----------   -----------   -----------   -----------
                                          $28,849,853   $    16,453   $   896,666   $27,969,640
                                          ===========   ===========   ===========   ===========
    Available-for-sale:
      Debt Securities
           Government Agency Securities   $ 4,000,000   $         -   $             $ 4,000,000
           Corporate Bonds                    200,000         2,000         9,000       193,000
      Common Stock                          4,568,574       537,790       727,834     4,378,530
      Stock in FHLB, at cost                3,441,000                                 3,441,000
      Other                                    10,000                                    10,000
                                          -----------   -----------   -----------   -----------
                                          $12,219,574   $   539,790   $   736,834   $12,022,530
                                          ===========   ===========   ===========   ===========

        Government agency securities above include bonds and notes issued by various government agencies. Those agencies include the following:
        Fannie Mae, Freddie Mac and Federal Home Loan Bank. Federal Home Loan Bank members are required to maintain an investment in stock at an amount equal to a percentage of outstanding home loans. For disclosure purposes such stock, which is carried at cost, is assumed to have a market value that is equal to cost.

        The amortized cost and estimated market value of debt securities by contractual maturity as of September 30, 2000 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         September 30, 2000
                                         ------------------------------------------------------
                                             Held-to-Maturity           Available-for-Sale
                                         --------------------------  --------------------------
                                          Amortized     Estimated     Amortized     Estimated
                                            Cost       Market Value     Cost       Market Value
                                         -----------   ------------  -----------   ------------
Due in one year or less                  $   200,000   $   200,000   $             $         -
Due after one year through five years      3,400,000     3,340,016       150,000       141,375
Due after five years through ten years    22,066,885    20,947,655
Due after ten years                        3,000,000     2,775,937     2,050,000     1,992,625
                                         -----------   -----------   -----------   -----------
                                         $28,666,885   $27,263,608   $ 2,200,000   $ 2,134,000
                                         ===========   ===========   ===========   ===========

        Gross realized gains and (losses) on sales of investment securities and related tax benefit (provision) during the years ended September 30 are as follows:

                                    2000         1999         1998
                                 ---------    ---------    ---------
Available-for-sale securities:
     Realized gains              $  92,516    $ 509,255    $ 202,299
     Realized losses               (41,748)      (9,132)           -
                                 ---------    ---------    ---------
                                 $  50,768    $ 500,123    $ 202,299
                                 =========    =========    =========
Tax benefit (provision)          $ (19,723)   $(194,298)   $ (78,593)
                                 =========    =========    =========

        Proceeds from sales of available-for-sale securities were $3,328,452, $1,478,042 and $647,553 for the years ended September 30, 2000, 1999 and 1998, respectively. During the year ended September 30, 2000 sales consisted of common stock of unrelated financial corporations, stock in FHLB and government agency securities. During the years ended September 30, 1999 and 1998, sales consisted of common stock of unrelated financial corporations. Investment securities with a carrying amount of $29,454,380 and $19,500,000 as of September 30, 2000 and 1999, respectively, were pledged as collateral for public funds as discussed in Note 9.

3.      Mortgage-Backed Securities

        Mortgage-backed securities, all of which were classified as held-to-maturity at September 30, 2000 and 1999, consist of the following:

                                                         September 30, 2000
                                        -----------------------------------------------------
                                                        Gross            Gross     Estimated
                                         Amortized    Unrealized       Unrealized   Market
                                            Cost        Gains            Losses      Value
                                        -----------   -----------      --------    ----------

GNMA - fixed rate                       $    43,616   $       224      $      -    $   43,840
FNMA - ARMs                               4,985,758        13,077        54,396     4,944,439
FHLMC - ARMs                              1,461,099        11,859         3,016     1,469,942
FHLMC - fixed rate                           49,505           256           289        49,472
FNMA - fixed rate                           305,495         5,230                     310,725
Collateralized mortgage obligations -
  government agency issue                 2,363,257         7,578        43,183     2,327,652
Collateralized mortgage
  obligations-private issues                903,288                      13,505       889,783
                                        -----------   -----------      --------    ----------
                                        $10,112,018   $    38,224      $114,389   $10,035,853
                                        ===========   ===========      ========   ===========

                                                           September 30, 1999
                                        -----------------------------------------------------
                                                        Gross            Gross     Estimated
                                         Amortized    Unrealized       Unrealized   Market
                                            Cost        Gains            Losses     Value
                                        -----------   -----------      --------   -----------
GNMA - fixed rate                       $   103,124   $     1,693      $      -   $   104,817
FNMA - ARMs                               5,901,429        27,530        47,602     5,881,357
FHLMC - ARMs                              1,900,940        19,066         3,134     1,916,872
FHLMC - fixed rate                           79,967         1,165           119        81,013
FNMA - fixed rate                           343,808         7,188                     350,996
Collateralized mortgage obligations -
  government agency issue                 3,862,807        15,579        32,719     3,845,667
Collateralized mortgage
  obligations-private issues              1,297,099         2,109         8,214     1,290,994
                                        -----------   -----------      --------   -----------
                                        $13,489,174   $    74,330      $ 91,788   $13,471,716
                                        ===========   ===========      ========   ===========

        Collateralized mortgage obligations consist of floating rate and fixed rate notes with varying contractual principal maturities. The Bank has no principal only, interest only, or residual collateralized mortgage obligations.

        There were no mortgage-backed securities classified as available-for-sale for years ended September 30, 2000, 1999 or 1998, respectively.

        Mortgage-backed securities with a carrying amount of $8,604,843 and $6,171,483 at September 30, 2000 and 1999, respectively, were pledged as collateral for public funds as discussed in Note 9.

4.      Loans Receivable

        Loans receivable at September 30, are summarized as follows:

                                                                September 30,
                                                        ------------------------------
                                                             2000             1999
                                                        -------------    -------------
Real estate loans:
      Residential                                       $ 147,514,858    $ 138,008,961
      Construction                                            857,486        1,847,609
      Commercial                                            9,331,198        9,050,225
      Second mortgage                                      10,403,434        9,716,029
Commercial business                                         7,033,573        6,531,200
Consumer                                                    9,050,233       13,578,547
                                                        -------------    -------------
Gross loans                                               184,190,782      178,732,571

Less:  Net deferred loan fees, premiums and discounts        (154,428)        (178,699)
          Allowance for loan losses                        (1,376,707)      (1,317,676)
                                                        -------------    -------------
Total loans, net                                        $ 182,659,647    $ 177,236,196
                                                        =============    =============

        The following is an analysis of the change in the allowance for loss on loans:

                                      2000           1999           1998
                                  -----------    -----------    -----------
Balance, beginning                $ 1,317,676    $ 1,136,753    $   968,623
Provision charged to operations       266,970        785,000        265,000
Loans charged off                    (352,390)      (657,712)      (107,070)
Recoveries                            144,451         53,635         10,200
                                  -----------    -----------    -----------
Balance, ending                   $ 1,376,707    $ 1,317,676    $ 1,136,753
                                  ===========    ===========    ===========

        Impairment of loans having recorded investments of $505,276 at September 30, 2000 and $353,790 at September 30, 1999 have been recognized in conformity with FASB Statement No. 114, as amended by FASB Statement No.
        118. The average recorded investment in impaired loans during the years ended September 30, 2000, 1999 and 1998 was $429,533, $429,669 and
        $438,658, respectively. Allowances for loss on these loans are included in the above analysis of the overall allowance for loss on loans. There are no specific loss provisions associated with impaired loans as of September 30, 2000 and 1999. Interest income on impaired loans of $25,858, $27,139 and $31,803 was recognized for cash payments received for the year ended September 30, 2000, 1999 and 1998, respectively.

        It is Bank policy not to modify interest rates below the then current market rate on loans associated with troubled debt restructuring. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

        See Note 18 for disclosure of loans to related parties.

5.      Mortgage Servicing Rights

        Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of these loans at September 30 are summarized as follows:

                             2000          1999          1998
                          -----------   -----------   -----------
FHLMC                     $55,384,983   $60,153,338   $58,336,823
Other investors             2,727,416     1,790,728     1,809,812
                          -----------   -----------   -----------
                          $58,112,399   $61,944,066   $60,146,635
                          ===========   ===========   ===========

        Custodial escrow balances maintained in connection with the foregoing loan servicing and included in demand deposits, were approximately $44,540 and $59,955 at September 30, 2000 and 1999.

        The following is an analysis of the changes in mortgage servicing rights during the year ended September 30, 2000, 1999 and 1998:

                                 2000         1999         1998
                              ---------    ---------    ---------

Balance, beginning            $ 318,543    $ 225,835    $  96,199
Additions                        34,015      183,344      180,311
Amortization                    (89,036)     (90,636)     (50,675)
                              ---------    ---------    ---------

Balance, ending               $ 263,522    $ 318,543    $ 225,835
                              =========    =========    =========

        The fair value of servicing rights as of September 30, 2000 and 1999 was determined to approximate book value, based on values of FHLMC servicing of comparable stratification, including prepayment speeds. No valuation allowance was recorded against mortgage servicing rights at September 30, 2000 and 1999.

6.      Accrued Income Receivable

        Accrued interest receivable at September 30 is summarized as follows:

                                2000         1999
                             ----------   ----------

Mortgage-backed securities   $   66,678   $   83,235
Loans receivable              1,121,751    1,030,071
Investments                     453,475      434,595
                             ----------   ----------

                              $1,641,904 $1,547,901
                             ==========   ==========

7.      Foreclosed Assets

        Real estate owned or in judgment and other repossessed assets consist of the following:

                                                    September 30,
                                                 -------------------
                                                   2000       1999
                                                 --------   --------

Real estate acquired by foreclosure              $130,000   $      -
Real estate loans in judgment
  and subject to redemption                        40,724     70,081
Other foreclosed assets                                       76,802
                                                 --------   --------
                                                 $170,724   $146,883
                                                 ========   ========

        There was no activity in the allowance for loss account for the years ended September 30, 2000, 1999 and 1998.

        Income (loss) from foreclosed assets, included in other non-interest income, for the years ended September 30 are as follows:

                                             2000        1999        1998
                                           --------    --------    --------

Net gain on sale of foreclosed assets      $  4,792    $  3,711    $ 24,677
Operating expenses, net of rental income    (38,877)    (20,773)    (13,142)
                                           --------    --------    --------
Balance, ending                            $(34,085)   $(17,062)   $ 11,535
                                           ========    ========    ========

8.      Office Properties and Equipment

        Office properties and equipment are stated at cost less accumulated depreciation as follows:

                                                September 30,
                                           -----------------------
                                              2000         1999
                                           ----------   ----------

Land                                       $  298,366   $  298,366
Office building and improvements            1,958,977    1,955,675
Furniture, fixtures and equipment           1,241,367    1,138,044
Automobiles                                    11,544       11,544
                                           ----------   ----------
                                            3,510,254    3,403,629
Less accumulated depreciation               1,875,084    1,643,859
                                           ----------   ----------
                                           $1,635,170   $1,759,770
                                           ==========   ==========
Depreciation expense ($157,885 for 1998)   $  231,345   $  208,330
                                           ==========   ==========

9.      Deposits

        Deposits at September 30 are summarized as follows:

                                     2000           1999
                                 ------------   ------------
Demand  accounts:
     Interest-bearing            $ 16,132,399   $ 21,323,449
     Non-interest bearing           4,445,472      3,960,610
                                 ------------   ------------

         Total demand accounts     20,577,871     25,284,059
Savings deposits                    8,052,345      7,561,096
Certificates of deposit           136,695,224    126,091,137
                                 ------------   ------------
                                 $165,325,440   $158,936,292
                                 ============   ============

        The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 as of September 30, 2000 and 1999 was approximately $46,933,583 and $26,987,714, respectively. Deposit accounts as of September 30, 2000 included public funds of $37,411,681. Public funds were collateralized by investment securities and mortgage-backed securities as discussed in Notes 2 and 3. Public funds were also guaranteed by letters of credit totaling $5,000,000 issued by the FHLB.

        At September 30, 2000, scheduled maturities of certificates of deposit are as follows:

       Year Ending September 30,
----------------------------------------

                 2000                              $117,992,165
                 2001                                14,209,738
                 2002                                 3,349,042
                 2003                                   776,821
                 2004                                   355,458
              Thereafter                                 12,000
                                           ---------------------
                                                   $136,695,224
                                           =====================

10.     Advances and other Borrowings from Federal Home Loan Bank

        Advances and other borrowings from the Federal Home Loan Bank at September 30 are summarized as follows:

                            2000          1999
                        -----------   -----------
Advances                $57,000,000   $35,000,000
Line of credit                         23,000,000
                        -----------   -----------
                        $57,000,000   $58,000,000
                        ===========   ===========

        Advances and other borrowings from the Federal Home Loan Bank at September 30 consist of the following:

   Fiscal                            2000                                    1999
                 -----------------------------------------  ---------------------------------------
    Year                                       Weighted                                 Weighted
  Maturity                Amount             Average Rate           Amount            Average Rate
--------------   --------------------   ------------------  ------------------   ------------------
    2000                $                              %         $ 37,000,000               5.76 %
    2001                  30,000,000              6.62
    2002
    2003
    2004                   8,000,000              6.01              8,000,000               4.93
    2005                  10,000,000              6.10
 Thereafter                9,000,000              5.75             13,000,000               4.64
                 --------------------   ------------------  ------------------   ------------------
                        $ 57,000,000              6.31 %         $ 58,000,000               5.39 %
                 ====================   ==================  ==================   ==================

        At September 30, 2000 the Company had $0 outstanding under a line of credit with the Federal Home Loan Bank. There is no stated limit on the line of credit, the FHLB evaluates the credit limitations based on various criteria. The line of credit matures on February 2, 2001 and bears interest at the line of credit rate established by the Federal Home Loan Bank. This rate is adjusted from time to time. The rate as of September 30, 2000 was 6.90%. At September 30, 1999 the Company had $23,000,000 outstanding under a $30,000,000 line of credit, due February 4, 1999.

        The advances and line of credit are collateralized as of September 30, 2000 and 1999 by a blanket pledge agreement, including all stock in Federal Home Loan Bank, qualifying first mortgage loans, certain mortgage-related securities and other investment securities.

11.     Income Taxes

        The Company and subsidiary file consolidated income tax returns. Allocation of federal and state income taxes between current and deferred portions is as follows:

                                            Years ended September 30,
                                 -----------------------------------------------
                                      2000             1999             1998
                                  -----------      -----------      -----------
Current tax provision:
      Federal                     $ 1,240,908      $ 1,212,852      $ 1,289,824
      State                           158,723          165,085          240,129
                                  -----------      -----------      -----------
                                    1,399,631        1,377,937        1,529,953
                                  -----------      -----------      -----------
Deferred tax provision:
      Federal                        (112,745)         (38,308)         (67,421)
      State                           (14,939)          (5,076)          (8,933)
                                  -----------      -----------      -----------
                                     (127,684)         (43,384)         (76,354)
                                  -----------      -----------      -----------
                                  $ 1,271,947      $ 1,334,553      $ 1,453,599
                                  ===========      ===========      ===========

        The Company's effective income tax rate was different than the statutory federal income tax rate for the following reasons:

                                                     2000              1999              1998
                                               ----------------  ----------------  ---------------

Statuatory federal income tax                           34.0 %           34.0 %            34.0 %
Increase (reductions) resulting from:
     State taxes, net of federal tax benefit             2.3              2.9               3.6
     Other                                              (1.5)             0.7               0.5
                                               ----------------  ----------------  ---------------
                                                        34.8 %           37.6 %            38.1 %
                                               ================  ================  ===============

      The components of net deferred tax asset (liability) at September 30, 2000 and 1999 are as follows:

                                                                2000         1999
                                                              ---------    ---------
Deferred tax asset:
      Deferred loan fees and costs                            $  11,382    $  15,833
      Allowance for loan losses                                 507,180      485,433
      Deferred compensation and accrued salaries                192,508      182,874
      Equity investment in partnership                                        11,129
      Unrealized loss on available-for-sale securities           68,690       76,551
      State net operating loss                                    9,101
      Accumulated depreciation                                      690
                                                              ---------    ---------
                                                                789,551      771,820
                                                              ---------    ---------
Deferred tax liabilities:
      Accumulated depreciation                                                  (244)
      Special bad debt deduction                               (115,060)    (172,590)
      FHLB stock dividends                                     (452,664)    (496,980)
      Investment basis                                          (12,141)     (12,141)
                                                              ---------    ---------
                                                               (579,865)    (681,955)
                                                              ---------    ---------
                                                              $ 209,686    $  89,865
                                                              =========    =========

        No valuation allowance was recorded against deferred tax assets at September 30, 2000 or 1999.

        Effective with the tax year beginning October 1, 1996, the Bank was no longer able to use the percentage of taxable income method and began to recapture tax bad debt reserves of $936,968 over a six year period. The reserves to be recaptured consist of bad debt deductions after December 31, 1987. If the amounts deducted prior to December 31, 1987 are used for purposes other than for loan losses, such as in a distribution in liquidation or otherwise, the amounts deducted would be subject to federal income tax at the then current corporate tax rate. The Bank had recorded a deferred tax asset related to the allowance for loan losses reported for financial reporting purposes and a deferred tax liability for special bad debt deductions after December 31, 1987. The Bank, in accordance with SFAS No. 109, has not recorded a deferred tax liability of approximately $1,900,000 related to approximately $5,585,000 of cumulative special bad debt deductions prior to December 31, 1987.

12.     Regulatory Matters

        The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of core and tangible capital (as defined in the regulations) to assets (as defined) and core and total capital to risk weight assets (as defined). Management believes, as of September 30, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

        As of September 30, 2000, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

        The Bank's actual capital amounts (in thousands) and ratios are also presented in the following table:

                                                                                              To Be Well
                                                                                           Capitalized Under
                                                                      For Capital          Prompt Corrective
                                               Actual              Adequacy Purposes:      Action Provisions:
                                     ---------------------------  ---------------------  -----------------------
                                         Amount          Ratio      Amount      Ratio      Amount       Ratio
                                     ----------------   --------  ------------  -------  ------------  ---------
As of September 30, 2000:
Total (Risk-Based) Capital
     (to Risk Weighted Assets)              $ 21,185      17.1%       $ 9,920     8.0%       $12,400      10.0%
Core (Tier I) Capital
     (to Risk Weighted Assets)                19,809      16.0%           N/A                  7,440       6.0%
Core (Tier I) Capital - leverage
     (to Assets)                              19,809       8.0%         9,896     4.0%        12,370       5.0%

As of September 30, 1999:
Total (Risk-Based) Capital
     (to Risk Weighted Assets)              $ 19,615      16.1%       $ 9,739     8.0%       $12,173      10.0%
Core (Tier I) Capital
     (to Risk Weighted Assets)                18,297      15.0%           N/A                  7,304       6.0%
Core (Tier I) Capital - leverage
     (to Assets)                              18,297       7.6%         9,652     4.0%        12,065       5.0%

        The following is a reconciliation of net worth to regulatory capital as reported in the September 30, 2000 and 1999 reports to the Office of Thrift Supervision:

                                                       September 30,
                                              ------------------------------
                                                   2000             1999
                                              -------------    -------------

Bank net worth per report to OTS              $  19,835,000    $  18,615,000
Rounding                                                356              328
                                              -------------    -------------
Net worth as reported in accompanying
     financial statements (bank only)            19,835,356       18,615,328
Adjustments to arrive at Core (Tier I)
     and Tangible Capital:
Disallowed servicing assets                         (26,000)        (318,000)
                                              -------------    -------------
Core (Tier I) and Tangible Capital               19,809,356       18,297,328
Adjustments to arrive at Total Capital:
     Allowable portion of general allowance
          for loan losses                         1,376,000        1,318,000
                                              -------------    -------------
Total Risk-Based Capital                      $  21,185,356    $  19,615,328
                                              =============    =============
Risk weight assets                            $ 124,000,000    $ 121,734,000
                                              =============    =============

13.     Contingencies

        The Company is at times a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of such matters is not expected to have a material adverse effect on the consolidated financial condition of the Company.

14.     Employee Benefit Plans

        Employee Retirement Plan:
        The Bank has adopted a 401(k) defined contribution savings plan. Substantially all employees are covered under the contributory plan. Pension costs attributable to the years ended September 30, 2000, 1999 and 1998 were $37,556, $36,286 and $29,847, respectively, including all current service costs.

        Deferred Compensation Agreements:
        The Bank has entered into deferred compensation agreements with certain key employees that provide for cash payments to be made after their retirement. The liabilities under the agreements have been recorded at the present values of accrued benefits using a 7% interest rate. The balance of estimated accrued benefits was $235,447 and $246,285 at September 30, 2000 and 1999, respectively. In connection with the deferred compensation agreements, the Bank has purchased life insurance policies on covered employees in which the Bank is the beneficiary to assist in funding benefits. At September 30, 2000 and 1999, the cash surrender values on the policies were $421,759 and $529,842, respectively.

        Employee Stock Ownership Plan:
        Upon conversion from mutual to stock form, the Bank established an employee stock ownership plan (ESOP). The original acquisition of 136,878 shares of Company stock by the plan was funded by a loan from the Company to the ESOP, in the amount of $1,368,780. The loan, together with interest, is to be repaid over a ten year period through annual contributions by the Bank. The debt, which is accounted for as a liability of the Bank and a receivable for the Company, has been eliminated in consolidation.

        The Bank makes annual contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. All dividends received by the ESOP are used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from the collateral and will be allocated to active employees, based on the proportion of debt service paid in the year. The Bank accounts for its ESOP shares in accordance with Statement of Position No. 93-6. Accordingly, the debt of the ESOP is recorded as debt of the Bank and the shares pledged as collateral are reported as unearned ESOP shares in the Statement of Financial Condition. As of September 30, 2000, the balance of indebtedness from the ESOP to the Company was $418,963, which is shown as a deduction from stockholders' equity on the consolidated balance sheet. The debt, which is accounted for as a liability of the Bank and a receivable for the Company, has been eliminated in consolidation. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share (EPS) computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings, dividends on unallocated ESOP shares are recorded as compensation expense. ESOP compensation expense was $154,481, $191,188 and $298,320 for the years ended September 30, 2000, 1999 and 1998, respectively. As of September 30, 2000, of the 120,120 shares acquired by the ESOP, 78,224 shares were allocated and 41,896 shares were unallocated. The 41,896 unallocated shares had an estimated market value of $764,602 at September 30, 2000.

        Management Stock Bonus Plan:
        In connection with the stock conversion, the Bank adopted three Management Stock Bonus Plans (collectively the MSBP), the objective of which is to enable the Bank to retain personnel of experience and ability in key positions of responsibility. All employees of the Bank are eligible to receive benefits under the MSBP. Benefits may be granted at the sole discretion of a committee appointed by the Board of Directors. The MSBP is managed by trustees who are non-employee directors and who have the responsibility to invest all funds contributed by the Bank to the trusts created for the MSBP.

        The MSBP has purchased 91,252 shares of the Company's stock for $965,224. These shares were granted in the form of restricted stock payable over a five-year period at the rate of one-fifth of such shares per year following the date of grant of the award. Compensation expense, in the amount of the fair market value of the common stock at the date of the grant to the employee, was recognized pro rata over the five years during which the shares were payable. All awards were fully amortized as of March 1999. A recipient of such restricted stock will be entitled to all voting and other stockholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in escrow. If a holder of such restricted stock terminates employment for reasons other than death, disability or retirement, the employee forfeits all rights to the allocated shares under restriction. If the participant's service terminates as a result of death, disability, retirement or a change in control of the Bank, all restrictions expire and all shares allocated become unrestricted. The Board of Directors can terminate the MSBP at any time, and if it does so, any shares not allocated will revert to the Company.

15.     Stock Option Plan

        In connection with the stock conversion, the Bank's Board of Directors adopted the 1994 Stock Option Plan (the Option Plan). Pursuant to the initial Option Plan, 228,131 shares of common stock are reserved for issuance by the Company upon exercise of stock options granted to officers, directors and employees of the Bank from time to time under the Option Plan. The purpose of the option plans is to provide additional incentive to certain officers, directors and key employees by facilitating their purchase of a stock interest in the Company. Stock option plans provide for the granting of incentive and non-incentive stock options with a duration of ten years, after which no awards may be made, unless earlier terminated by the Board of Directors pursuant to the option plans. Stock to be offered under the plans may be authorized but unissued common stock, or previously issued shares that have been reacquired by the Company and held as treasury shares.

        Option plans are administered by a committee of at least three non-employee directors designated by the Board of Directors (the Option Committee). The Option Committee will select the employees to whom options are to be granted and the number of shares to be granted. The option price may not be less than 100% of the fair market value of the shares on the date of the grant, and no option shall be exercisable after the expiration of ten years from the grant date. In the case of any employee who owns more than 10% of the outstanding common stock at the time the option is granted, the option price may not be less than 110% of the fair market value of the shares on the date of the grant, and the option shall not be exercisable after the expiration of five years from the grant date. The exercise price may be paid in cash, shares of the common stock, or a combination of both.

        As of the date of conversion, the Option Committee granted 228,131 shares of common stock, at an exercise price of $10 per share, contingent upon stockholder approval of the Option Plan which was ratified June 22, 1994. In addition, options for 18,479 shares of common stock, at an exercise price of $16.50 per share, were awarded on November 20, 1996; options for 2,053 shares of common stock, at an exercise price of $23.625 per share, were awarded on January 15, 1998; options for 10,000 shares were awarded on November 18, 1998 and options for 2,500 shares were awarded on April 27, 2000, at an exercise price of $15.125. All such options are exercisable immediately. As of September 30, 2000, 42,803 options have been exercised and 2,000 options have expired resulting in 216,360 options outstanding.

        The Company accounts for the fair value of its grants issued under the plans subsequent to October 1, 1996 in accordance with FASB Statement
        123. The compensation cost that has been charged against income for the plans was $0, $36,753 and $7,658 for the years ended September 30, 2000, 1999 and 1998, respectively. In accordance with SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during the years ended September 30, 2000 and 1999: dividend yield of 2.54 percent, expected volatility of 25.00 percent, risk-free interest rate of 5.5 percent and expected life of two years. Common stock options granted during the year ended September 30, 2000 had an exercise price of $15.125 per share and an estimated fair value of $0. Common stock options granted during the year ended September 30, 1999 had an exercise price of $23.25 per share and an estimated fair value of $3.675 per share.

        Certain information for the years ended September 30, 2000 and 1999 relative to stock options is as follows:

                                                                            September 30,
                                                ------------------------------------------------------------------
                                                             2000                               1999
                                                -------------------------------     ------------------------------
                                                                  Weighted-Average                     Weighted-Average
Fixed Options                                       Shares        Exercise Price        Shares         Exercise Price
-------------                                   --------------   --------------     --------------    ------------
Outstanding at beginning of year                      258,663          $ 11.18            248,663         $ 10.70
    Granted                                             2,500            15.13             10,000           23.13
    Canceled                                           (2,000)          (23.25)
    Exercised                                         (42,803)          (11.04)
                                                --------------   --------------     --------------    ------------
Outstanding at end of year                            216,360          $ 11.14            258,663         $ 11.18
                                                ==============   ==============     ==============    ============
Exercisable at end of year                            216,360                             258,663
                                                ==============                      ==============
Number of shares available for future grant:
    Beginning of year                                       0                                   0
                                                ==============                      ==============
    End of year                                             0                                   0
                                                ==============                      ==============

16.     Off-Balance Sheet Activities

        The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and commitments to sell loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Statement of Financial Condition. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

        The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for loan commitments is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

        At September 30, 2000, the Bank had outstanding commitments to originate loans receivable of $3,667,019. The commitments outstanding at September 30, 2000 consisted of $3,587,019 in real estate loans. Of the commitments outstanding at September 30, 2000, 1,241,719 were for fixed rate loans with rates of 8.00% to 10.50% and $2,425,300 were for adjustable rate loans with initial rates of 7.125% to 8.50%.

        At September 30, 2000, the Bank had unfunded commitments under lines of credit of $4,612,594. Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. The Bank uses the same credit policies in extending lines of credit as it does for on-balance-sheet instruments.

        At September 30, 2000, the Bank had commercial letters of credit of $109,200. Commercial letters of credit are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

        Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counter-party. Collateral held is primarily residential real estate, but may include autos, accounts receivable, inventory, property, plant and equipment.

        The Bank had no outstanding commitments from mortgage banking concerns to purchase loans yet to be originated at September 30, 2000.

        The Bank had outstanding commitments with mortgage banking concerns to sell loans of $658,387 at September 30, 2000, the outstanding commitments expire on October 27, 2000.

        The Bank had no commitments to purchase mortgage-backed securities or investments at September 30, 2000.

        At September 30, 2000, loans with a carrying value of $8,854,493 have been classified by management as held-for-sale. The carrying value of these loans is at the lower of cost or market value as of September 30, 2000.

17.     Significant Concentrations of Credit Risk

        The Bank grants mortgage, consumer and business loans primarily to customers within the state. Although the Bank has a diversified loan portfolio, a substantial portion of its customers' ability to honor their contracts is dependent upon the agribusiness and energy sectors of the economy. The Bank's net investment in loans is subject to a significant concentration of credit risk given that the investment is primarily within a specific geographic area.

        As of September 30, 2000 the Bank had a net investment of $191,514,140 in loans receivable. These loans possess an inherent credit risk given the uncertainty regarding the borrower's compliance with the terms of the loan agreement. To reduce credit risk, the loans are secured by varying forms of collateral, including first mortgages on real estate, liens on personal property, savings accounts, etc. It is generally Bank policy to file liens on titled property taken as collateral on loans, such as real estate and autos. In the event of default, the Bank's policy is to foreclose or repossess collateral on which it has filed liens.

        In the event that any borrower completely failed to comply with the terms of the loan agreement and the related collateral proved worthless, the Bank would incur a loss equal to the loan balance.

18.     Related Party Transactions

        Directors and primary officers of the Company were customers of, and had transactions with, the Bank in the ordinary course of business during the two years ended September 30, 2000 and 1999, and similar transactions are expected in the future. All loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of loss or present other unfavorable features.

        The following analysis is of loans made to principal officers, directors and principal holders of equity securities that individually exceeded $60,000 in aggregate during the year ended September 30, 2000:

                Balance, September 30, 1999                    $ 2,544,918

                New loans                                        1,294,239
                Repayments                                      (1,019,505)
                                                               -----------
                Balance, September 30, 2000                    $ 2,819,652
                                                               ===========

        The Bank has made several commercial loans to a director that at times have approached the loans to one borrower limitations. The Bank evaluates the loan limitations and sells the loans if they would exceed the loans to one borrower limitation.

19.     Disclosures about Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

        Cash:
        For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

        Time deposits in financial institutions:
        The fair value of fixed maturity certificate of deposits are estimated using the rates currently offered for deposits of similar remaining maturities.

        Investment securities and mortgage-backed securities: For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

        Loans receivable:
        The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

        Deposit liabilities:
        The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit are estimated using the rates currently offered for deposits of similar remaining maturities.

        Advances and other borrowings from Federal Home Loan Bank: The fair value of advances from the Federal Home Loan Bank are estimated using the rates offered for similar borrowings.

19.     Disclosures about Fair Value of Financial Instruments (Continued)

        Commitments to extend credit:
        The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

        The estimated fair values of the Bank's financial instruments are as follows:

                                                            September 30, 2000                  September 30, 1999
                                                       ------------------------------   ------------------------------
                                                           Carrying          Fair           Carrying           Fair
                                                            Amount           Value           Amount           Value
                                                       --------------  --------------   --------------   -------------
                                                                (In Thousands)                 (In Thousands)
Financial assets:
     Cash and cash equivalents:
         Interest-bearing                                    $ 3,755         $ 3,755          $ 4,377         $ 4,377
         Non-interest bearing                                  1,335           1,335            1,598           1,598
     Time deposits in other financial institutions               282             282              290             290
     Investment securities held-to-maturity                   28,667          27,264           28,850          27,970
     Investment securities available-for-sale                  9,588           9,588           12,022          12,022
     Mortgage-backed securities held-to-maturity              10,112          10,036           13,489          13,472
     Loans receivable                                        182,660         181,588          177,236         177,317
     Loans held-for-sale                                       8,854           8,912              604             604

Financial liabilities:
     Deposits                                                165,325         164,723          158,936         158,317
     Advances and other borrowings from
         the Federal Home Loan Bank                           57,000          56,879           58,000          57,067

                                                              Par             Fair             Par             Fair
                                                             Value           Value            Value            Value
                                                       --------------  --------------   --------------   -------------
     Unrecognized financial instruments:
         Commitments to extend credit                        $ 3,667         $ 3,672          $ 3,292         $ 3,329

         Commitments to sell loans                               658             664              678             690

20.     Restrictions on Retained Earnings

        The Bank may not declare or pay a cash dividend to the Company if the effect would cause the net worth of the Bank to be reduced below either the amount required for the "liquidation account" or the net worth requirement imposed by the OTS. If all capital requirements continue to be met, the Bank may not declare or pay a cash dividend in an amount in excess of the Bank's net earnings for the fiscal year in which the dividend is declared plus one-half of the surplus over the capital requirements, without prior approval of the OTS.

        Office of Thrift Supervision regulations require that upon conversion from mutual to stock form of ownership, a liquidation account be established by restricting a portion of net worth for the benefit of eligible savings account holders who maintain their savings accounts with the Bank after conversion. In the event of complete liquidation (and only in such event) each savings account holder who continues to maintain their savings account shall be entitled to receive a distribution from the liquidation account after payment to all creditors but before any liquidation distribution with respect to common stock. The initial liquidation account was established at $15,489,000. This account may be proportionately reduced for any subsequent reduction in the eligible holder's savings accounts.

21.     Quarterly Results of Operations (Unaudited)

        Following is a summary of the unaudited quarterly results of operations for the year ended September 30, 2000:

                                                                       Quarter Ended
                                        -----------------------------------------------------------------------------
                                          December 31           March 31             June 30          September 30
                                        -----------------   -----------------    -----------------  -----------------

Interest income                               $4,479,222          $4,457,181           $4,559,143         $4,735,062
Interest expense                               2,590,072           2,722,718            2,856,578          3,059,992
                                        -----------------   -----------------    -----------------  -----------------
Net interest income                            1,889,150           1,734,463            1,702,565          1,675,070
Provision for losses on loans                    135,000              95,000              135,000            (98,030)
                                        -----------------   -----------------    -----------------  -----------------
Net interest income, after provision
     for losses                                1,754,150           1,639,463            1,567,565          1,773,100
Non-interest income                              226,877             223,930              251,351            275,322
Non-interest expenses                         (1,025,123)         (1,001,996)            (966,849)        (1,062,478)
                                        -----------------   -----------------    -----------------  -----------------
Income before income taxes                       955,904             861,397              852,067            985,944
Provision for income taxes                      (369,300)           (357,000)            (340,600)          (205,047)
                                        -----------------   -----------------    -----------------  -----------------
Net income                                     $ 586,604           $ 504,397            $ 511,467          $ 780,897
                                        =================   =================    =================  =================
Earnings per common share:
     Basic                                        $ 0.55              $ 0.47               $ 0.46             $ 0.71
     Diluted                                        0.50                0.43                 0.44               0.67

Dividends declared per share                      $ 0.15              $ 0.15               $ 0.15             $ 0.15

22.    Parent Company Financial Information

       Condensed financial statements of Landmark Bancshares, Inc. (Parent Company) are shown below. The Parent Company has no significant operating activities.

                   Condensed Statements of Financial Condition
                        As of September 30, 2000 and 1999
                                 (In Thousands)

                                                                  2000        1999
                                                                --------    --------
ASSETS
     Cash and cash equivalents                                  $    192    $    778
     Time deposits in other financial institutions                   282         290
     Investment securities available-for-sale                      3,825       4,571
     Investment in subsidiary                                     19,835      18,615
     Loans receivable                                                419         556
     Other assets                                                    439         491
                                                                --------    --------
         Total assets                                           $ 24,992    $ 25,301
                                                                ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
     Liabilities:
         Borrowings from subsidiary                             $  1,254    $  2,800
         Accrued expenses and other liabilities                       76          97
                                                                --------    --------
              Total liabilities                                    1,330       2,897
                                                                --------    --------
     Stockholders' equity:
         Common stock                                                228         228
         Additional paid-in capital                               22,475      22,706
         Retained income                                          24,023      22,290
         Net unrealized gain on available-for-sale securities       (111)       (120)
         Unamortized amounts related to ESOP and MSBP               (419)       (556)
                                                                --------    --------
                                                                  46,196      44,548
         Treasury stock, at cost                                 (22,534)    (22,144)
                                                                --------    --------
              Total stockholders' equity                          23,662      22,404
                                                                --------    --------
         Total liabilities and stockholders' equity             $ 24,992    $ 25,301
                                                                ========    ========

                       Condensed Statements of Operations
              For the Years Ended September 30, 2000, 1999 and 1998
                                 (In Thousands)

                                   2000       1999      1998
                                  -------    -------   -------
Equity earnings of subsidiary     $ 2,332    $ 2,079   $ 2,267
Interest and dividend income          236        224       248
Net gain on sale of investments        51        500       202
Other                                  26          5       (77)
                                  -------    -------   -------
    Total income                    2,645      2,808     2,640
                                  -------    -------   -------
Operating expenses                    302        360       235
                                  -------    -------   -------
    Income before income taxes      2,343      2,448     2,405
Income tax expense (benefit)          (40)        93        41
                                  -------    -------   -------
    Net income                    $ 2,383    $ 2,355   $ 2,364
                                  =======    =======   =======

                       Condensed Statements of Cash Flows
              For the Years Ended September 30, 2000, 1999 and 1998
                                 (In Thousands)

                                                                  2000       1999       1998
                                                                -------    -------    -------
Cash Flows from Operating Activities
     Net income                                                 $ 2,383    $ 2,355    $ 2,364
     Adjustments to reconcile net income to net cash
       provided by operating activities:
         Equity in net income of subsidiary                      (2,332)    (2,079)    (2,267)
         Gain on sale of investments                                (51)      (500)      (202)
         (Increase) decrease in other assets                       (140)        57       (165)
         Increase (decrease) in other liabilities                   (21)        48        (17)
         Other                                                       21         52        164
                                                                -------    -------    -------
         Net cash used by operating activities                     (140)       (67)      (123)
                                                                -------    -------    -------
Cash Flows from Investing Activities
     Dividends from subsidiary                                    1,300      5,700      8,000
     Acquisition of investment securities available-for-sale,
        including deposits                                                    (287)    (3,765)
     Proceeds from sale of investment securities
        available-for-sale                                          870      1,516        669
     Decrease in loans to subsidiary and ESOP, net                  137        137        152
     Proceeds from sale of equity investment                        166
     Other loans, net                                                          245        (95)
                                                                -------    -------    -------
         Net cash provided by investing activities                2,473      7,311      4,961
                                                                -------    -------    -------
Cash Flows from Financing Activities
     Proceeds from subsidiary note payable                        1,454      4,942      8,200
     Repayment of net payable to subsidiary                      (3,000)    (6,842)    (3,500)
     Purchase of treasury stock                                  (1,083)    (4,240)    (8,654)
     Proceeds from exercise of stock options                        360
     Cash dividends paid                                           (650)      (805)      (929)
                                                                -------    -------    -------
         Net cash used by financing activities                   (2,919)    (6,945)    (4,883)
                                                                -------    -------    -------
         Increase (decrease) in cash and cash equivalents          (586)       299        (45)
         Cash and cash equivalents at beginning of year             778        479        524
                                                                -------    -------    -------
         Cash and cash equivalents at end of year               $   192    $   778    $   479
                                                                =======    =======    =======

23.     Subsequent Event - Accounting for Derivatives and Hedging Activity

        In June 1998, FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires the recognition of all derivative financial instruments as either assets or liabilities in the statement of financial position and measurement of those instruments at fair value. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the asset or liability hedged. Under the provisions of SFAS No. 133, the method that will be used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, must be established at the inception of the hedge. The methods must be consistent with the entity's approach to managing risk. SFAS No. 137 was issued in June 1999 to modify SFAS No. 133 regarding recognition in the balance sheet of embedded derivatives that are to be separated from the host contract. SFAS No. 138 was issued in June 2000 to amend SFAS No. 133 before its effective date to address a limited number of issues causing implementation difficulties for a large number of entities.

        As issued, SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS No. 137 also amended SFAS 133 by postponing the mandatory effective date to all fiscal quarters of fiscal years beginning after June 15, 2000, with initial application as of the beginning of an entity's fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of this Statement. Earlier application is encouraged, but is permitted only as of the beginning of any fiscal quarter beginning after June 15, 2000. Retroactive application to financial statements of prior periods is prohibited. Management of the Company will adopt the provisions of this statement beginning October 1, 2000.

        As permitted by SFAS No. 133, on October 1, 2000, the Company transferred all of its securities from the held-to-maturity portfolio to the available-for-sale and trading portfolios as follows:

                                                                   Securities Transferred
                                     -----------------------------------------------------------------------------------
                                                                       Available
                                          Trading             for Sale               Total                Total
     Security                         (at fair value)      (at fair value)      (at fair value)      (at book value)
     --------                        ------------------   ------------------   ------------------  ---------------------
     Investment securities                 $ 9,642,188          $17,621,420         $ 27,263,608           $ 28,666,885
     Mortgage-backed-securities                                  10,035,853           10,035,853             10,112,018
                                     ------------------   ------------------   ------------------  ---------------------
                  Total                    $ 9,642,188          $27,657,273         $ 37,299,461           $ 38,778,903
                                     ==================   ==================   ==================  =====================

        As of October 1, 2000, the effect of the transfer of these securities was reported as a cumulative adjustment from a change in accounting principle, net of tax benefits, impacting earnings and other comprehensive income as follows:

                                             Adjustment to
                               Adjustment        Other
                                   to        Comprehensive       Total
                                Earnings        Income        Adjustments
                               ------------  -------------  --------------
Investment securities           $ (339,697)   $(1,063,580)   $ (1,403,277)
Mortgage-backed securities                        (76,165)        (76,165)
                               ------------  -------------  --------------
    Pre-tax loss                  (339,697)    (1,139,745)     (1,479,442)
Income tax benefit                 125,144        419,882         545,026
                               ------------  -------------  --------------
    Net loss                    $ (214,553)   $  (719,863)   $   (934,416)
                               ============  =============  ==============

        The impact to earnings resulted in a loss of $214,553 that was recorded against current operations as of October 1, 2000, as a cumulative adjustment from a change in accounting principle, net of tax benefits. Future changes in fair value for any remaining securities in the trading portfolio will be reflected through current operation. Changes in fair value for any securities in the available-for-sale portfolio will be adjusted through other comprehensive income.

                                 OFFICE LOCATION

                                CORPORATE OFFICE
                            Landmark Bancshares, Inc.
                               Central and Spruce
                            Dodge City, Kansas 67801
                                 (316) 227-8111

                 Board of Directors of Landmark Bancshares, Inc.
         C. Duane Ross                                               Larry Schugart
         Chairman of the Board                                       President and Chief Executive Officer
         President, High Plains Publishers, Inc.

         David H. Snapp                                              Richard Ball
         Partner, Waite, Snapp & Doll, Attorneys at Law              CPA/Shareholder, Adams, Brown
                                                                         Beran & Ball, Chtd.

         Jim W. Lewis
         Owner, Auto Dealerships

                 Executive Officers of Landmark Bancshares, Inc.

         Larry Schugart                                              Gary L. Watkins
         President and Chief Executive Officer                       Secretary and Chief Operating Officer

         Stephen H. Sundberg
         Treasurer and Chief Financial Officer

-------------------------------------------------------------------------------------------------------------------

    Corporate Counsel:                                                  Independent Auditors:
    Waite, Snapp & Doll, Attorneys at Law                               Regier Carr & Monroe, L.L.P.
    Military Plaza                                                      300 West Douglas
    Dodge City, Kansas  67801                                           Suite 100
                                                                        Wichita, Kansas  67202

    Special Counsel:                                                    Transfer Agent and Registrar:
    Malizia Spidi & Fisch, PC                                           Computer Share Trust Co., Inc.
    1100 New York Avenue, Suite 340 West                                12039 W. Alameda Parkway,
    Washington, D.C. 20005                                              Suite Z-2
                                                                        Lakewood, Colorado  80228

The Company's Annual Report for the year ended September 30, 2000 filed with the Securities and Exchange Commission on Form 10-K is available without charge upon written request. For a copy of the Form 10-K or any other investor information, please write or call: Corporate Secretary, Landmark Bancshares, Inc., Central and Spruce, Dodge City, Kansas 67801. The annual meeting of stockholders will be held on January 17, 2001 at 1:30 p.m. at the Dodge City Country Club, North Avenue C, Dodge City, Kansas 67801.

                         [LOGO]
                                    LANDMARK
                                BANCSHARES, INC.
                                ----------------




                          Landmark Federal Savings Bank
                            Central & Spruce Streets
                                 P.O. Box 1437
                            Dodge City, KS 67801-1437
                                 (316) 227-8111



2500 N. 14th Street               16th & Stone              1007 N. Main Street
Dodge City, KS 67801          Great Bend, KS 67530         Garden City, KS 67846
  (316) 225-1745                 (316) 792-2196               (316) 275-2166


                623 N. Main Street                   816 Main
               Hoisington, KS 67544             LaCrosse, KS 67548
                  (316) 653-2783                  (785) 222-3546

                                   EXHIBIT 23

                INDEPENDENT AUDITOR'S CONSENT



We consent to the incorporation by reference in Registration statement No. 33-95072 of Landmark Bancshares, Inc. on Form S-8 of our report dated October 26, 2000 incorporated by reference in this Annual Report on Form 10-K of Landmark Bancshares, Inc. for the year ended September 30, 2000.




                                     /s/Regier Carr & Monroe, L.L.P.
                                     ----------------------------------
                                     Regier Carr & Monroe, L.L.P.



December 21, 2000
Wichita, Kansas

                   EX-27

ARTICLE

LEGEND
     THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE ANNUAL REPORT ON FORM 10-K AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL INFORMATION.
/LEGEND

MULTIPLIER                                   1000

PERIOD-TYPE                                12-MOS
FISCAL-YEAR-END                       SEP-30-2000
PERIOD-END                            SEP-30-2000
CASH                                        5,090
INT-BEARING-DEPOSITS                          282
FED-FUNDS-SOLD                                  0
TRADING-ASSETS                                  0
INVESTMENTS-HELD-FOR-SALE                   9,588
INVESTMENTS-CARRYING                       38,779
INVESTMENTS-MARKET                         37,299
LOANS                                     191,514
ALLOWANCE                                   1,577
TOTAL-ASSETS                              250,676
DEPOSITS                                  165,325
SHORT-TERM                                 57,000
LIABILITIES-OTHER                           4,689
LONG-TERM                                       0
PREFERRED-MANDATORY                             0
PREFERRED                                       0
COMMON                                        228
OTHER-SE                                   23,434
TOTAL-LIABILITIES-AND-EQUITY              250,676
INTEREST-LOAN                              14,783
INTEREST-INVEST                             3,448
INTEREST-OTHER                                  0
INTEREST-TOTAL                             18,231
INTEREST-DEPOSIT                            7,340
INTEREST-EXPENSE                            3,889
INTEREST-INCOME-NET                         7,001
LOAN-LOSSES                                   267
SECURITIES-GAINS                                0
EXPENSE-OTHER                               4,056
INCOME-PRETAX                               3,655
INCOME-PRE-EXTRAORDINARY                        0
EXTRAORDINARY                                   0
CHANGES                                         0
NET-INCOME                                  2,383
EPS-BASIC                                    2.19
EPS-DILUTED                                  2.04
YIELD-ACTUAL                                 2.93
LOANS-NON                                     737
LOANS-PAST                                    314
LOANS-TROUBLED                                531
LOANS-PROBLEM                               1,978
ALLOWANCE-OPEN                              1,318
CHARGE-OFFS                                    91
RECOVERIES                                     19
ALLOWANCE-CLOSE                             1,577
ALLOWANCE-DOMESTIC                          1,577
ALLOWANCE-FOREIGN                               0
ALLOWANCE-UNALLOCATED                           0


                            MALIZIA SPIDI & FISCH, PC
                                ATTORNEYS AT LAW

1100 NEW YEAR AVENUE, N.W.                                      637 KENNARD ROAD
SUITE 340 WEST                                 STATE COLLEGE, PENNSYLVANIA 16801
WASHINGTON, D.C. 20005                                            (814) 466-6625
(202) 434-4660                                         FACSIMILE: (814) 466-6703
FACSIMILE: (202) 434-4661



TIFFANY A. HENRICKS                                  WRITER'S DIRECT DIAL NUMBER
                                                                  (202) 434-8389



VIA EDGAR
---------

December 21, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Landmark Bancshares, Inc.
                  File No. 0-23164
                  Form 10-K

Dear Sir or Madam:

         Transmitted with this letter for filing on behalf of the above-referenced registrant is the Annual Report on Form 10-K of the registrant for the fiscal year ended September 30, 2000.

                                                 Sincerely,

                                                 /s/  Tiffany A. Henricks

                                                 Tiffany A. Henricks




Enclosure

cc:      The Nasdaq Stock Market (via EDGAR)
         Mr. Larry Schugart, President
         Mr. Albert Denny, Regier Carr & Monroe, L.L.P.
         John J. Spidi, Esq.